   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 15, 2000
                                               SECURITIES ACT FILE NO. 333-67701
                                        INVESTMENT COMPANY ACT FILE NO. 811-5898
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                    FORM N-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933                     /X/
                         PRE-EFFECTIVE AMENDMENT NO.                         / /
                         POST-EFFECTIVE AMENDMENT NO. 2                      /X/
                                     AND/OR
              REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                  ACT OF 1940                                /X/
                                AMENDMENT NO. 15                             /X/
                             ----------------------
                 MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
                        (A MASSACHUSETTS BUSINESS TRUST)
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                             TWO WORLD TRADE CENTER
                            NEW YORK, NEW YORK 10048
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 392-1600
                                BARRY FINK, ESQ.
                             TWO WORLD TRADE CENTER
                            NEW YORK, NEW YORK 10048
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)
                                    COPY TO:
                            STUART M. STRAUSS, ESQ.
                              MAYER, BROWN & PLATT
                                 1675 BROADWAY
                         NEW YORK, NEW YORK 10019-5820
                             ----------------------
   APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of the registration statement
                             ----------------------

    If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box..................................................... / /

    It is proposed that this filing will become effective (check appropriate box)

    /X/  when declared effective pursuant to section 8(c)

    The following boxes should only be included and completed if the registrant is a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act and is making this filing in accordance with Rule 486 under the Securities Act.

    / /  immediately upon filing pursuant to paragraph (b)

    / /  on (date) pursuant to paragraph (b)

    / /  60 days after filing pursuant to paragraph (a)

    / /  on (date) pursuant to paragraph (a)

    If appropriate, check the following box:

    / / this [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

    / / This form is filed to register an additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ______.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST

                                    FORM N-2

                             CROSS REFERENCE SHEET


PART I ITEM NUMBER                                           PROSPECTUS CAPTION
------------------                               ------------------------------------------
 1.  Outside Front Cover.......................  Cover
 2.  Cover pages; Other Offering Information...  Cover
 3.  Fee Table and Synopsis....................  Summary of Trust Expenses; Prospectus
                                                  Summary
 4.  Financial Highlights......................  Financial Highlights
 5.  Plan of Distribution......................  Cover Page; Prospectus Summary, Initial
                                                  Underwriting and Continuous Offering
 6.  Selling Shareholders......................  Share Repurchases and Tenders
 7.  Use of Proceeds...........................  Investment Objective and Policies
 8.  General Description of Registrant.........  The Trust and Its Advisor
 9.  Management................................  Investment Objective and Policies
10.  Capital Stock, Long-Term Debt, and Other
      Securities...............................  The Trust and Its Advisor
11.  Defaults and Arrears on Senior Loans......  Risk Factors
12.  Legal Proceedings.........................  Not Applicable
13.  Table of Contents of Statements of
      Additional Information...................  Table of Contents of The Statement of
                                                  Additional Information

PART II ITEM NUMBER                              STATEMENT OF ADDITIONAL INFORMATION CAPTION
-------------------                              -------------------------------------------
14.  Cover Page.                                 Cover
15.  Table of Contents.........................  Table of Contents
16.  General Information and History...........  The Trust and Its Advisor
17.  Investment Objectives and Policies........  Investment Objective and Investment
                                                  Restrictions; Portfolio Transactions;
                                                  Appendix A
18.  Management................................  Trustees and Officers
19.  Control Persons and Principal Holders of
      Securities...............................  Control Persons and Principal Holders of
                                                  Securities
20.  Investment Advisory and Other Services....  The Trust and Its Advisor; Custodian;
                                                  Dividend Disbursing Agent and Transfer
                                                  Agent; Legal Counsel; Experts
21.  Brokerage Allocation and Other
      Practices................................  Portfolio Transactions
22.  Tax Status................................  Taxation
23.  Financial Statements......................  Financial Statements

PROSPECTUS

                           MORGAN STANLEY DEAN WITTER
                               PRIME INCOME TRUST
                                  -----------

    MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST (THE "TRUST") IS AN INVESTMENT COMPANY WHICH SEEKS TO PROVIDE A HIGH LEVEL OF CURRENT INCOME CONSISTENT WITH THE PRESERVATION OF CAPITAL. THE TRUST SEEKS TO ACHIEVE ITS OBJECTIVE THROUGH INVESTMENT PRIMARILY IN SENIOR LOANS. SENIOR LOANS ARE LOANS MADE TO CORPORATIONS, PARTNERSHIPS AND OTHER ENTITIES, THAT HOLD THE MOST SENIOR POSITIONS IN A BORROWER'S CAPITAL STRUCTURE. THE SENIOR LOANS IN WHICH THE TRUST INVESTS ARE SECURED BY COLLATERAL THAT THE INVESTMENT ADVISOR BELIEVES TO HAVE A MARKET VALUE AT THE TIME OF THE LOAN THAT EQUALS OR EXCEEDS THE AMOUNT OF THE SENIOR LOAN.
                             ----------------------


    THE INTEREST RATE ON SENIOR LOANS GENERALLY WILL FLOAT OR RESET AT A SPECIFIED LEVEL ABOVE A GENERALLY RECOGNIZED BASE LENDING RATE SUCH AS THE PRIME RATE OR LIBOR.

                             ----------------------

    SHARES OF THE TRUST ARE CONTINUOUSLY OFFERED AT A PRICE EQUAL TO THE THEN CURRENT NET ASSET VALUE PER SHARE WITHOUT AN INITIAL SALES CHARGE.
                             ----------------------

    SHARES ARE NOT REDEEMABLE AND THERE IS NO SECONDARY MARKET FOR THE SHARES. THE BOARD OF TRUSTEES CURRENTLY INTENDS TO CONSIDER THE MAKING OF TENDER OFFERS ON A QUARTERLY BASIS TO REPURCHASE ALL OR A PORTION OF THE SHARES FROM SHAREHOLDERS AT THE THEN CURRENT NET ASSET VALUE PER SHARE. SHARES TENDERED THAT WERE HELD FOR LESS THAN FOUR YEARS ARE GENERALLY SUBJECT TO AN EARLY WITHDRAWAL CHARGE OF UP TO 3% OF THE ORIGINAL PURCHASE PRICE.
                             ----------------------

    INVESTMENT IN THE TRUST INVOLVES A VARIETY OF RISKS WHICH YOU SHOULD CONSIDER PRIOR TO INVESTMENT. SEE "RISK FACTORS."
                             ----------------------


    THIS PROSPECTUS SETS FORTH CONCISELY THE INFORMATION YOU SHOULD KNOW BEFORE INVESTING IN THE FUND. IT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. ADDITIONAL INFORMATION ABOUT THE FUND IS CONTAINED IN THE STATEMENT OF
ADDITIONAL INFORMATION, DATED DECEMBER   , 2000, WHICH HAS BEEN FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION, AND WHICH IS AVAILABLE AT NO CHARGE UPON REQUEST OF THE FUND AT THE ADDRESS OR TELEPHONE NUMBERS LISTED ON THIS PAGE. THE STATEMENT OF ADDITIONAL INFORMATION IS INCORPORATED HEREIN BY REFERENCE.

                             ----------------------

    MORGAN STANLEY DEAN WITTER ADVISORS INC. IS THE INVESTMENT ADVISOR TO THE TRUST. THE ADDRESS OF THE TRUST IS TWO WORLD TRADE CENTER, NEW YORK, NY 10048. THE TRUST'S TELEPHONE NUMBER IS (212) 392-2550 OR (800) 869-NEWS. YOU SHOULD READ THIS PROSPECTUS CAREFULLY BEFORE INVESTING.
                             ----------------------

           THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ADEQUACY OF THIS PROSPECTUS.

                              --------------------


==================================================================================================
                                PRICE TO                                         PROCEEDS TO
                               PUBLIC (1)             SALES LOAD (1)            THE TRUST (2)
--------------------------------------------------------------------------------------------------
PER SHARE                           $                      NONE                       $
TOTAL (2)                           $                      NONE                       $
==================================================================================================


                                           (SEE FOOTNOTES ON INSIDE FRONT COVER)
                             ----------------------

                  MORGAN STANLEY DEAN WITTER DISTRIBUTORS INC.


DECEMBER   , 2000

(FOOTNOTES TO TABLE ON FRONT COVER)


(1) THE SHARES ARE OFFERED ON A BEST EFFORTS BASIS AT A PRICE EQUAL TO THE NET
    ASSET VALUE PER SHARE WHICH AS OF THE DATE OF THE PROSPECTUS IS $    .



(2) ASSUMING ALL SHARES CURRENTLY REGISTERED ARE SOLD PURSUANT TO THIS
    CONTINUOUS OFFERING AT A PRICE OF $    PER SHARE. THE TRUST COMMENCED
    OPERATIONS ON NOVEMBER 30, 1989, FOLLOWING COMPLETION OF A FIRM COMMITMENT UNDERWRITING FOR 10,921,751 SHARES, WITH NET PROCEEDS TO THE TRUST OF $109,217,510. THE TRUST COMMENCED THE CONTINUOUS OFFERING OF ITS SHARES ON DECEMBER 4, 1989.


    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST OR THE PRINCIPAL UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

                            ------------------------

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Summary of Trust Expenses...................................         3
Prospectus Summary..........................................         4
Financial Highlights........................................         7
The Trust and its Advisor...................................         8
Investment Objective and Policies...........................         9
Risk Factors................................................        13
Investment Practices........................................        16
Investment Advisory Agreement...............................        19
Administrator and Administration Agreement..................        20
Share Repurchases and Tenders...............................        22
Purchase of Shares..........................................        24
Additional Information......................................        27

SUMMARY OF TRUST EXPENSES
--------------------------------------------------------------------------------


    The expenses and fees set forth in the table are for the fiscal year ended September 30, 2000.



SHAREHOLDER TRANSACTION EXPENSES
--------------------------------
Sales Load Imposed on Purchases.............................      None
Sales Load Imposed on Reinvested Dividends..................      None
Early Withdrawal Charge.....................................      3.0%
An early withdrawal charge is imposed on tenders at the
 following declining rates:
                                                                  EARLY
                                                               WITHDRAWAL
  YEAR AFTER PURCHASE                                            CHARGE
------------------------------------------------------------  -------------
  First.....................................................      3.0%
  Second....................................................      2.5%
  Third.....................................................      2.0%
  Fourth....................................................      1.0%
  Fifth and thereafter......................................      None
ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS)
Investment Advisory Fees....................................      0.85%
Interest Payments on Borrowed Funds.........................      None
Sum of Other Expenses.......................................      0.36%
Total Annual Expenses.......................................      1.21%



EXAMPLE                                                        1 YEAR    3 YEARS    5 YEARS    10 YEARS
-------                                                       --------   --------   --------   --------
You would pay the following expenses on a $1,000 investment, assuming (1) 5% annual return and (2) tender at the end of
 each time period:..........................................    $42        $59        $67        $147
You would pay the following expenses on the same investment,
 assuming no tender:........................................    $12        $39        $67        $147


------------------------
    THE ABOVE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR PERFORMANCE. ACTUAL EXPENSES OF THE TRUST MAY BE GREATER OR LESS THAN THOSE SHOWN.

    The purpose of this table is to assist the investor in understanding the various costs and expenses that an investor in the Trust will bear directly or indirectly. For a more complete description of these costs and expenses, see the cover page of this Prospectus and "Investment Advisory Agreement," "Administrator and Administration Agreement" and "Share Repurchases and Tenders--Early Withdrawal Charge" in this Prospectus.

                               PROSPECTUS SUMMARY

    KEY INFORMATION ABOUT THE TRUST IS SUMMARIZED BELOW. YOU SHOULD READ IT IN LIGHT OF THE MORE DETAILED INFORMATION SET FORTH LATER IN THIS PROSPECTUS.

PURCHASE OF SHARES...........  Shares of the Trust are continuously offered for sale at the then net asset value per share without an initial sales
                               charge. The minimum initial investment in the Trust is
                               $1,000. Subsequent investments must be at least $100. Shares may be purchased through Dean Witter Reynolds Inc. and other selected broker-dealers.
INVESTMENT OBJECTIVE AND
POLICIES.....................  The investment objective of the Trust is to provide a high level of current income consistent with the preservation of capital. The Trust seeks to achieve its objective through
                               investment primarily in Senior Loans. There is no assurance that the Trust will achieve this objective.
                               Senior Loans are loans made to corporations, partnerships
                               and other entities which hold the most senior position in a borrower's capital structure. The Senior Loans in which the
                               Trust invests are secured by collateral that the Investment
                               Advisor believes to have a market value at the time of the loan which equals or exceeds the amount of the Senior Loan.
                               The interest rate on Senior Loans generally will float or
                               reset at a specified level above a generally recognized base lending rate such as the prime rate quoted by a major U.S.
                               bank ("Prime Rate") or the London Inter-Bank Offered Rate
                               ("LIBOR").
                               The Trust invests, under normal market conditions, at least
                               80% of its total assets in Senior Loans. The remainder of
                               its assets are invested in cash or short-term high quality money market instruments. Senior Loans in which the Trust
                               may invest typically are originated, negotiated and
                               structured by a syndicate of lenders ("Lenders") and
                               administered on behalf of the Lenders by an agent bank
                               ("Agent"). The terms of the loan are set forth in a loan
                               agreement (the "Loan Agreement"). The Trust may acquire such syndicated Senior Loans ("Syndicated Loans") in one of three ways: (i) it may act as a Lender; (ii) it may acquire an
                               Assignment; or (iii) it may acquire a Participation. Senior
                               Loans may also take the form of debt obligations of
                               Borrowers issued directly to investors in the form of debt securities ("Senior Notes").
                               An Assignment is a sale by a Lender or other third party of its rights in a Senior Loan. Generally, when the Trust
                               purchases an Assignment, it obtains all of the rights of a
                               Lender. In some cases, however, the Assignment may be of a more limited nature and the Trust may have no contractual
                               relationship with the Borrower. In such instances, the Trust would be required to rely on the Lender or other third party from which it acquired the Assignment to demand payment and enforce its rights under the Senior Loan.
                               A Participation is an interest in a Senior Loan acquired
                               from a Lender or other third party (the "Selling
                               Participant"). Payment of principal and interest received by the Selling Participant are passed through to the holder of the Participation. When the Trust acquires a Participation it will

                               have a contractual relationship with the Selling Participant but not the Borrower. As a result, the Trust assumes the
                               credit risk of the Borrower, the Selling Participant and any other prior Selling Participant.
INVESTMENT ADVISOR...........  Morgan Stanley Dean Witter Advisors Inc. ("MSDW Advisors" or
                               the "Investment Advisor") is the Trust's Investment Advisor.
                               The Investment Advisor is a wholly-owned subsidiary of
                               Morgan Stanley Dean Witter & Co., a preeminent global
                               financial services firm that maintains leading market
                               positions in each of its three primary businesses --
                               securities, asset management and credit services.
                               The Investment Advisor and its wholly-owned subsidiary,
                               Morgan Stanley Dean Witter Services Company Inc., serve in various investment management, advisory, management, and
                               administrative capacities to 97 investment companies, 24 of which are listed on the New York Stock Exchange, with
                               combined assets of approximately $150 billion as of
                               November 30, 2000.
ADVISORY FEE.................  The Trust pays the Investment Advisor an advisory fee calculated at an annual rate of 0.90% of average daily net assets on assets of the Trust up to $500 million, at an
                               annual rate of 0.85% of average daily net assets on assets of the Trust exceeding $500 million up to $1.5 billion, at an annual rate of 0.825% of average daily net assets on
                               assets of the Trust exceeding $1.5 billion up to
                               $2.5 billion, at an annual rate of 0.80% of average daily
                               net assets on assets of the Trust exceeding $2.5 billion up to $3.0 billion and at an annual rate of 0.775% of average daily net assets on assets of the Trust exceeding $3.0
                               billion.
ADMINISTRATOR................  Morgan Stanley Dean Witter Services Company Inc. ("MSDW
                               Services" or the "Administrator"), a wholly-owned subsidiary of MSDW Advisors, the Investment Advisor of the Trust, is
                               the Administrator of the Trust. See "Administrator and
                               Administration Agreement" and "Purchase of Shares."
ADMINISTRATION FEE...........  The Trust pays the Administrator a monthly fee at an annual rate of 0.25% of the Trust's daily net assets. See
                               "Administrator and Administration Agreement."
DIVIDENDS AND
DISTRIBUTIONS................  Income dividends are declared daily and paid monthly.
                               Dividends and distributions to holders of Shares cannot be assured, and the amount of each monthly payment may vary.
                               Capital gains, if any, will be distributed at least
                               annually. All dividends and capital gains distributions will be reinvested automatically in additional Shares, unless you elect to receive cash distributions. See "Dividends and
                               Distributions" and "Taxation."
SHARE REPURCHASES AND
TENDERS......................  The Board of Trustees of the Trust currently intends, each quarter, to consider authorizing the Trust to make tender
                               offers for all or a portion of its outstanding Shares at the then current net asset value of the Shares. An early
                               withdrawal charge payable to the Investment Advisor of up to
                               3.0% of the original purchase price of such Shares will be imposed on most Shares accepted for tender that have been
                               held for four years or

                               less. There is no guarantee that the Trust will in fact make a tender offer for any of its Shares or that if a tender
                               offer is made, all or any Shares tendered will be purchased by the Trust. If a tender offer is not made or Shares are
                               not purchased pursuant to a tender offer you may not be able to sell your Shares. The Trust may borrow to finance tender offers.
CUSTODIAN....................  The Bank of New York serves as Custodian of the Trust's assets. See "Custodian, Dividend Disbursing and Transfer
                               Agent."
RISK FACTORS.................  An investment in the Trust involves a number of risks. The
                               Borrower, under a Senior Loan, may fail to make scheduled
                               payments of principal and interest, which could result in a decline in net asset value and a reduction of the Trust's
                               yield. While each Senior Loan will be collateralized, there is no guarantee that the collateral securing a Senior Loan will be sufficient to protect the Trust against losses or a decline in income in the event of a Borrower's non-payment of principal and/or interest. The Trust may invest in Senior
                               Loans made in connection with leveraged buyout transactions, recapitalizations, and other highly leveraged transactions.
                               These types of Senior Loans are subject to greater risks
                               than are other Senior Loans in which the Trust may invest.
                               Senior Loans are not traded on an exchange nor is there any regular secondary market. Due to the illiquidity of Senior
                               Loans, the Trust may not be able to dispose of its
                               investment in Senior Loans in a timely fashion and at a fair price. The Trust may invest in Senior Loans made to non U.S.
                               borrowers, provided the Senior Loans are U.S. dollar-
                               denominated. Loans to non-U.S. borrowers, involve a variety of risks not present in the case of Senior Loans to U.S.
                               borrowers.
                               A substantial portion of the Senior Loans in which the Trust invests may be rated by a national statistical rating
                               organization below investment grade.
                               An investment in the Shares should be considered illiquid.
                               There is no secondary market for the Shares and none is
                               expected to develop.
                               The above risks and others to which the Trust is subject,
                               are discussed in greater detail under the heading "Risk
                               Factors."
ANTI-TAKEOVER PROVISIONS.....  The Trust's Declaration of Trust includes anti-takeover provisions. These include the requirement for a 66%
                               shareholder vote to remove Trustees and for certain mergers, issuances of Shares and asset acquisitions. These provisions could have the effect of limiting the ability of other
                               persons or entities to acquire control of the Trust and of depriving holders of Shares of an opportunity to sell their
                               Shares at a premium above prevailing market prices by
                               discouraging a third party from seeking to obtain control of the Trust. See "Description of Shares--Anti-Takeover
                               Provisions."

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------


    The financial highlights table is intended to help you understand the Fund's financial performance for the periods indicated. Certain information reflects financial results for a single Fund share throughout each year. The total returns in the table represent the rate an investor would have earned or lost on an investment in the Fund (assuming reinvestment of all dividends and distributions).



    The information for the fiscal year ended September 30, 2000 has been audited by Deloitte & Touche LLP, independent auditors, whose report, along with the Fund's financial statements, is included in the Statement of Additional Information which is available upon request. The financial highlights for prior fiscal periods have been audited by other independent accountants.


                                                        FOR THE YEAR ENDED SEPTEMBER 30,
                                     -----------------------------------------------------------------------
                                        2000         1999         1998         1997        1996       1995
                                     ----------   ----------   ----------   ----------   --------   --------
SELECTED PER SHARE DATA:
Net asset value, beginning of
 period............................  $     9.87   $     9.91   $     9.95   $     9.94   $   9.99   $  10.00
                                     ----------   ----------   ----------   ----------   --------   --------
Income (loss) from investment
 operations:
  Net investment income............        0.82         0.70         0.71         0.75       0.74       0.82
  Net realized and unrealized gain
   (loss)..........................       (0.16)       (0.05)       (0.03)      --          (0.04)      0.01
                                     ----------   ----------   ----------   ----------   --------   --------
Total income from investment
 operations........................        0.66         0.65         0.68         0.75       0.70       0.83
                                     ----------   ----------   ----------   ----------   --------   --------
Less dividends and distributions
 from:
  Net investment income............       (0.81)       (0.69)       (0.72)       (0.74)     (0.75)     (0.81)
  Net realized gain................      --           --           --           --          --         (0.03)
                                     ----------   ----------   ----------   ----------   --------   --------
Total dividends and
 distributions.....................       (0.81)       (0.69)       (0.72)       (0.74)     (0.75)     (0.84)
                                     ----------   ----------   ----------   ----------   --------   --------
Net asset value, end of period.....  $     9.72   $     9.87   $     9.91   $     9.95   $   9.94   $   9.99
                                     ==========   ==========   ==========   ==========   ========   ========
TOTAL RETURN+......................       6.87%        6.72%        7.14%        7.78%      7.25%      8.57%
RATIOS TO AVERAGE NET ASSETS:
  Expenses.........................       1.21%        1.22%        1.29%        1.40%      1.46%      1.52%
  Net investment income............       8.26%        7.02%        7.17%        7.53%      7.50%      8.11%
SUPPLEMENTAL DATA:
  Net assets, end of period, in
   thousands.......................  $2,884,330   $2,513,959   $1,996,709   $1,344,603   $939,471   $521,361
  Portfolio turnover rate..........         45%          44%          68%          86%        72%       102%

                                         FOR THE YEAR ENDED SEPTEMBER 30,
                                     -----------------------------------------
                                       1994       1993       1992       1991
                                     --------   --------   --------   --------
SELECTED PER SHARE DATA:
Net asset value, beginning of
 period............................  $   9.91   $   9.99   $  10.00   $  10.00
                                     --------   --------   --------   --------
Income (loss) from investment
 operations:
  Net investment income............      0.62       0.55       0.62       0.84
  Net realized and unrealized gain
   (loss)..........................      0.09      (0.08)     (0.01)     --
                                     --------   --------   --------   --------
Total income from investment
 operations........................      0.71       0.47       0.61       0.84
                                     --------   --------   --------   --------
Less dividends and distributions
 from:
  Net investment income............     (0.62)     (0.55)     (0.62)     (0.84)
  Net realized gain................     --         --         --         --
                                     --------   --------   --------   --------
Total dividends and
 distributions.....................     (0.62)     (0.55)     (0.62)     (0.84)
                                     --------   --------   --------   --------
Net asset value, end of period.....  $  10.00   $   9.91   $   9.99   $  10.00
                                     ========   ========   ========   ========
TOTAL RETURN+......................     7.32%      4.85%      6.23%      8.77%
RATIOS TO AVERAGE NET ASSETS:
  Expenses.........................     1.60%      1.45%      1.47%      1.52%
  Net investment income............     6.14%      5.53%      6.14%      8.23%
SUPPLEMENTAL DATA:
  Net assets, end of period, in
   thousands.......................  $305,034   $311,479   $413,497   $479,941
  Portfolio turnover rate..........      147%        92%        46%        42%


----------------------------------

+ DOES NOT REFLECT THE DEDUCTION OF SALES CHARGE. CALCULATED BASED ON THE NET
  ASSET VALUE AS OF THE LAST BUSINESS DAY OF THE PERIOD. DIVIDENDS AND DISTRIBUTIONS ARE ASSUMED TO BE REINVESTED AT THE PRICES OBTAINED UNDER THE TRUST'S DIVIDEND REINVESTMENT PLAN.

THE TRUST AND ITS ADVISOR
--------------------------------------------------------------------------------

    Morgan Stanley Dean Witter Prime Income Trust (the "Trust") is a non-diversified, closed-end management investment company whose investment objective is to provide a high level of current income consistent with the preservation of capital. The Trust will seek to achieve its objective through investment primarily in senior collateralized loans ("Senior Loans") to corporations, partnerships and other entities ("Borrowers"). No assurance can be given that the Trust will achieve its investment objective. The Trust is designed primarily for long-term investment and not as a trading vehicle.

    The Trust is a trust of a type commonly known as a "Massachusetts business trust" and was organized under the laws of Massachusetts on August 17, 1989 under the name "Allstate Prime Income Trust." Effective March 1, 1993, the Trust Agreement was amended to change the name of the Trust to "Prime Income Trust." Such amendment was made upon the approval by the shareholders of an investment advisory agreement with MSDW Advisors. On June 22, 1998, the Trustees of the Trust adopted an Amendment to the Trust's Declaration of Trust changing its name to "Morgan Stanley Dean Witter Prime Income Trust." The Trust commenced operations on November 30, 1989, following completion of a firm commitment initial underwriting for 10,921,751 Shares, with net proceeds to the Trust of $109,217,510. The Trust commenced the continuous offering of its shares on December 4, 1989. The Trust's principal office is located at Two World Trade Center, New York, New York 10048 and its telephone number is (212) 392-2550 or
(800) 869-NEWS. The Trust is offering continuously its shares of beneficial interest, $.01 par value (the "Shares"). See "Purchase of Shares."


    An investment in Shares offers several benefits. The Trust offers investors the opportunity to receive a high level of current income by investing in a professionally managed portfolio comprised primarily of Senior Loans, a type of investment typically not available to individual investors. In managing such a portfolio, the Investment Advisor provides the Trust and its shareholders with professional credit analysis and portfolio diversification. The Trust also relieves the investor of burdensome administrative details involved in managing a portfolio of Senior Loans, even if they were available to individual investors. Such benefits are at least partially offset by the expenses involved in operating an investment company, which consist primarily of management and administrative fees and operational costs. See "Investment Advisory Agreement" and "Administrator and Administration Agreement."



    MSDW Advisors and its wholly-owned subsidiary, Morgan Stanley Dean Witter Services Company Inc., serve in various investment management, advisory, management and administrative capacities to 97 investment companies, 24 of which are listed on the New York Stock Exchange, with combined assets of approximately $150 billion at November 30, 2000.



    The Trust is managed within MSDW Advisors' Taxable Fixed-Income Group. Rajesh K. Gupta, Senior Vice President, Director of the Taxable Fixed-Income Group and Chief Administrative Officer of Investments of MSDW Advisors,
Sheila A. Finnerty, Senior Vice President of MSDW Advisors, and Peter Gewirtz, Vice President of MSDW Advisors, have been the primary portfolio managers primarily responsible for the management of the Trust's portfolio since February, 1998. Mr. Gupta and Ms. Finnerty have been portfolio managers with MSDW Advisors for over five years. Prior to joining MSDW Advisors in October 1996, Mr. Gewirtz was an Assistant Vice President of Industrial Bank of Japan (February 1994-October 1996).

INVESTMENT OBJECTIVE AND POLICIES
--------------------------------------------------------------------------------


    The Trust's investment objective is to provide a high level of current income consistent with the preservation of capital. The Trust will seek to achieve its objective through investment primarily in Senior Loans. Senior Loans in which the Trust will invest generally pay interest at rates which float or are reset at a margin above a generally recognized base lending rate. These base lending rates are the Prime Rate, LIBOR, the CD rate or other base lending rates used by commercial lenders. The Prime Rate quoted by a major U.S. bank is the interest rate at which such bank is willing to lend U.S. dollars to creditworthy borrowers. LIBOR is an average of the interest rates quoted by several designated banks as the rates at which such banks would offer to pay interest to major financial institutional depositors in the London interbank market on U.S. dollar-denominated deposits for a specified period of time. The CD rate is the average rate paid on large certificates of deposit traded in the secondary market. An investment in the Trust may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Trust will achieve its investment objective.


    Under normal market conditions, the Trust will invest at least 80% of its total assets in Senior Loans. The Trust currently intends to limit its investments in Senior Notes to no more than 20% of its total assets. The remainder of the Trust's assets may be invested in cash or in high quality debt securities with remaining maturities of one year or less, although it is anticipated that the debt securities in which the Trust invests will have remaining maturities of 60 days or less. Such securities may include commercial paper rated at least in the top two rating categories of either Standard & Poor's Corporation or Moody's Investors Service, Inc., or unrated commercial paper considered by the Investment Advisor to be of similar quality, certificates of deposit and bankers' acceptances and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. Such securities may pay interest at rates which are periodically redetermined or may pay interest at fixed rates. High quality debt securities and cash may comprise up to 100% of the Trust's total assets during temporary defensive periods when, in the opinion of the Investment Advisor, suitable Senior Loans are not available for investment by the Trust or prevailing market or economic conditions warrant.

    The Trust is not subject to any restrictions with respect to the maturity of Senior Loans held in its portfolio. It is currently anticipated that at least 80% of the Trust's total assets invested in Senior Loans will consist of Senior Loans with stated maturities of between three and ten years, inclusive, and with rates of interest which are redetermined either daily, monthly or quarterly. As a result of prepayments and amortization, however, it is expected that the actual maturities of Syndicated Loans will be approximately three to four years and of Senior Notes approximately six to seven years. The Senior Loans in the Trust's portfolio will at all times have a dollar-weighted average time until the next interest rate redetermination of 90 days or less.

    The Senior Loans in which the Trust will invest will consist primarily of direct obligations of a Borrower undertaken to finance the growth of the Borrower's business or to finance a capital restructuring. Such loans may include "leveraged buy-out" loans which are made to a Borrower for the purpose of acquiring ownership control of another company, whether as a purchase of equity or of assets or for a leveraged reorganization of the Borrower with no change in ownership. The Trust may invest in Senior Loans which are made to non-U.S. Borrowers, provided that the loans are dollar-denominated and any such Borrower meets the credit standards established by the Investment Advisor for U.S. Borrowers.

    Senior Loans hold the most senior position in a Borrower's capital structure, although some Senior Loans may hold an equal ranking with other senior securities of the Borrower (i.e., have equal claims to the Borrower's assets). In order to borrow money pursuant to Senior Loans, a Borrower will frequently pledge as collateral its assets, including, but not limited to, trademarks, accounts receivable, inventory, buildings, real estate, franchises and common and preferred stock in its subsidiaries. In addition, in the case of some Senior Loans, there may be additional collateral pledged in the form of guarantees by and/or securities of affiliates of the Borrowers. A Loan Agreement may also require the Borrower to pledge additional collateral in the event that the value of the collateral falls. In certain instances, a Senior Loan may be secured only by stock in the Borrower or its subsidiaries. Each Senior Loan in which the Trust will invest will be secured by collateral which the Investment Advisor believes to have a market value, at the time of acquisition of the Senior Loan, which equals or exceeds the principal amount of the Senior Loan. The value of such collateral generally will be determined by an independent appraisal and/or other information regarding the collateral furnished by the Agent. Such information will generally include appraisals in the case of assets such as real estate, buildings and equipment, audits in the case of inventory and analyses (based upon, among other things, investment bankers' opinions, fairness opinions and relevant transactions in the marketplace) in the case of other kinds of collateral. Loan Agreements may also include various restrictive covenants designed to limit the activities of the Borrower in an effort to protect the right of the Lenders to receive timely payments of interest on and repayment of principal of the Senior Loans. Restrictive covenants contained in a Loan Agreement may include mandatory prepayment provisions arising from excess cash flow and typically include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. Breach of such covenants, if not waived by the Lenders, is generally an event of default under the applicable Loan Agreement and may give the Lenders the right to accelerate principal and interest payments.

    Nationally recognized rating agencies have begun assigning ratings to an increasing number of Senior Loans and a substantial portion of the Fund's investments in Senior Loans may be rated below investment grade. Debt securities rated below investment grade are viewed by the rating agencies as having speculative characteristics and are commonly known as "junk bonds." While the Investment Advisor may consider such ratings when determining whether to invest in a Senior Loan, it does not view ratings as a determinative factor in its investment decisions. Rather, the Investment Advisor will perform its own credit analysis of the Borrower and will consider, and may rely in part on, the analyses performed by Lenders other than the Trust. The Trust will invest only in those Senior Loans with respect to which the Borrower, in the opinion of the Investment Advisor, demonstrates the ability to meet debt service in a timely manner (taking into consideration the Borrower's capital structure, liquidity and historical and projected cash flow) and where the Investment Advisor believes that the market value of the collateral at the time of investment equals or exceeds the amount of the Senior Loan. The Investment Advisor will also consider the following characteristics: the operating history, competitive position and management of the Borrower; the business outlook of the Borrower's industry; the terms of the Loan Agreement (e.g., the nature of the covenants, interest rate and fees and prepayment conditions); whether the Trust will purchase an Assignment, Participation or act as a lender originating a Senior Loan; and the creditworthiness of and quality of service provided by the Agent and any Selling Participant or Intermediate Participants.

    Senior Loans typically are arranged through private negotiations between a Borrower and several financial institutions ("Lenders") represented in each case by one or more of such Lenders acting as agent ("Agent") of the several Lenders. On behalf of the several Lenders, the Agent, which is frequently the commercial bank that originates the Senior Loan and the person that invites other parties to join the lending syndicate, typically will be primarily responsible for negotiating the loan agreement or agreements ("Loan Agreement") that establish the relative terms, conditions and rights of the Borrower and the several Lenders. In larger transactions it is common to have several Agents; however, generally only one such Agent has primary responsibility for documentation and administration of the Senior Loan. Agents are typically paid a fee or fees by the Borrower for their services.

    The Trust may invest in Senior Loans in the following ways: (i) it may purchase Participations, (ii) it may purchase Assignments of a portion of a Senior Loan, or (iii) it may act as one of the group of Lenders originating a Senior Loan.

    When the Trust is a Lender, or assumes all of the rights of a Lender through an assignment it will, as a party to the Loan Agreement, have a direct contractual relationship with the Borrower and may enforce compliance by the Borrower with the terms of the Loan Agreement. Lenders also have voting and consent rights under the applicable Loan Agreement. Action subject to Lender vote or consent generally requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of the Senior Loan, which percentage varies depending on the relevant Loan Agreement. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or releasing collateral therefor, frequently require the unanimous vote or consent of all Lenders affected.

    A Participation may be acquired from an Agent, a Lender or any other holder of a Participation ("Selling Participant"). Investment by the Trust in a Participation typically will result in the Trust having a contractual relationship only with the Selling Participant, not with the Borrower or any other entities interpositioned between the Trust and the Borrower ("Intermediate Participants"). The Trust will have the right to receive payments of principal, interest and any fees to which it is entitled only from the Selling Participant and only upon receipt by such Selling Participant of such payments from the Borrower. In connection with purchasing Participations, the Trust generally will have no right to enforce compliance by the Borrower with the terms of the Loan Agreement, nor any rights with respect to funds acquired by other Lenders through set-off against the Borrower and the Trust may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation. As a result, the Trust will assume the credit risk of the Borrower, the Selling Participant and any Intermediate Participants. In the event of the insolvency of the Selling Participant or any Intermediate Participant, the Trust may be treated as a general creditor of such entity and may be adversely affected by any set-off between such entity and the Borrower. The Trust will acquire Participations only if the Selling Participant and any Intermediate Participant is a commercial bank or other financial institution with an investment grade long-term debt rating from either Standard and Poor's Corporation ("S&P") (rated BBB or higher) or Moody's Investors Service, Inc. ("Moody's") (rated Baa or higher), or with outstanding commercial paper rated at least in the top two rating categories of either of such rating agencies (at least A-2 by S&P or at least Prime-2 by Moody's) or, if such long-term debt and commercial paper are unrated, with long-term debt or commercial paper believed by the Investment Advisor to be of comparable quality. Long-term debt rated BBB by S&P is regarded by S&P as having adequate capacity to pay interest and repay principal and debt rated Baa by Moody's is regarded by Moody's as a medium grade obligation, i.e., it is neither highly protected nor poorly secured, although debt rated Baa by Moody's is considered to have speculative characteristics. Commercial paper rated A-2 by S&P indicates that the degree of safety regarding timely payment is considered by S&P to be strong, and issues of commercial paper rated Prime-2 by Moody's are considered by Moody's to have a strong capacity for repayment of senior short-term debt obligations.

    The Trust may also purchase Assignments from Lenders and other third parties. The purchaser of an Assignment typically succeeds to all the rights of the Lender or other third party whose interest is being assigned, but it may not be a party to the Loan Agreement and may be required to rely on such Lender or other third party to demand payment and enforce its rights against the Borrower. Assignments are arranged through private negotiations between potential assignors and potential assignees; consequently, the rights and obligations acquired by the purchaser of an Assignment may differ from and be more limited than those held by the assignor.

    In determining whether to purchase Participations or Assignments or act as one of a group of Lenders, the Investment Advisor will consider the availability of each of these forms of investments in Senior Loans, the terms of the Loan Agreement, and in the case of Participations, the creditworthiness of the Selling Participant and any Intermediate Participants.

    In connection with the purchase of interests in Senior Loans, the Trust may also acquire warrants and other equity securities of the Borrower or its affiliates. The acquisition of such equity securities will only be incidental to the Trust's purchase of interests in Senior Loans.

    The investment objective of the Trust and its policy to invest, under normal market conditions, at least 80% of its total assets in Senior Loans, are fundamental policies of the Trust and may not be changed without the approval of a majority of the outstanding voting securities of the Trust, as defined in the 1940 Act. Such a majority is defined as the lesser of (i) 67% or more of the Trust's Shares present at a meeting of shareholders, if the holders of more than 50% of the outstanding Shares of the Trust are present or represented by proxy, or (ii) more than 50% of the outstanding Shares of the Trust. Except as otherwise specified, all other investment policies of the Trust are not fundamental and may be changed by the Board of Trustees without shareholder approval.

    The Trust may be required to pay and may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. When the Trust buys an interest in a Senior Loan, it may receive a facility fee, which is a fee paid to Lenders upon origination of a Senior Loan and/or a commitment fee which is a fee paid to Lenders on an ongoing basis based upon the undrawn portion committed by the Lenders of the underlying Senior Loan. In certain circumstances, the Trust may receive a prepayment penalty on the prepayment of a Senior Loan by a Borrower. When the Trust sells an interest in a Senior Loan it may be required to pay fees or commissions to the purchaser of the interest. The extent to which the Trust will be entitled to receive or be required to pay such fees will generally be a matter of negotiation between the Trust and the party selling to or purchasing from the Trust. The Investment Advisor currently anticipates that the Trust will continue to receive and/or pay fees and commissions in a majority of the transactions involving Senior Loans.

    Lenders commonly have certain obligations pursuant to the Loan Agreement, which may include the obligation to make additional loans or release collateral in certain circumstances. The Trust will maintain on its books a segregated account with its custodian bank in which it will maintain cash or high quality debt securities equal in value to its commitments to make such additional loans. In no event will such commitments exceed 20% of the Trust's total assets.

RISK FACTORS
--------------------------------------------------------------------------------

GENERAL

    The Trust invests primarily in Senior Loans on which the interest rate is periodically adjusted in response to interest rate changes on short-term investments. This policy should result in a net asset value which fluctuates less than would a portfolio consisting primarily of fixed rate obligations. A number of factors may, however, cause a decline in net asset value, including a default on a Senior Loan, a material deterioration of a Borrower's perceived or actual credit worthiness, and/or an increase in interest rates not immediately reflected in the interest rate payable on Senior Loans. A sudden and extreme increase in interest rates is particularly likely to cause a decline in net asset value. Also, a change in the manner in which interest rates on Senior Loans are set (E.G., interest rates are set at a higher or lower margin above the Prime Rate, LIBOR, or other base lending rate) or other changes in pricing parameters for Senior Loans, may also cause the Trust's net asset value to fluctuate.

ILLIQUIDITY OF SHARES

    An investment in the Shares should be considered illiquid. There is no secondary market for the Shares and none is expected to develop.

CREDIT RISK

    Senior Loans are subject to credit risks. Credit risk is the risk that the Borrower will fail to make timely payments of principal and/or interest. The non-receipt of scheduled payments of principal or interest, either because of a default, bankruptcy or other reason, could result in a reduction of the Trust's yield and a decline in net asset value.

    The Trust may invest in Senior Loans made in connection with leveraged buy-out transactions, recapitalizations and other highly leveraged transaction. These types of Senior Loans are subject to greater risks than are other kinds of Senior Loans in which the Trust may invest. The value of such loans may also be subject to a greater degree of volatility in response to interest rate fluctuations.

    The Investment Advisor will invest only in Senior Loans secured by collateral with a value, in its view, of at least equal to the amount of the Senior Loan. There is no guarantee, however, that the collateral securing a Senior Loan will be sufficient to protect the Trust against losses or a decline in income in the event of the Borrower's non-payment of principal and/or interest. For example, the value of the collateral could, subsequent to the Trust's investment in the Senior Loan, decline below the amount of the Senior Loan. In addition, it may not be possible to liquidate the collateral promptly. Also, in the event that a Borrower declares bankruptcy, a court could invalidate the Trust's security interest in the loan collateral, or subordinate the Trust's rights under the Senior Loan to other creditors of the Borrower.

LOWER-RATED SECURITIES

    A substantial portion of the Senior Loans in which the Trust invests may be rated by a national statistical rating organization below investment grade, or if unrated, of comparable quality. Debt securities rated below investment grade, or if unrated, of comparable quality, are commonly referred to as "junk bonds." Junk bonds are regarded by the rating agencies as having speculative characteristics. The prices of junk bonds are more sensitive to negative corporate developments such as a decline in profits or adverse economic conditions such as a recession than are the prices of higher rated securities.

LIMITED PUBLIC INFORMATION

    The amount of public information with respect to Senior Loans will generally be less extensive than that available for securities registered with the Securities and Exchange Commission and/or listed on a national securities exchange. As a result, the performance of the Trust and its ability to meet its investment objective is more dependent upon the analytical ability of the Investment Advisor than would be the case for an investment company that invests primarily in registered and/or exchange listed securities.

ILLIQUIDITY OF SENIOR LOANS

    Senior Loans may be transferable among financial institutions, however, they do not, at present, have the liquidity of conventional debt securities and are often subject to restrictions on resale. For example, bank approval is often required for the resale of interests in Senior Loans. Due to the illiquidity of Senior Loans the Trust may not be able to dispose of its investments in Senior Loans in a timely fashion and at a fair price. The inability to do so could result in losses to the Trust.

RELIANCE UPON AGENT

    An Agent typically administers a Senior Loan and is responsible for the collection of principal and interest payments from the Borrower. The Trust will generally rely on the Agent to collect and to transmit to the Trust its portion of the payments on the Senior Loan. The Trust also generally will rely on the Agent to monitor compliance by the Borrower with the terms of the Loan Agreement and to notify the Trust of any adverse change in the Borrower's financial condition or any declaration of insolvency. In addition, the Trust will rely on the Agent to use appropriate creditor remedies against the Borrower in the event of a default. Accordingly, the Trust's success may be dependent in part upon the skill of Agents in administering the terms of Loan Agreements, monitoring Borrower compliance, collecting principal, interest and fee payments from Borrowers, and where necessary, enforcing creditors remedies against Borrowers.

    The Agent's appointment may be terminated if the Agent becomes insolvent, goes into bankruptcy, or has a receiver, conservator, or similar official appointed for it by the appropriate bank regulatory authority. In such event, a successor agent would be appointed. Assets held by the Agent under the Loan Agreement should remain available to holders of Loans. However, if assets held by the Agent for the benefit of the Trust were determined by an appropriate regulatory authority or court to be subject to the claims of the Agent's general or secured creditors, the Trust might incur certain costs and delays in realizing payment on a Senior Loan or suffer a loss of principal and/or interest. Furthermore, in the event of the Borrower's bankruptcy or insolvency, the Borrower's obligation to repay the Loan may be subject to certain defenses that the Borrower can assert as a result of improper conduct by the Agent.

PARTICIPATIONS

    The Trust may invest in Participations. Because the holder of a Participation generally has no contractual relationship with the Borrower, the Trust will have to rely upon a Selling Participant and/or Intermediate Participant to pursue appropriate remedies against a Borrower in the event of a default. As a result, the Trust may be subject to delays, expenses and risks that are greater than those that would be involved if the Trust could enforce its rights directly against the Borrower or through the Agent.

    A Participation also involves the risks that the Trust may be regarded as a creditor of a Selling Participant and/or Intermediate Participant rather than of the Borrower. If so, the Trust would be subject to the risk that a Selling Participant may become insolvent.

PREPAYMENTS

    The Borrower of a Senior Loan, in some cases, may prepay the Senior Loan. Prepayments could adversely affect the Trust's yield to the extent that the Trust is unable to reinvest promptly payments in Senior Loans or if such prepayments were made during a period of declining interest rates.

LOANS TO FOREIGN BORROWERS

    The Trust may invest in U.S. dollar denominated Senior Loans made to non U.S. Borrowers. These Senior Loans may involve additional risks. Foreign companies are not generally subject to uniform accounting and financial reporting standards comparable to those applicable to U.S. borrowers. It may be more difficult to value and monitor the value of collateral underlying Senior Loans to non U.S. Borrowers. In addition, there is generally less government supervision and regulation of financial markets and listed companies in foreign countries than in the U.S. Investments in Senior Loans to non U.S. borrowers also involves the risks of adverse political and economic developments. In addition, such loans involve foreign currency risks to the extent that a decline in a non U.S. Borrower's own currency relative to the dollar may impair such Borrower's ability to make timely payments of principal and/or interest on a Senior Loan.

CONCENTRATION

    The Trust will treat the Borrower and the Agent Bank, and, with respect to Participations, each financial institution interposed between the Borrower and the Trust, as an issuer of a Senior Loan or Participation for the purpose of determining the Trust's concentration in a particular industry. As a result, 25% or more of the Trust's assets will be invested in the industry group consisting of financial institutions and their holding companies. Banking and thrift institutions are subject to extensive governmental regulations which may limit both the amounts and types of loans and other financial commitments which such institutions may make and the interest rates and fees which such institutions may charge. The profitability of these institutions is largely dependent on the availability and cost of capital funds, and has shown significant recent fluctuation as a result of volatile interest rate levels. In addition, general economic conditions are important to the operations of these institutions, with exposure to credit losses resulting from possible financial difficulties of borrowers potentially having an adverse effect. Insurance companies also are affected by economic and financial conditions and are subject to extensive government regulation, including rate regulation. The property and casualty industry is cyclical, being subject to dramatic swings in profitability which can be affected by natural catastrophes and other disasters. Individual companies may be exposed to material risks, including reserve inadequacy, latent health exposure, and inability to collect from their reinsurance carriers. The financial services area is currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear. In this regard, recent business combinations have included insurance, finance and securities brokerage under single ownership.

NON-DIVERSIFICATION

    The Trust may invest up to 10% of its assets in Senior Loans made to any single Borrower. To the extent that the Trust invests a relatively high percentage of its assets in the obligations of a limited number of issuers, the value of the Trust's investments may be more affected by any single adverse economic, political or regulatory event than will the value of the investments of a more diversified investment company.

SENIOR NOTES


    The Trust is authorized to invest in Senior Notes. It is anticipated that Senior Notes purchased by the Trust will generally bear a higher rate of interest than Syndicated Loans. Such securities may, however, involve greater risks than those associated with Syndicated Loans. The covenants and restrictions to which the Borrower would be subject in the case of Senior Notes may not be as rigorous in all respects as those to which the Borrower would be subject in the case of a Syndicated Loan. Also, the scope of financial information respecting the Borrower available to investors in Senior Notes may be more limited than that available to Syndicated Loan Lenders. In addition, a Syndicated Loan typically requires steady amortization of principal throughout the life of the loan whereas Senior Notes, typically, are structured to allow Borrowers to repay principal later in the life of the loan.


INVESTMENT PRACTICES
--------------------------------------------------------------------------------

    The following investment practices apply to the portfolio investments of the Trust and may be changed by the Trustees of the Trust without shareholder approval, following written notice to shareholders.

WHEN-ISSUED AND DELAYED DELIVERY TRANSACTIONS

    The Trust may purchase and sell interests in Senior Loans and other securities in which the Trust may invest or dispose of on a when-issued or delayed delivery basis; i.e., delivery and payment can take place more than 30 days after the date of the transaction. The interests or securities so purchased or sold are subject to market fluctuation during this period and no interest accrues to the purchaser prior to the date of settlement. At the time the Trust makes the commitment to enter into a when-issued or delayed delivery transaction, it will record the transaction and thereafter reflect the value, each day, of such interest or security in determining the net asset value of the Trust. At the time of delivery, the value of the interest or security may be more or less than the purchase price. Since the Trust is dependent on the party issuing the when-issued or delayed delivery security to complete the transaction, failure by the other party to deliver the interest or security as arranged would result in the Trust losing an investment opportunity. The Trust will also establish a segregated account with its custodian bank in which it will maintain cash or high quality debt securities equal in value to commitments for such when-issued or delayed delivery interests or other securities; subject to this requirement, the Trust may enter into transactions on such basis without limit.

REPURCHASE AGREEMENTS

    When cash may be available for only a few days, it may be invested by the Trust in repurchase agreements until such time as it may otherwise be invested or used for payments of obligations of the Trust. These agreements, which may be viewed as a type of secured lending by the Trust, typically involve the acquisition by the Trust of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Trust will sell back to the institution, and that the institution will repurchase, the underlying security ("collateral"), which is held by the Trust's custodian, at a specified price and at a fixed time in the future, usually not more than seven days from the date of purchase. The Trust will receive interest from the institution until the time when the repurchase is to occur. Although such date is deemed by the Trust to be the maturity date of a repurchase agreement, the maturities of securities subject to repurchase agreements are not subject to any limits and may exceed one year. While repurchase agreements involve certain risks not associated with direct investments in debt securities, the Trust will follow procedures adopted by the Trustees designed to minimize such risks. These procedures include effecting repurchase transactions only with large, well-capitalized and well-established financial institutions, whose financial condition will be continually monitored by the Investment Advisor. In addition, the value of the collateral underlying the repurchase agreement will be maintained at a level at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, the Trust will seek to liquidate such collateral. However, the exercising of the Trust's right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Trust could suffer a loss. In addition, to the extent that the Trust's security interest in the collateral may not be properly perfected, the Trust could suffer a loss up to the entire amount of the collateral. It is the policy of the Trust not to invest in repurchase agreements that do not mature within seven days if any such investments amount to more than 10% of its total assets.

REVERSE REPURCHASE AGREEMENTS

    The Trust may enter into reverse repurchase agreements with respect to debt obligations which could otherwise be sold by the Trust. A reverse repurchase agreement is an instrument under which the Trust may sell an underlying debt instrument and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Trust at an agreed upon price on an agreed upon date. The value of the underlying securities will be at least equal at all times to the total amount of the resale obligation, including the interest factor. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Trust's ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Trust under a reverse repurchase agreement could decline below the price at which the Trust is obligated to repurchase them. Reverse repurchase agreements will be considered borrowings by the Trust and as such would be subject to the restrictions on borrowing described below under "Investment Restrictions." The Trust will not hold more than 5% of the value of its total assets in reverse repurchase agreements.

LENDING OF PORTFOLIO SECURITIES

    Consistent with applicable regulatory requirements, the Trust may lend its portfolio securities to brokers, dealers and financial institutions, provided that such loans are callable at any time by the Trust (subject to notice provisions described below), and are at all times secured by cash or cash equivalents, which are maintained in a segregated account pursuant to applicable regulations and that are equal to at least 102% of the market value, determined daily, of the loaned securities. The advantage of such loans is that the Trust continues to receive the income on collateral, which will be invested in short-term obligations. The Trust will not lend its portfolio securities if such loans are not permitted by the laws or regulations of any state in which its shares are qualified for sale and will not lend more than 25% of the value of its total assets.

    A loan may be terminated by the borrower on one business day's notice, or by the Trust on four business days' notice. If the borrower fails to deliver the loaned securities within four days after receipt of notice, the Trust could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over collateral. As with any extensions of credit, there are risks of delay in recovery and in some cases even loss of rights in the collateral should the borrower of the securities fail financially. However, these loans of portfolio securities will be made only to firms deemed by the Investment Advisor to be creditworthy and when the income which can be earned from such loans justifies the attendant risks. Upon termination of the loan, the borrower is required to return the securities to the Trust. Any gain or loss in the market price during the loan period would inure to the Trust. The creditworthiness of firms to which the Trust lends its portfolio securities will be monitored on an ongoing basis by the Investment Advisor pursuant to procedures adopted and reviewed, on an ongoing basis, by the Trustees of the Trust.

    When voting on consent rights which accompany loaned securities pass to the borrower, the Trust will follow the policy of calling the loaned securities, to be delivered within one day after notice, to permit the exercise of such rights if the matters involved would have a material effect on the Trust's investment in such loaned securities. The Trust will pay reasonable finder's, administrative and custodial fees in connection with a loan of its securities.

BORROWING

    The Trust may borrow money from a bank for temporary or emergency purposes or to effect a tender offer for its Shares provided that immediately after such borrowing the amount borrowed does not exceed 33 1/3% of the value of its total assets (including the amount borrowed) less its liabilities (not including any borrowings but including the fair market value at the time of computation of any other senior securities then outstanding). If, due to market fluctuations or other reasons, the value of the Trust's assets falls below the foregoing required coverage requirement, the Trust, within three business days, will reduce its bank debt to the extent necessary to comply with such requirement. To achieve such reduction, it is possible that the Trust may be required to sell portfolio securities at a time when it may be disadvantageous to do so.

    Borrowings other than for temporary or emergency purposes would involve additional risk to the Trust, since the interest expense may be greater than the income from or appreciation of the interests carried by the borrowing. The Trust may be required to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit. Either of these requirements will increase the cost of borrowing over the stated interest rate. Investment activity will continue while the borrowing is outstanding. The purchase of additional interests while any borrowing is outstanding involves the speculative factor known as "leverage," which will increase the Trust's exposure to capital risk.

HEDGING AND RISK MANAGEMENT TRANSACTIONS


    The Trust is authorized to engage in various interest rate hedging transactions and risk management transactions, including interest rate swaps and the purchase and sale of interest rate caps and floors. These techniques are described in Appendix A. The Trust does not, however, presently intend to engage in such hedging and risk management transactions, and, if the Trust is offering its Shares, will not do so unless and until the Trust's prospectus is revised to reflect this change.

INVESTMENT ADVISORY AGREEMENT
--------------------------------------------------------------------------------


    The Trust has retained the Investment Advisor to manage the Trust's assets, subject to the overall supervision by the Trust's Board of Trustees, including the placing of orders for the purchase and sale of portfolio securities, pursuant to an Investment Advisory Agreement with MSDW Advisors (the "Advisory Agreement"). See "The Trust and Its Advisor" for a detailed description of the Advisory Agreement.


    The Investment Advisor obtains and evaluates such information and advice relating to the economy, securities markets, and specific securities as it considers necessary or useful to manage continuously the assets of the Trust in a manner consistent with its investment objective and policies. The Trust's Board of Trustees reviews the various services provided by the Investment Advisor to ensure that the Trust's general investment policies and programs are being properly carried out. Under the terms of the Advisory Agreement, the Investment Advisor pays the salaries of all personnel, including officers of the Trust, who are employees of the Investment Advisor.


    Expenses not expressly assumed by the Investment Advisor under the Advisory Agreement will be paid by the Trust. The expenses borne by the Trust include, but are not limited to: charges and expenses of any registrar, custodian, stock transfer and dividend disbursing agent; brokerage commissions; taxes; engraving and printing of share certificates; registration costs of the Trust's Shares in this continuous offering under federal and state securities laws; all expenses of shareholders' and Trustees' meetings and of preparing, printing and mailing proxy statements and reports to shareholders; fees and travel expenses of Trustees or members of any advisory board or committee who are not employees or retired employees of the Investment Advisor or any corporate affiliate thereof; all expenses incident to any dividend or distribution program; charges and expenses of any outside service used for pricing of the Trust's investments; fees and expenses of legal counsel, including counsel to the Trustees who are not interested persons of the Trust or of the Investment Advisor (not including compensation or expenses of attorneys who are employees of the Investment Advisor) and independent auditors; membership dues of industry associations; interest on Trust borrowings; fees and expenses incident to Trust borrowings; postage; insurance premiums on property or personnel (including officers and trustees) of the Trust which inure to its benefit; extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs and any indemnification relating thereto); and all other costs of the Trust's operation.



    As full compensation for the services furnished to the Trust, the Trust pays MSDW Advisors pursuant to the Advisory Agreement, monthly compensation calculated daily at an annual rate of 0.90% of average daily net assets on assets of the Trust up to $500 million, at an annual rate of 0.85% of average daily net assets on assets of the Trust exceeding $500 million up to $1.5 billion, at an annual rate of 0.825% of average daily net assets on assets of the Trust exceeding $1.5 billion up to $2.5 billion, at an annual rate of 0.80% of average daily net assets on assets of the Trust exceeding $2.5 billion up to $3.0 billion and at an annual rate of 0.775% of average daily net assets on assets exceeding $3.0 billion. The sum of this fee and the administration fee is higher than that paid by most other investment companies. See "Administrator and Administration Agreement." For the fiscal years ended September 30, 1998, 1999 and 2000, the Trust accrued to MSDW Advisors total compensation of $14,434,352, $19,568,322 and $22,919,576, respectively.


    The Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, the Investment Advisor is not liable to the

Trust or any of its shareholders for any act or omission by the Investment Advisor or for any losses sustained by the Trust or its shareholders. The Advisory Agreement in no way restricts the Investment Advisor from acting as investment manager or advisor to others.

    The Advisory Agreement was initially approved by the Trustees on February 21, 1997 and by the shareholders of the Fund at a Special Meeting of Shareholders held on May 20, 1997. The Advisory Agreement is substantially identical to a prior investment advisory agreement which was initially approved by the Trustees on December 23, 1992 and by the Trust's shareholders on February 25, 1993 (the "Prior Advisory Agreement"). The Advisory Agreement took effect on May 31, 1997 upon the consummation of the merger of Dean Witter, Discover & Co. with Morgan Stanley Group Inc. The Advisory Agreement may be terminated at any time, without penalty, on 30 days' notice by the Trustees of the Trust, by the holders of a majority, as defined in the 1940 Act, of the outstanding Shares of the Trust, or by the Investment Advisor. The Advisory Agreement will automatically terminate in the event of its assignment (as defined in the 1940 Act).


    Under its terms, the Advisory Agreement with MSDW Advisors had an initial term ending April 30, 1999, and will continue from year to year thereafter, provided continuance of the Advisory Agreement is approved at least annually by the vote of the holders of a majority (as defined in the 1940 Act) of the outstanding voting securities of the Trust, or by the Trustees of the Trust; provided that in either event such continuance is approved annually by the vote of a majority of the Trustees of the Trust who are not parties to the Advisory Agreement or "interested persons" (as defined in the 1940 Act) of any such party (the "Independent Trustees"), which vote must be cast in person at a meeting called for the purpose of voting on such approval. At their meeting held on April 27, 2000, the Trust's Board of Trustees, including all of the Independent Trustees, approved continuation of the Advisory Agreement until April 30, 2001.


ADMINISTRATOR AND ADMINISTRATION AGREEMENT
--------------------------------------------------------------------------------

    On December 31, 1993, MSDW Advisors effected an internal reorganization pursuant to which certain administrative activities previously performed by MSDW Advisors would instead be performed by Morgan Stanley Dean Witter Services Company Inc. (the "Administrator" or "MSDW Services"), a wholly-owned subsidiary of MSDW Advisors. Accordingly, the Administration Agreement between MSDW Advisors and the Trust was terminated and a new Administration Agreement between the Administrator and the Trust was entered into. The foregoing internal reorganization did not result in any change of the management of the Trust's Administrator. The nature and scope of the administrative services being provided to the Trust or any of the fees being paid by the Trust under the new Administration Agreement are identical to those of the previous Agreement. The term "Administrator" refers to MSDW Advisors prior to this reorganization and to MSDW Services after December 31, 1993. Morgan Stanley Dean Witter Distributors Inc., the Distributor of the Trust's shares, is an affiliate of MSDW Advisors and MSDW Services and a wholly-owned subsidiary of MSDW.

    In an earlier internal reorganization which took place in January, 1993, DWR's investment company-related operations, pursuant to which the administration activities that had been performed by DWR's InterCapital Division were assumed by the then new company, Morgan Stanley Dean Witter Advisors Inc., and the share distribution activities that had been performed by DWR were assumed by a separate new company, Morgan Stanley Dean Witter Distributors Inc. MSDW Advisors refers to the InterCapital

Division of DWR prior to the internal reorganization and to Morgan Stanley Dean Witter Advisors Inc. after the reorganization. This internal reorganization did not result in a change of management of the Administrator or Distributor.

    Under the terms of the Administration Agreement, the Administrator maintains certain of the Trust's books and records and furnishes, at its own expense, such office space, facilities, equipment, clerical help, and bookkeeping and certain legal services as the Trust may reasonably require in the conduct of its business, including the preparation of proxy statements and reports required to be filed with federal and state securities commissions (except insofar as the participation or assistance of independent accountants and attorneys is, in the opinion of the Administrator, necessary or desirable). In addition, the Administrator pays the salaries of all personnel, including officers of the Trust who are employees of the Administrator. The Administrator also bears the cost of telephone service, heat, light, power and other utilities provided to the Trust.


    As full compensation for the services and facilities furnished to the Trust and expenses of the Trust assumed by the Administrator, the Trust pays the Administrator monthly compensation calculated daily by applying the annual rate of 0.25% to the Trust's average daily net assets. The sum of this fee and the investment advisory fee is higher than that paid by most other investment companies. See "Investment Advisory Agreement." For the fiscal years ended September 30, 1998, 1999 and 2000 the Trust accrued to the Administrator total compensation of $4,183,528, $5,740,526, and $6,771,743, respectively.


    The Administration Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, the Administrator is not liable to the Trust or any of its shareholders for any act or omission by the Administrator or for any losses sustained by the Trust or its shareholders. The Administration Agreement in no way restricts the Administrator from acting as administrator or investment manager or advisor to others.

    The Administration Agreement was initially approved by the Trustees on April 17, 1996, in connection with the reincorporation of MSDW Services in the State of Delaware. The Administration Agreement is substantially identical to the prior administration agreement, initially approved by the Trustees on October 10, 1989, by the Investment Advisor as the sole shareholder on November 20, 1989 and by the Trust's shareholders at a Meeting of Shareholders on June 19, 1991 (the "Prior Administration Agreement"). At their meeting held on October 30, 1992, the Trustees of the Trust, including all the Trustees of the Trust who are not parties to the Administration Agreement or "interested persons" (as defined in the Act) of any such party (the "Independent Trustees"), approved the assumption by MSDW Advisors of DWR's rights and duties under the Prior Administration Agreement, which assumption took place upon the reorganization described above. The Administration Agreement may be terminated at any time, without penalty, on thirty days notice by the Trustees of the Trust, by the holders of a majority, as defined in the 1940 Act, of the outstanding Shares of the Trust, or by the Administrator. The Administration Agreement will automatically terminate in the event of its assignment (as defined in the 1940 Act).


    Under its terms, the new Administration Agreement with MSDW Services had an initial term ending April 30, 1997, and provides that it will continue from year to year thereafter, provided continuance of the Administration Agreement is approved at least annually by the vote of the holders of a majority (as defined in the 1940 Act) of the outstanding voting securities of the Trust, or by the Trustees of the Trust; provided that in either event such continuance is approved annually by the vote of a majority of the

Independent Trustees, which vote must be cast in person at a meeting called for the purpose of voting on such approval. At their meeting held on April 27, 2000, the Trust's Board of Trustees, including all of the Independent Trustees, approved continuation of the Administration Agreement until April 30, 2001.


SHARE REPURCHASES AND TENDERS
--------------------------------------------------------------------------------

    The Board of Trustees of the Trust currently intends, each quarter, to consider authorizing the Trust to make tender offers for all or a portion of its then outstanding Shares at the then current net asset value of the Shares. Although such tender offers, if undertaken and completed, will provide some liquidity for holders of the Shares, there can be no assurance that such tender offers will in fact be undertaken, completed or, if completed, that they will provide sufficient liquidity for all holders of Shares who may desire to sell such Shares. As such, investment in the Shares should be considered illiquid.

    Although the Board of Trustees believes that tender offers for the Shares generally would increase the liquidity of the Shares, the acquisition of Shares by the Trust will decrease the total assets of the Trust, and therefore, have the effect of increasing the Trust's expense ratio. Because of the nature of the Trust's investment objective and policies and the Trust's portfolio, the Investment Advisor anticipates potential difficulty in disposing of portfolio securities in order to consummate tender offers for the Shares. As a result, the Trust may be required to borrow money in order to finance repurchases and tenders. The Trust's Declaration of Trust authorizes the Trust to borrow money for such purposes.

    Even if a tender offer has been made, the Trustees' announced policy, which may be changed by the Trustees, is that the Trust cannot accept tenders if
(1) such transactions, if consummated, would (a) impair the Trust's status as a regulated investment company under the Code (which would make the Trust a taxable entity, causing the Trust's taxable income to be taxed at the Trust level) or (b) result in a failure to comply with applicable asset coverage requirements or (2) there is, in the judgment of the Trustees, any (a) material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Trust,
(b) suspension of or limitation on prices for trading securities generally on the New York Stock Exchange, (c) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State, (d) limitation affecting the Trust or the issuers of its portfolio securities imposed by federal or state authorities on the extension of credit by lending institutions, (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (f) other event or condition which would have a material adverse effect on the Trust or the holders of its Shares if Shares were repurchased. The Trustees may modify these conditions in light of experience.

    Any tender offer made by the Trust for its Shares will be at a price equal to the net asset value of the Shares determined at the close of business on the day the offer ends. During the pendency of any tender offer by the Trust, the Trust will establish procedures which will be specified in the tender offer documents to enable holders of Shares to ascertain readily such net asset value. Each offer will be made and holders of Shares notified in accordance with the requirements of the 1934 Act and the 1940 Act, either by publication or mailing or both. Each offering document will contain such information as is prescribed by such laws and the rules and regulations promulgated thereunder. If any tender offer, after consideration and approval by the Trustees, is undertaken by the Trust, the terms of such tender offer will set forth the maximum number of Shares (if less than all) that the Trust is willing to purchase pursuant to the tender offer. The Trust will purchase, subject to such maximum number of Shares tendered in accordance with the terms of the offer, all Shares tendered unless it determines to accept none of them. In the event that a number of Shares in excess of such maximum number of outstanding Shares are tendered in accordance with the Trust's tender offer, the Trust intends to purchase, on a pro rata basis, an amount of tendered Shares equal to such maximum number of the outstanding Shares or, alternatively, to extend the offering period and increase the number of Shares that the Trust is offering to purchase. The Trust will pay all costs and expenses associated with the making of any tender offer.


    During the fiscal year October 1, 1999 through September 30, 2000, the Trust completed four tender offers. The first tender offer commenced on November 17, 1999 and resulted in the tender of 6,938,857.695 Shares. The second tender offer commenced on February 16, 2000 and resulted in the tender of 7,679,827.129 Shares. The third tender offer commenced on May 17, 2000 and resulted in the tender of 7,134,931.540 Shares. The fourth tender offer commenced on August 16, 2000 and resulted in the tender of 6,777,986.753 Shares.


    If the Trust must liquidate portfolio holdings in order to purchase Shares tendered, the Trust may realize gains and losses.

EARLY WITHDRAWAL CHARGE

    Any early withdrawal charge to defray distribution expenses will be charged in connection with Shares held for four years or less (calculated from the last day of the month in which the Shares were purchased) which are accepted by the Trust for repurchase pursuant to tender offers, except as noted below. The early withdrawal charge will be imposed on a number of Shares accepted for tender the value of which exceeds the aggregate value at the time the tender is accepted of
(a) all Shares in the account purchased more than four years prior to such acceptance, (b) all Shares in the account acquired through reinvestment of dividends and distributions, and (c) the increase, if any, of value of all other Shares in the account (namely those purchased within the four years preceding the acceptance) over the purchase price of such Shares. Accordingly, the early withdrawal charge is not imposed on Shares acquired through reinvestment of dividends and distributions or on any increases in the net asset value of Shares above the initial purchase price. The early withdrawal charge will be paid to the Investment Advisor. In determining whether an early withdrawal charge is payable, it is assumed that the acceptance of a repurchase offer would be made from the earliest purchase of Shares. Any early withdrawal charge which is required to be imposed will be made in accordance with the following schedule.

YEAR OF REPURCHASE                     EARLY WITHDRAWAL
AFTER PURCHASE                              CHARGE
------------------                          ------
First................................       3.0%
Second...............................       2.5%
Third................................       2.0%
Fourth...............................       1.0%
Fifth and following..................       0.0%


    The following example will illustrate the operation of the early withdrawal charge. Assume that an investor purchases $1,000 of the Trust's Shares for cash and that 21 months later the value of the account has grown through the reinvestment of dividends and capital appreciation to $1,200. The investor then may submit for repurchase pursuant to a tender offer up to $200 of Shares without incurring an early withdrawal charge. If the investor should submit for repurchase pursuant to a tender offer $500 of Shares, an early withdrawal charge would be imposed on $300 of the Shares submitted. The charge would be imposed at the rate of 2.5% because it is in the second year after the purchase was made, and the charge would be $7.50. For the fiscal years ended September 30, 1998, 1999 and 2000, MSDW Advisors informed the Trust that it received approximately $2,085,000, $2,651,000, and $3,361,000, respectively, in withdrawal fees.


PURCHASE OF SHARES
--------------------------------------------------------------------------------

    The Trust continuously offers Shares through Morgan Stanley Dean Witter Distributors Inc., which is acting as the distributor of the Shares, through certain broker-dealers, including Dean Witter Reynolds Inc. ("DWR"), which have entered into selected dealer agreements with the Distributor ("Selected Broker-Dealers"). The Trust or the Distributor may suspend the continuous offering of the Shares to the general public at any time in response to conditions in the securities markets or otherwise and may thereafter resume such offering from time to time.


    Morgan Stanley Dean Witter Distributors Inc. serves as distributor of the Trust's shares pursuant to a Distribution Agreement initially approved by the Trustees on October 30, 1992. The Distribution Agreement had an initial term ending April 30, 1994, and provides under its terms that it will continue from year to year thereafter if approved by the Board. At their meeting held on April 27, 2000, the Trustees, including all of the Independent Trustees, approved the continuation of the Distribution Agreement until April 30, 2001.



    Neither the Trust, the Distributor nor the Investment Advisor intends to make a secondary market in the Shares. Accordingly, there is not expected to be any secondary trading market in the Shares, and an investment in the Shares should be considered illiquid.


    The minimum investment in the Trust is $1,000. Subsequent purchases of $100 or more may be made by sending a check, payable to Morgan Stanley Dean Witter Prime Income Trust, directly to Morgan Stanley Dean Witter Trust FSB, an affiliate of the Distributor (the "Transfer Agent") at P.O. Box 1040, Jersey City, NJ 07303 or by contacting a Financial Advisor of DWR or other Selected Broker-Dealer representative. Certificates for Shares purchased will not be issued unless a request is made by the shareholder in writing to the Transfer Agent.

    Shares of the Trust are sold through Morgan Stanley Dean Witter Distributors Inc. or a Selected Broker-Dealer on a normal three business day settlement basis; that is, payment generally is due on or before the third business day (settlement date) after the order is placed with the Distributor. Shares of the Trust purchased through the Distributor or a Selected Broker-Dealer are entitled to dividends beginning on the next business day following settlement date. Since the Distributor or a Selected Broker-Dealer forwards investors' funds on settlement date, they may benefit from the temporary use of the funds where payment is made prior thereto.


    The Shares are offered by the Trust at the then current net asset value per share next computed after the Distributor receives an order to purchase from an investor's dealer or directly from the investor. See "Determination of Net Asset Value." The Investment Advisor compensates the Distributor at a rate of 2.75% of the purchase price of Shares purchased from the Trust. The Distributor may reallow to dealers 2.5% of the purchase price of Shares of the Trust purchased by such dealers. If such Shares remain outstanding after one year from the date of their initial purchase, the Investment Advisor currently intends to compensate the Distributor at an annual rate equal to 0.10% of the net asset value of the Shares sold and remaining outstanding. Such 0.10% fee will begin accruing after one year from the date of the initial purchase of the Shares. The compensation to the Distributor described above is paid by the

Investment Advisor from its own assets, which may include profits from the advisory fee payable under the Advisory Agreement, as well as borrowed funds. An early withdrawal charge payable to the Investment Advisor of up to 3.0% of the original purchase price of the Shares will be imposed on most Shares held for four years or less that are accepted for repurchase pursuant to a tender offer by the Trust. See "Share Repurchases and Tenders." The compensation paid to the Distributor, including compensation paid in connection with the purchase of Shares from the Trust, the annual payments referred to above and the early withdrawal charge, if any, described above, will not in the aggregate exceed the applicable limit (currently 7.25% of shareholders' purchases of Shares of the Trust) as determined from time to time by the National Association of Securities Dealers, Inc.



DESCRIPTION OF SHARES

--------------------------------------------------------------------------------


GENERAL



    The Trust's Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest, of $.01 par value ("Shares"). Share certificates will be issued to the holder of record of Shares upon request. Currently, Shares will be required to be held of record by the investor. The investor's broker may not be reflected as the record holder; however, arrangements for Shares to be held in "street name" may be implemented in the future.



    Shareholders are entitled to one vote for each Share held and to vote on matters submitted to meetings of shareholders. No material amendment may be made to the Trust's Declaration of Trust without the affirmative vote of at least a majority of its Shares represented in person or by proxy at a meeting at which a quorum is present or by written consent without a meeting. Under certain circumstances the Trustees may be removed by action of the Trustees. The shareholders also have the right under certain circumstances to remove the Trustees. Shares have no preemptive or conversion rights and when issued are fully paid and non-assessable.



    The Trust's Declaration of Trust permits the Trustees to divide or combine the Shares into a greater or lesser number of Shares without thereby changing the proportionate beneficial interests in the Trust. Each Share represents an equal proportionate interest in the Trust with each other Share.



    The Trust may be terminated (i) by the affirmative vote of the holders of 66% of its outstanding Shares or (ii) by an instrument signed by a majority of the Trustees and consented to by the holders of two-thirds of the Trust's outstanding Shares. Upon termination of the Trust, the Trustees will wind up the affairs of the Trust, the Trust's business will be liquidated and the Trust's net assets will be distributed to the Trust's shareholders on a pro rata basis. If not so terminated, the Trust will continue indefinitely.



    The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders of such a trust may, under certain circumstances, be held personally liable as partners for its obligations. However, the Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Trust, requires that Trust documents include such disclaimer, and provides for indemnification and reimbursement of expenses out of the Trust's property for any shareholder held personally liable for the obligations of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations. Given the nature of the Trust's assets and operations, the possibility of the Trust being unable to meet its obligations is remote. Given the above limitations on shareholders' personal liability and the Trust's ability to meet its indemnification obligations, in the opinion of Massachusetts counsel to the Trust, the risk to Trust shareholders of personal liability is remote.



    The Declaration of Trust further provides that obligations of the Trust are not binding upon the Trustees individually but only upon the property of the Trust. Accordingly, the Trustees will not be liable for errors of judgment or mistakes of fact or law, but nothing in the Declaration of Trust protects a Trustee against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.



ANTI-TAKEOVER PROVISIONS



    The Trust presently has certain anti-takeover provisions in its Declaration of Trust which could have the effect of limiting the ability of other entities or persons to acquire control of the Trust, to cause it to engage in certain transactions or to modify its structure. A Trustee may be removed from office by a written instrument signed by at least two-thirds of the remaining trustees or by a vote of the holders of at least 66% of the Shares. In addition, the affirmative vote or consent of the holders of 66% of the Shares of the Trust (a greater vote than that required by the 1940 Act and greater than the required vote applicable to business corporations under state law) is required to authorize the conversion of the Trust from a closed-end to an open-end investment company, or generally to authorize any of the following transactions:



         (i) merger or consolidation of the Trust with or into any other corporation, association, trust or other organization;



        (ii) issuance of any securities of the Trust to any person or entity for cash;



        (iii) sale, lease or exchange of all or any substantial part of the assets of the Trust, to any entity or person (except assets having an aggregate fair market value of less than $1,000,000, aggregating similar transactions over a twelve-month period); or



        (iv) sale, lease or exchange to the Trust, in exchange for securities of the Trust, of any assets of any entity or person (except assets having an aggregate fair market value of less than $1,000,000, aggregating similar transactions over a twelve-month period)



if such corporation, person or entity is directly, or indirectly through affiliates, the beneficial owner of 5% or more of the outstanding shares of the Trust. However, such 66% vote or consent will not be required with respect to the foregoing transactions where the Board of Trustees under certain conditions approves the transaction, in which case, with respect to (i) and (iii) above, a majority shareholder vote or consent will be required, and, with respect to (ii) and (iv) above, a shareholder vote or consent would be required. Furthermore, any amendment to the provisions in the Declaration of Trust requiring a 66% shareholder vote or consent for the foregoing transactions similarly requires a 66% shareholder vote or consent.



    The foregoing provisions will make more difficult a change in the Trust's management, or consummation of the foregoing transactions without the Trustee's approval, and would, in the event a secondary market were to develop in the Shares, have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Trust in a tender offer or similar transaction. However, the Board of Trustees has considered these anti-takeover provisions and believes that they are in the shareholders' best interests and benefit shareholders by providing the advantage of potentially requiring persons seeking control of the Trust to negotiate with its management regarding the price to be paid and facilitating the continuity of the Trust's management. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.



TAX CONSEQUENCES

--------------------------------------------------------------------------------


    The Trust intends to qualify and remain qualified as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. As such, the Trust will not be subject to federal income tax on its net investment income and capital gains, if any, to the extent that it distributes such income and capital gains to its shareholders. Shareholders will normally have to pay federal income taxes, and any state and/or local income taxes on the distributions they receive from the Trust. Distributions of net investment income and short-term capital gains are taxable to the shareholders as ordinary income. Distributions of long-term capital gains, if any, are taxable to the shareholders as long-term capital gains. Tax issues relating to the Trust are not generally a consideration for shareholders such as tax-exempt entitites and tax-advantaged retirement vehicles such as an IRA or a 401(k) plan. Shareholders are urged to consult their own tax professionals regarding specific questions as to federal, state or local taxes.



    At the end of each calendar year, shareholders will receive a statement showing the taxable distributions paid to them in the preceding year. The statement provides information on their dividends and capital gains for tax purposes.



LEGAL COUNSEL

--------------------------------------------------------------------------------


    Barry Fink, Esq., who is an officer and the General Counsel of the Investment Advisor, is an officer and the General Counsel of the Trust.



EXPERTS

--------------------------------------------------------------------------------


    The September 30, 2000 financial statements of the Trust, included in the STATEMENT OF ADDITIONAL INFORMATION and incorporated by reference herein, have been so included in reliance upon the report of Deloitte & Touche LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.


ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

CODE OF ETHICS


    Directors, officers and employees of MSDW Advisors, MSDW Services and MSDW Distributors are subject to a strict Code of Ethics adopted by those companies. The Code of Ethics is intended to ensure that the interests of shareholders and other clients are placed ahead of any personal interest, that no undue personal benefit is obtained from a person's employment activities and that actual and potential conflicts of interest are avoided. To achieve these goals and comply with regulatory requirements, the Code of Ethics requires, among other things, that personal securities transactions by employees of the companies be subject to an advance clearance process to monitor that no Morgan Stanley Dean Witter

Fund is engaged at the same time in a purchase or sale of the same security. The Code of Ethics bans the purchase of securities in an initial public offering, and also prohibits engaging in futures transactions and profiting on short-term trading (that is, a purchase within sixty days of a sale or a sales within sixty days of a purchase) of a security. In addition, investment personnel may not purchase or sell a security for their personal account within seven days before or after any transaction in any Morgan Stanley Dean Witter Fund managed by them. Any violations of the Code of Ethics are subject to sanctions, including reprimand, demotion or suspension or termination of employment. The Code of Ethics comports with regulatory requirements and the recommendations in the 1994 report by the Investment Company Institute Advisory Group on Personal Investing.


SHAREHOLDER INQUIRIES

    All inquiries regarding the Trust should be directed to the Trust at the telephone number or address set forth on the front cover of this Prospectus.

    This Prospectus does not contain all of the information set forth in the Registration Statement that the Trust has filed with the SEC. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by the Rules and Regulations of the SEC.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

--------------------------------------------------------------------------------


The Trust and its Advisor...................................    4
Investment Restrictions.....................................    7
Trustees and Officers.......................................   10
Portfolio Transactions......................................   17
Determination of Net Asset Value............................   18
Dividends and Distributions.................................   19
Taxation....................................................   19
Description of Shares.......................................   21
Performance Information.....................................   23
Custodian, Dividend Disbursing and Transfer Agent...........   24
Reports to Shareholders.....................................   24
Legal Counsel...............................................   24
Experts.....................................................   24
Additional Information......................................   24
Financial Statements........................................   40
Appendix A..................................................   52

Morgan Stanley Dean Witter Prime Income Trust

Two World Trade Center
New York, New York 10048

Trustees
---------------------------------------------


Michael Bozic
Charles A. Fiumefreddo
Edwin J. Garn
Wayne E. Hedien
James F. Higgins
Manuel H. Johnson
Michael E. Nugent
Philip J. Purcell
John L. Schroeder


Officers
---------------------------------------------


Charles A. Fiumefreddo
Chairman and Chief Executive Officer
Mitchell M. Merin
President
Barry Fink
Vice President, Secretary and
General Counsel


Rajesh K. Gupta
Vice President


Sheila A. Finnerty
Vice President


Peter Gewirtz
Assistant Vice President

Thomas F. Caloia
Treasurer

Custodian
---------------------------------------------

The Bank of New York
100 Church Street
New York, New York 10007

Transfer Agent and
Dividend Disbursing Agent
---------------------------------------------

Morgan Stanley Dean Witter Trust FSB
Harborside Financial Center
Plaza Two
Jersey City, New Jersey 07311


Independent Auditors

---------------------------------------------


Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281


Investment Advisor
---------------------------------------------

Morgan Stanley Dean Witter Advisors Inc.
Two World Trade Center
New York, New York 10048

Administrator
---------------------------------------------

Morgan Stanley Dean Witter Services Company Inc.
Two World Trade Center
New York, New York 10048

Distributor
---------------------------------------------

Morgan Stanley Dean Witter Distributors Inc.
Two World Trade Center
New York, New York 10048

Morgan Stanley
Dean Witter
Prime Income Trust

[PHOTO]


              PROSPECTUS -- DECEMBER   , 2000

STATEMENT OF ADDITIONAL INFORMATION



DECEMBER   , 2000


                                                           MORGAN STANLEY DEAN
                                                           WITTER
                                                           PRIME INCOME
                                                           TRUST FUND


----------------------------------------------------------------------


    This STATEMENT OF ADDITIONAL INFORMATION is not a PROSPECTUS. The PROSPECTUS
(dated December   , 2000) for the Morgan Stanley Dean Witter Prime Income Trust
may be obtained without charge from the Fund at its address or telephone number listed below or from Dean Witter Reynolds at any of its branch offices.



Morgan Stanley Dean Witter Prime Income Trust


Two World Trade Center
New York, New York 10048
(800) 869-NEWS

TABLE OF CONTENTS

--------------------------------------------------------------------------------


The Trust and its Advisor...................................    4
Investment Restrictions.....................................    7
Trustees and Officers.......................................   10
Portfolio Transactions......................................   17
Determination of Net Asset Value............................   18
Dividends and Distributions.................................   19
Taxation....................................................   19
Description of Shares.......................................   21
Performance Information.....................................   23
Custodian, Dividend Disbursing and Transfer Agent...........   24
Reports to Shareholders.....................................   24
Legal Counsel...............................................   24
Experts.....................................................   24
Additional Information......................................   24
Financial Statements........................................   40
Appendix A..................................................   52

GLOSSARY OF SELECTED DEFINED TERMS

--------------------------------------------------------------------------------


    The terms defined in this glossary are frequently used in this STATEMENT OF ADDITIONAL INFORMATION (other terms used occasionally are defined in the text of the document).



"CUSTODIAN"--The Bank of New York.



"DWR"--Dean Witter Reynolds Inc., a wholly-owned broker-dealer subsidiary of MSDW.



"FINANCIAL ADVISORS"--Morgan Stanley Dean Witter authorized financial services representatives.



"INDEPENDENT TRUSTEES"--Trustees who are not "interested persons" (as defined by the Investment Company Act) of the Fund.



"MORGAN STANLEY & CO."--Morgan Stanley & Co. Incorporated, a wholly-owned broker-dealer subsidiary of MSDW.



"MORGAN STANLEY DEAN WITTER FUNDS"--Registered investment companies (i) for which the Investment Manager serves as the investment advisor and (ii) that hold themselves out to investors as related companies for investment and investor services.



"MSDW"--Morgan Stanley Dean Witter & Co., a preeminent global financial services firm.



"MSDW ADVISORS"--Morgan Stanley Dean Witter Advisors Inc., a wholly-owned investment advisor subsidiary of MSDW.



"MSDW DISTRIBUTORS"--Morgan Stanley Dean Witter Distributors Inc., a wholly-owned broker-dealer subsidiary of MSDW.



"MSDW SERVICES"--Morgan Stanley Dean Witter Services Company Inc., a wholly-owned fund services subsidiary of the Investment Manager.



"MSDW TRUST"--Morgan Stanley Dean Witter Trust FSB, a wholly-owned transfer agent subsidiary of MSDW.



"TRUST"--Morgan Stanley Dean Witter Prime Income Trust, a registered closed-end investment company.



"TRUSTEES"--The Board of Trustees of the Fund.

THE TRUST AND ITS ADVISOR

--------------------------------------------------------------------------------

    Morgan Stanley Dean Witter Prime Income Trust (the "Trust") is a non-diversified, closed-end management investment company whose investment objective is to provide a high level of current income consistent with the preservation of capital. The Trust will seek to achieve its objective through investment primarily in senior collateralized loans ("Senior Loans") to corporations, partnerships and other entities ("Borrowers"). No assurance can be given that the Trust will achieve its investment objective. The Trust is designed primarily for long-term investment and not as a trading vehicle.

    The Trust is a trust of a type commonly known as a "Massachusetts business trust" and was organized under the laws of Massachusetts on August 17, 1989 under the name "Allstate Prime Income Trust." Effective March 1, 1993, the Trust Agreement was amended to change the name of the Trust to "Prime Income Trust." Such amendment was made upon the approval by the shareholders of an investment advisory agreement with MSDW Advisors. On June 22, 1998, the Trustees of the Trust adopted an Amendment to the Trust's Declaration of Trust changing its name to "Morgan Stanley Dean Witter Prime Income Trust." The Trust commenced operations on November 30, 1989, following completion of a firm commitment initial underwriting for 10,921,751 Shares, with net proceeds to the Trust of $109,217,510. The Trust commenced the continuous offering of its shares on December 4, 1989. The Trust's principal office is located at Two World Trade Center, New York, New York 10048 and its telephone number is (212) 392-2550 or
(800) 869-NEWS. The Trust is offering continuously its shares of beneficial interest, $.01 par value (the "Shares"). See "Purchase of Shares."

    An investment in Shares offers several benefits. The Trust offers investors the opportunity to receive a high level of current income by investing in a professionally managed portfolio comprised primarily of Senior Loans, a type of investment typically not available to individual investors. In managing such a portfolio, the Investment Advisor provides the Trust and its shareholders with professional credit analysis and portfolio diversification. The Trust also relieves the investor of burdensome administrative details involved in managing a portfolio of Senior Loans, even if they were available to individual investors. Such benefits are at least partially offset by the expenses involved in operating an investment company, which consist primarily of management and administrative fees and operational costs. See "Investment Advisory Agreement" and "Administrator and Administration Agreement."

    On February 21, 1997 the Trust's Trustees approved a new investment advisory agreement (the "Advisory Agreement") with MSDW Advisors in connection with the merger of Dean Witter, Discover & Co. with Morgan Stanley Group Inc. (the "Merger"). The Trust's shareholders voted to approve the Advisory Agreement with MSDW Advisors at a Special Meeting of Shareholders held on May 20, 1997. The Advisory Agreement took effect on May 31, 1997 upon the consummation of the Merger. MSDW Advisors is a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW"). The Advisory Agreement is substantially identical to a prior investment advisory agreement which was initially approved by the Trust's Trustees on December 23, 1992 and by the Trust's shareholders on February 25, 1993, entered into with MSDW Advisors as a consequence of the withdrawal of Allstate Investment Management Company from its investment company advisory activities and its concomitant resignation as the Trust's Investment Advisor.


    MSDW Advisors and its wholly-owned subsidiary, Morgan Stanley Dean Witter Services Company Inc., serve in various investment management, advisory, management and administrative capacities to 97 investment companies, 24 of which are listed on the New York Stock Exchange, with combined assets of approximately $150 billion at November 30, 2000.



    The Trust is managed within MSDW Advisors' Taxable Fixed-Income Group. Rajesh K. Gupta, Senior Vice President, Director of the Taxable Fixed-Income Group and Chief Administrative Officer of Investments of MSDW Advisors,
Sheila A. Finnerty, Senior Vice President of MSDW Advisors, and Peter Gewirtz, Vice President of MSDW Advisors, have been the primary portfolio managers primarily responsible for the management of the Trust's portfolio since February, 1998. Mr. Gupta and Ms. Finnerty have been portfolio managers with MSDW Advisors for over five years. Prior to joining MSDW Advisors in October 1996, Mr. Gewirtz was an Assistant Vice President of Industrial Bank of Japan (February 1994 - October 1996).


    MSDW Advisors is the investment manager or investment advisor of the following investment companies, which are collectively referred to as the "Morgan Stanley Dean Witter Funds":


OPEN-END FUNDS
  1  Active Assets California Tax-Free Trust
  2  Active Assets Government Securities Trust
  3  Active Assets Institutional Money Trust
  4  Active Assets Money Trust
  5  Active Assets Premier Money Trust
  6  Active Assets Tax-Free Trust
  7  Morgan Stanley Dean Witter 21st Century Trend Fund
  8  Morgan Stanley Dean Witter American Opportunities Fund
  9  Morgan Stanley Dean Witter Aggressive Equity Fund
 10  Morgan Stanley Dean Witter Balanced Growth Fund
 11  Morgan Stanley Dean Witter Balanced Income Fund
     Morgan Stanley Dean Witter California Tax-Free Daily Income
 12   Trust
 13  Morgan Stanley Dean Witter California Tax-Free Income Fund
 14  Morgan Stanley Dean Witter Capital Growth Securities
     Morgan Stanley Dean Witter Competitive Edge Fund, "BEST
 15   IDEAS" Portfolio
 16  Morgan Stanley Dean Witter Convertible Securities Trust
     Morgan Stanley Dean Witter Developing Growth Securities
 17   Trust
 18  Morgan Stanley Dean Witter Diversified Income Trust
 19  Morgan Stanley Dean Witter Dividend Growth Securities Inc.
 20  Morgan Stanley Dean Witter Equity Fund
 21  Morgan Stanley Dean Witter European Growth Fund Inc.
 22  Morgan Stanley Dean Witter Federal Securities Trust
 23  Morgan Stanley Dean Witter Financial Services Trust
 24  Morgan Stanley Dean Witter Fund of Funds
 25  Morgan Stanley Dean Witter Global Dividend Growth Securities
 26  Morgan Stanley Dean Witter Global Utilities Fund
 27  Morgan Stanley Dean Witter Growth Fund
 28  Morgan Stanley Dean Witter Hawaii Municipal Trust
 29  Morgan Stanley Dean Witter Health Sciences Trust
 30  Morgan Stanley Dean Witter High Yield Securities Inc.
 31  Morgan Stanley Dean Witter Income Builder Fund
 32  Morgan Stanley Dean Witter Information Fund
 33  Morgan Stanley Dean Witter Intermediate Income Securities
 34  Morgan Stanley Dean Witter International Fund
 35  Morgan Stanley Dean Witter International SmallCap Fund
 36  Morgan Stanley Dean Witter Japan Fund
 37  Morgan Stanley Dean Witter Latin American Growth Fund
 38  Morgan Stanley Dean Witter Limited Term Municipal Trust
 39  Morgan Stanley Dean Witter Liquid Asset Fund Inc.
 40  Morgan Stanley Dean Witter Market Leader Trust
 41  Morgan Stanley Dean Witter Mid-Cap Equity Trust
     Morgan Stanley Dean Witter Multi-State Municipal
 42   Series Trust
     Morgan Stanley Dean Witter Natural Resource Development
 43   Securities Inc.
 44  Morgan Stanley Dean Witter New Discoveries Fund

     Morgan Stanley Dean Witter New York Municipal Money Market
 45   Trust
 46  Morgan Stanley Dean Witter New York Tax-Free Income Fund
 47  Morgan Stanley Dean Witter Next Generation Trust
     Morgan Stanley Dean Witter North American Government Income
 48   Trust
 49  Morgan Stanley Dean Witter Pacific Growth Fund Inc.
 50  Morgan Stanley Dean Witter Real Estate Fund
 51  Morgan Stanley Dean Witter S&P 500 Index Fund
 52  Morgan Stanley Dean Witter S&P 500 Select Fund
     Morgan Stanley Dean Witter Select Dimensions Investment
 53   Series
     Morgan Stanley Dean Witter Select Municipal Reinvestment
 54   Fund
 55  Morgan Stanley Dean Witter Short-Term Bond Fund
 56  Morgan Stanley Dean Witter Short-Term U.S. Treasury Trust
 57  Morgan Stanley Dean Witter SmallCap Growth Fund
 58  Morgan Stanley Dean Witter Special Value Fund
 59  Morgan Stanley Dean Witter Strategist Fund
 60  Morgan Stanley Dean Witter Tax-Exempt Securities Trust
 61  Morgan Stanley Dean Witter Tax-Free Daily Income Trust
 62  Morgan Stanley Dean Witter Tax-Managed Growth Fund
 63  Morgan Stanley Dean Witter Technology Fund
 64  Morgan Stanley Dean Witter Total Market Index Fund
 65  Morgan Stanley Dean Witter Total Return Trust
     Morgan Stanley Dean Witter U.S. Government Money Market
 66   Trust
 67  Morgan Stanley Dean Witter U.S. Government Securities Trust
 68  Morgan Stanley Dean Witter Utilities Fund
 69  Morgan Stanley Dean Witter Value-Added Market Series
 70  Morgan Stanley Dean Witter Value Fund
 71  Morgan Stanley Dean Witter Variable Investment Series
 72  Morgan Stanley Dean Witter World Wide Income Trust


CLOSED-END FUNDS
     Morgan Stanley Dean Witter California Insured Municipal
  1   Income Trust
     Morgan Stanley Dean Witter California Quality Municipal
  2   Securities
  3  Morgan Stanley Dean Witter Government Income Trust
  4  Morgan Stanley Dean Witter High Income Advantage Trust
  5  Morgan Stanley Dean Witter High Income Advantage Trust II
  6  Morgan Stanley Dean Witter High Income Advantage Trust III
  7  Morgan Stanley Dean Witter Income Securities Inc.
     Morgan Stanley Dean Witter Insured California Municipal
  8   Securities
  9  Morgan Stanley Dean Witter Insured Municipal Bond Trust
 10  Morgan Stanley Dean Witter Insured Municipal Income Trust
 11  Morgan Stanley Dean Witter Insured Municipal Securities
 12  Morgan Stanley Dean Witter Insured Municipal Trust
     Morgan Stanley Dean Witter Municipal Income Opportunities
 13   Trust
     Morgan Stanley Dean Witter Municipal Income Opportunities
 14   Trust II
     Morgan Stanley Dean Witter Municipal Income Opportunities
 15   Trust III
 16  Morgan Stanley Dean Witter Municipal Income Trust
 17  Morgan Stanley Dean Witter Municipal Income Trust II
 18  Morgan Stanley Dean Witter Municipal Income Trust III
 19  Morgan Stanley Dean Witter Municipal Premium Income Trust
     Morgan Stanley Dean Witter New York Quality Municipal
 20   Securities
 21  Morgan Stanley Dean Witter Prime Income Trust

 22  Morgan Stanley Dean Witter Quality Municipal Income Trust
     Morgan Stanley Dean Witter Quality Municipal Investment
 23   Trust
 24  Morgan Stanley Dean Witter Quality Municipal Securities


    In addition, MSDW Services, a wholly-owned subsidiary of MSDW Advisors, serves as manager for the following investment companies for which TCW Funds Management, Inc. is the investment advisor (the "TCW/DW Term Trusts"):


CLOSED-END FUNDS
  1  TCW/DW Term Trust 2000
  2  TCW/DW Term Trust 2002
  3  TCW/DW Term Trust 2003


    MSDW Advisors also serves as: (i) administrator of The BlackRock Strategic Term Trust Inc., a closed-end investment company and; (ii) sub-administrator of Templeton Global Governments Income Trust, a closed-end investment company.



INVESTMENT OBJECTIVE AND INVESTMENT RESTRICTIONS

--------------------------------------------------------------------------------


    The Trust seeks to provide a high level of current income consistent with the preservation of capital. The Trust will seek to achieve its investment objective through investment primarily in senior collateralized loans to corporations, partnerships and other entities.


    The investment restrictions listed below have been adopted by the Trust as fundamental policies, which may not be changed without the vote of a majority, as defined in the 1940 Act, of the outstanding voting securities of the Trust. All other investment policies or practices, other than the Trust's investment policy with respect to Senior Loans, are considered by the Trust not to be fundamental and accordingly may be changed without shareholder approval. All percentage limitations apply immediately after a purchase or initial investment, and any subsequent change in any applicable percentage resulting from market fluctuations or other changes in the amount of total or net assets does not require elimination of any security from the portfolio.

    The Trust may not:

     1. Invest more than 25% of the Trust's total assets in the securities of any one issuer or, with respect to 50% of the Trust's total assets, purchase any securities (other than obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities), if as a result more than 5% of the Trust's total assets would then be invested in securities of a single issuer or if as a result the Trust would hold more than 10% of the outstanding voting securities of any single issuer. For purposes of this restriction and restriction number two, the Trust will consider a Borrower to be the issuer of a Participation and, with respect to Participations under which the Trust does not have privity with the Borrower or would not have a direct cause of action against the Borrower in the event of its failure to pay scheduled principal or interest, the Trust will also separately meet the requirements contained in this investment restriction and consider each person interpositioned between the Borrower and the Trust to be an issuer of the Participation.

     2. Invest 25% or more of the value of its total assets in securities of issuers in any one industry (the electric, gas, water and telephone utility industries will be treated as separate industries for purposes of this restriction); provided that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities; and provided further that the Trust will (once at least 80% of the Trust's assets are invested in Senior Loans) invest more than 25% and may invest up to 100% of its total assets in securities of issuers in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies. (See restriction number one for the definition of issuer for purposes of this restriction.)

     3. Invest in common stock, except that the Trust may acquire warrants or other equity securities incidental to the purchase of an interest in a Senior Loan.

     4. Invest in securities of any issuer if, to the knowledge of the Trust, any officer or trustee of the Trust or any officer or director of the Investment Advisor or DWR owns more than 1/2 of 1% of the outstanding securities of such issuer, and such officers, trustees and directors who own more than 1/2 of 1% own in the aggregate more than 5% of the outstanding securities of such issuer.

     5. Purchase or sell real estate or interests therein, commodities or commodity contracts except pursuant to the exercise by the Trust of its rights under Loan Agreements, except to the extent the interest in Senior Loans the Trust may invest in are considered to be interests in real estate, commodities or commodities contracts and except to the extent that hedging instruments the Trust may invest in are considered to be commodities or commodities contracts.

     6. Purchase oil, gas or other mineral leases, rights or royalty contracts, or exploration or development programs, except pursuant to the exercise by the Trust of its rights under Loan Agreements. In addition, the Trust may purchase securities of issuers which deal in, represent interests in or are secured by interests in such leases, rights or contracts.

     7. Write, purchase or sell puts, calls or combinations thereof, except for options on futures contracts or options on debt securities.

     8. Purchase securities of other investment companies, except in connection with a merger, consolidation, reorganization or acquisition of assets or, by purchase in the open market of securities of closed-end investment companies where no underwriter's or dealer's commission or profit, other than customary broker's commissions, is involved and only if immediately thereafter not more than: (a) 5% of the Trust's total assets would be invested in any one such company and (b) 10% of the Trust's total assets would be invested in such securities. The Trust will rely on representations of Borrowers in Loan Agreements in determining whether such Borrowers are investment companies.

     9. Borrow money, except that the Trust may borrow from a bank for temporary or emergency purposes or for the repurchase of Shares, provided that immediately after such borrowing the amount borrowed does not exceed 33 1/3% of the value of its total assets (including the amount borrowed) less its liabilities (not including any borrowings but including the fair market value at the time of computation of any other senior securities which are outstanding at the time).

    10. Pledge, mortgage or hypothecate its assets or assign or otherwise encumber them, except to secure borrowings effected within the limitations set forth in Restriction 9 (and then only to the extent of 33 1/3% of the value of the Trust's total assets) and except pursuant to reverse repurchase agreements as provided in this Prospectus. However, for the purpose of this restriction, collateral arrangements with respect to the writing of options and collateral arrangements with respect to initial margin for futures are not deemed to be pledges of assets.

    11. Issue senior securities, as defined in the 1940 Act, except insofar as the Trust may be deemed to have issued a senior security by reason of:
(a) entering into any repurchase agreement; (b) purchasing any securities on a when-issued or delayed delivery basis; (c) entering into the hedging transactions described in this prospectus, including Appendix A; (d) borrowing money in accordance with restrictions described above; or (e) lending portfolio securities.

    12. Make loans of money or securities, except: (a) by acquiring interests in Senior Loans and making other permitted investments in accordance with its investment objective; (b) by entering into repurchase agreements (provided that no more than 10% of the Trust's total assets will be invested in repurchase agreements that do not mature within seven days) or reverse repurchase agreements; and (c) by lending its portfolio securities (provided that the Trust may not lend its portfolio securities in excess of 25% of its total assets).

    13. Make short sales of securities.

    14. Purchase securities on margin. Neither the deposit of initial or variation margin in connection with hedging transactions nor short-term credits as may be necessary for the clearance of such transactions is considered the purchase of a security on margin.

    15. Engage in the underwriting of securities, except to the extent the Trust may be deemed to be an underwriter in connection with the sale of or granting of interests in Senior Loans or other securities acquired by the Trust.

    16. Make investments for the purpose of exercising control or management of any other issuer, except to the extent that exercise by the Trust of its rights under Loan Agreements would be deemed to constitute such control or participation.


    The Trust generally will not engage in the trading of securities for the purpose of realizing short-term profits, but it will adjust its portfolio as it deems advisable in view of prevailing or anticipated market conditions to accomplish the Trust's investment objective. For example, the Trust may sell portfolio securities in anticipation of a movement in interest rates. Frequency of portfolio turnover will not be a limiting factor if the Trust considers it advantageous to purchase or sell securities. The Trust anticipates that the annual portfolio turnover rate of the Trust will be less than 100%. A high rate of portfolio turnover involves correspondingly greater expenses than a lower rate, which expenses must be borne by the Trust and its shareholders. High portfolio turnover also may result in the realization of substantial net short-term capital gains. In order to continue to qualify as a regulated investment company for federal income tax purposes, less than 30% of the annual gross income of the Trust must be derived from the sale of securities held by the Trust for less than three months. See "Taxation." The Trust's portfolio turnover rate for the fiscal year ended September 30, 2000 was 45%.

TRUSTEES AND OFFICERS
--------------------------------------------------------------------------------


    The Trustees and Executive Officers of the Trust and their principal occupations for at least the last five years and their affiliations, if any, with MSDW Advisors and with the Morgan Stanley Dean Witter Funds (there were 93 such funds as of the calendar year ended December 31, 1999), are shown below.



     NAME, AGE, POSITION WITH THE TRUST
                 AND ADDRESS                   PRINCIPAL OCCUPATIONS DURING LAST FIVE YEARS
---------------------------------------------  ---------------------------------------------
Michael Bozic (59) ..........................  Retired; Director or Trustee of the Morgan
Trustee                                        Stanley Dean Witter Funds; formerly Vice
c/o Mayer, Brown & Platt                       Chairman of Kmart Corporation (December
Counsel to the Independent Trustees            1998-October 2000), formerly Chairman and
1675 Broadway                                  Chief Executive Officer of Levitz Furniture
New York, New York                             Corporation (November 1995-November 1998) and
                                               President and Chief Executive Officer of
                                               Hills Department Stores (May 1991-July 1995);
                                               formerly variously Chairman, Chief Executive
                                               Officer, President and Chief Operating
                                               Officer (1987-1991) of the Sears Merchandise
                                               Group of Sears, Roebuck and Co.; Director of
                                               Weirton Steel Corporation.

Charles A. Fiumefreddo* (67) ................  Chairman, Director or Trustee and Chief
Chairman of the Board,                         Executive Officer of the Morgan Stanley Dean
Chief Executive Officer and Trustee            Witter Funds; formerly Chairman, Chief
Two World Trade Center                         Executive Officer and Director of MSDW
New York, New York                             Advisors, Morgan Stanley Dean Witter
                                               Distributors Inc. ("MSDW Distributors") and
                                               MSDW Services, Executive Vice President and
                                               Director of Dean Witter Reynolds Inc.
                                               ("DWR"), Chairman and Director of Morgan
                                               Stanley Dean Witter Trust FSB ("MSDW Trust"),
                                               and Director and/or officer of various MSDW
                                               subsidiaries (until June 1998).

Edwin J. Garn (68) ..........................  Director or Trustee of the Morgan Stanley
Trustee                                        Dean Witter Funds; formerly United States
c/o Summit Ventures LLC                        Senator (R- Utah) (1974-1992) and Chairman,
1 Utah Center                                  Senate Banking Committee (1980-1986);
201 S. Main Street                             formerly Mayor of Salt Lake City, Utah
Salt Lake City, Utah                           (1971-1974); formerly Astronaut, Space
                                               Shuttle Discovery (April 12-19, 1985); Vice
                                               Chairman, Huntsman Corporation (chemical
                                               company); Director of Franklin Covey (time
                                               management systems), BMW Bank of North
                                               America, Inc. (industrial loan corporation),
                                               United Space Alliance (joint venture between
                                               Lockheed Martin and the Boeing Company) and
                                               Nuskin Asia Pacific (multilevel marketing);
                                               member of the Utah Regional Advisory Board of
                                               Pacific Corp.; Member of the board of various
                                               civic and charitable organizations.

     NAME, AGE, POSITION WITH THE TRUST
                 AND ADDRESS                   PRINCIPAL OCCUPATIONS DURING LAST FIVE YEARS
---------------------------------------------  ---------------------------------------------
Wayne E. Hedien (66) ........................  Retired; Director or Trustee of the Morgan
Trustee                                        Stanley Dean Witter Funds; Director of the
c/o Mayer, Brown & Platt                       PMI Group, Inc. (private mortgage insurance);
Counsel to the Independent Trustees            Trustee and Vice Chairman of the Field Museum
1675 Broadway                                  of Natural History; formerly associated with
New York, New York                             the Allstate Companies (1966-1994), most
                                               recently as Chairman of the Allstate
                                               Corporation (March 1993-December 1994) and
                                               Chairman and Chief Executive Officer of its
                                               wholly-owned subsidiary, Allstate Insurance
                                               Company (July 1989-December 1994); director
                                               of various other business and charitable
                                               organizations.

James F. Higgins* (52) ......................  Chairman of the Private Client Group of MSDW
Trustee                                        (since August 2000); Director of the Transfer
Two World Trade Center                         Agent and Dean Witter Realty Inc.; Director
New York, New York                             or Trustee of the Morgan Stanley Dean Witter
                                               Funds (since June 2000); previously President
                                               and Chief Operating Officer of the Private
                                               Client Group of MSDW (May 1999-August 2000),
                                               President and Chief Operating Officer of
                                               Individual Securities of MSDW (February
                                               1997-May 1999), President and Chief Operating
                                               Officer of Dean Witter Securities of MSDW
                                               (1995-February 1997), and President and Chief
                                               Operating Officer of Dean Witter Financial
                                               (1989-1995) and Director (1985-1997) of Dean
                                               Witter Reynolds.

Dr. Manuel H. Johnson (51) ..................  Senior Partner, Johnson Smick International,
Trustee                                        Inc., a consulting firm; Co-Chairman and a
c/o Johnson Smick International, Inc.          founder of the Group of Seven Council (G7C),
1133 Connecticut Avenue, N.W.                  an international economic commission;
Washington, D.C.                               Chairman of the Audit Committee and Director
                                               or Trustee of the Morgan Stanley Dean Witter
                                               Funds; Director of Greenwich Capital Markets,
                                               Inc. (broker-dealer), Independence Standards
                                               Board (private sector organization governing
                                               independence of auditors) and NVR, Inc. (home
                                               construction); Chairman and Trustee of the
                                               Financial Accounting Foundation (oversight
                                               organization of the Financial Accounting
                                               Standards Board); formerly Vice Chairman of
                                               the Board of Governors of the Federal Reserve
                                               System and Assistant Secretary of the U.S.
                                               Treasury.

Michael E. Nugent (64) ......................  General Partner, Triumph Capital, L.P., a
Trustee                                        private investment partnership; Chairman of
c/o Triumph Capital, L.P.                      the Insurance Committee and Director or
237 Park Avenue                                Trustee of the Morgan Stanley Dean Witter
New York, New York                             Funds; formerly Vice President, Bankers Trust
                                               Company and BT Capital Corporation; director
                                               of various business organizations.

     NAME, AGE, POSITION WITH THE TRUST
                 AND ADDRESS                   PRINCIPAL OCCUPATIONS DURING LAST FIVE YEARS
---------------------------------------------  ---------------------------------------------
Philip J. Purcell* (57) .....................  Chairman of the Board of Directors and Chief
Trustee                                        Executive Officer of MSDW, DWR and Novus
1585 Broadway                                  Credit Services Inc.; Director of MSDW
New York, New York                             Distributors; Director or Trustee of the
                                               Morgan Stanley Dean Witter Funds; Director of
                                               American Airlines, Inc. and its parent
                                               company, AMR Corporation; Director and/or
                                               officer of various MSDW subsidiaries.

John L. Schroeder (70) ......................  Retired; Chairman of the Derivatives
Trustee                                        Committee and Director or Trustee of the
c/o Mayer, Brown & Platt                       Morgan Stanley Dean Witter Funds; Director of
Counsel to the Independent Trustees            Citizens Communications Company
1675 Broadway                                  (telecommunications company); formerly,
New York, New York                             Executive Vice President and Chief Investment
                                               Officer of the Home Insurance Company (August
                                               1991-September 1995).

Mitchell M. Merin (47) ......................  President and Chief Operating Officer of
President                                      Asset Management of MSDW (since December
Two World Trade Center                         1998); President and Director (since April
New York, New York                             1997) and Chief Executive Officer (since June
                                               1998) of the Investment Manager and MSDW
                                               Services Company; Chairman, Chief Executive
                                               Officer and Director of the Distributor
                                               (since June 1998); Chairman and Chief
                                               Executive Officer (since June 1998) and
                                               Director (since January 1998) of MSDW Trust;
                                               Director of various MSDW subsidiaries;
                                               President of the Morgan Stanley Dean Witter
                                               Funds (since May 1999); Trustee of various
                                               Van Kampen investment companies (since
                                               December 1999); previously Chief Strategic
                                               Officer of the Investment Manager and MSDW
                                               Services Company and Executive Vice President
                                               of the Distributor (April 1997-June 1998),
                                               Vice President of the Morgan Stanley Dean
                                               Witter Funds (May 1997-April 1999), and
                                               Executive Vice President of Dean Witter,
                                               Discover & Co.

     NAME, AGE, POSITION WITH THE TRUST
                 AND ADDRESS                   PRINCIPAL OCCUPATIONS DURING LAST FIVE YEARS
---------------------------------------------  ---------------------------------------------
Barry Fink (45) .............................  General Counsel of Asset Management of MSDW
Vice President, Secretary and General Counsel  (since May 2000); Executive Vice President
Two World Trade Center                         (since December 1999) and Secretary and
New York, New York                             General Counsel (since February 1997) and
                                               Director (since July 1998) of the Investment
                                               Manager and MSDW Services Company; Vice
                                               President, Secretary and General Counsel of
                                               the Morgan Stanley Dean Witter Funds (since
                                               February 1997); Vice President and Secretary
                                               of the Distributor; previously, Senior Vice
                                               President (March 1997-December 1999), First
                                               Vice President; Assistant Secretary and
                                               Assistant General Counsel of the Investment
                                               Manager and MSDW Services Company.

Rajesh K. Gupta (40) ........................  Senior Vice President of MSDW Advisors,
Vice President                                 Director of the Taxable Fixed-Income Group
Two World Trade Center                         and Chief Administrative Officer of
New York, New York                             Investments of MSDW Advisors; Vice President
                                               of various Morgan Stanley Dean Witter Funds.

Sheila A. Finnerty (35) .....................  Senior Vice President of MSDW Advisors (since
Vice President                                 December 1999); previously Vice President
Two World Trade Center                         (May 1998-December 1999), Assistant Vice
New York, New York                             President (May 1995-May 1998) and Senior
                                               Research Analyst (May 1993-May 1995) with
                                               MSDW Advisors.

Peter Gewirtz (35) ..........................  Vice President of MSDW Advisors (since
Assistant Vice President                       December 1999); previously Assistant Vice
Two World Trade Center                         President (May 1998-December 1999) and Senior
New York, New York                             Research Analyst (October 1996-May 1998) with
                                               MSDW Advisors and prior thereto Assistant
                                               Vice President of Industrial Bank of Japan
                                               (February 1994-October 1996).

Thomas F. Caloia (54) .......................  First Vice President and Assistant Treasurer
Treasurer                                      of MSDW Advisors, MSDW Distributors and MSDW
Two World Trade Center                         Services; Treasurer of the Morgan Stanley
New York, New York                             Dean Witter Funds.


------------------------
* Denotes Trustees who are "interested persons" of the Trust, as defined in the 1940 Act.

    In addition, RONALD E. ROBISON, Executive Vice President, Chief Administrative Officer and Director of MSDW Advisors and MSDW Services,
ROBERT S. GIAMBRONE, Senior Vice President of MSDW Advisors, MSDW Services, MSDW Distributors and MSDW Trust and Director of MSDW Trust, and JOSEPH J. MCALINDEN, Executive Vice President and Chief Investment Officer of MSDW Advisors and Director of MSDW Trust, are Vice Presidents of the Fund.

    In addition, MARILYN K. CRANNEY, TODD LEBO, LOU ANNE D. MCINNIS, CARSTEN OTTO, AND RUTH ROSSI, First Vice Presidents and Assistant General Counsels of MSDW Advisors and MSDW Services, and NATASHA KASSIAN, Assistant Vice President and Assistant General Counsel of MSDW Advisors, are Assistant Secretaries of the Fund.

THE BOARD OF TRUSTEES, THE INDEPENDENT TRUSTEES, AND THE COMMITTEES


    The Board of Trustees consists of nine (9) trustees. These same individuals also serve as directors or trustees for all of the Morgan Stanley Dean Witter Funds, and are referred to in this section as Trustees. As of the date of this Statement of Additional Information, there are a total of 97 Morgan Stanley Dean Witter Funds, comprised of 129 portfolios. As of November 30, 2000, the Morgan Stanley Dean Witter Funds had total net assets of approximately $150 billion and more than six million shareholders.



    Six Trustees (67% of the total number) have no affiliation or business connection with MSDW Advisors or any of its affiliated persons and do not own any stock or other securities issued by MSDW Advisors' parent company, MSDW. These are the "disinterested" or "independent" Trustees.



    Law and regulation establish both general guidelines and specific duties for the independent directors/trustees. The Morgan Stanley Dean Witter Funds seek as independent directors/trustees individuals of distinction and experience in business and finance, government service or academia; these are people whose advice and counsel are in demand by others and for whom there is often competition. To accept a position on the funds' boards, such individuals may reject other attractive assignments because the funds make substantial demands on their time.



    All of the Independent Trustees serve as members of the Audit Committee. In addition, three of the Trustees, including two Independent Trustees, serve as members of the Derivatives Committee and the Insurance Committee. During the calendar year ended December 31, 1999, the Audit Committee, the Derivatives Committee, the Insurance Committee and the independent directors/trustees held a combined total of seventeen meetings.



    The independent directors/trustees are charged with recommending to the full board approval of management, advisory and administration contracts, Rule 12b-1 plans and distribution and underwriting agreements; continually reviewing Fund performance; checking on the pricing of portfolio securities, brokerage commissions, transfer agent costs and performance, and trading among Funds in the same complex; and approving fidelity bond and related insurance coverage and allocations, as well as other matters that arise from time to time. The independent directors/trustees are required to select and nominate individuals to fill any independent directors/trustees vacancy on the board of any fund that has a Rule 12b-1 plan of distribution. Most of the Morgan Stanley Dean Witter Funds have such a plan.



    The Audit Committee is charged with recommending to the full Board the engagement or discharge of the Trust's independent auditors; directing investigations into matters within the scope of the independent auditors' duties, including the power to retain outside specialists; reviewing with the independent auditors the audit plan and results of the auditing engagement; approving professional services provided by the independent auditors and other accounting firms prior to the performance of such services; reviewing the independence of the independent auditors; considering the range of audit and non-audit fees; and reviewing the adequacy of the Trust's system of internal controls.



    The board of each fund has formed a Derivatives Committee to approve parameters for and monitor the activities of the Trust with respect to derivative investments, if any, made by the Trust.



    Finally, the board of each fund has formed an Insurance Committee to review and monitor the insurance coverage maintained by the Fund.

ADVANTAGES OF HAVING SAME INDIVIDUALS AS INDEPENDENT DIRECTORS/TRUSTEES FOR ALL MORGAN STANLEY DEAN WITTER FUNDS



    The independent directors/trustees and the funds' management believe that having the same independent directors/trustees for each of the Morgan Stanley Dean Witter Funds avoids the duplication of effort that would arise from having different groups of individuals serving as independent directors/ trustees for each of the funds or even of sub-groups of funds. They believe that having the same individuals serve as independent directors/trustees of all the funds tends to increase their knowledge and expertise regarding matters which affect the Fund complex generally and enhances their ability to negotiate on behalf of each fund with the Fund's service providers. This arrangement also precludes the possibility of separate groups of independent directors/trustees arriving at conflicting decisions regarding operations and management of the Funds and avoids the cost and confusion that would likely ensue. Finally, having the same independent directors/trustees serve on all fund boards enhances the ability of each fund to obtain, at modest cost to each separate fund, the services of independent directors/ trustees of the caliber, experience and business acumen of the individuals who serve as independent directors/trustees of the Morgan Stanley Dean Witter Funds.



TRUSTEE AND OFFICER INDEMNIFICATION.


    The Fund's Declaration of Trust provides that no Trustee, officer, employee or agent of the Fund is liable to the Fund or to a shareholder, nor is any Trustee, officer, employee or agent liable to any third persons in connection with the affairs of the Fund, except as such liability may arise from his/her or its own bad faith, willful misfeasance, gross negligence or reckless disregard of his/her or its duties. It also provides that all third persons shall look solely to the Fund property for satisfaction of claims arising in connection with the affairs of the Fund. With the exceptions stated, the Declaration of Trust provides that a Trustee, officer, employee or agent is entitled to be indemnified against all liability in connection with the affairs of the Fund.

COMPENSATION OF INDEPENDENT TRUSTEES

    The Trust pays each Independent Trustee an annual fee of $800 plus a per meeting fee of $50 for meetings of the Board of Trustees, the Independent Trustees or Committees of the Board of Trustees attended by the Trustee (the Fund pays the Chairman of the Audit Committee an additional annual fee of $750, and the Chairmen of the Derivatives and Insurance Committees additional annual fees of $500). If a Board meeting and a meeting of the Independent Trustees or a Committee meeting, or a meeting of the Independent Trustees and/or more than one Committee meeting, take place on a single day, the Trustees are paid a single meeting fee by the Trust. The Trust also reimburses such Trustees for travel and other out-of-pocket expenses incurred by them in connection with attending such meetings. Trustees and officers of the Trust who are or have been employed by the Investment Manager or an affiliated company receive no compensation or expense reimbursement from the Trust for their services as Trustee.


    The following table illustrates the compensation paid to the Trust's Independent Trustees by the Fund for the fiscal year ended September 30, 2000.


                               TRUST COMPENSATION


                                                               AGGREGATE
                                                             COMPENSATION
NAME OF INDEPENDENT TRUSTEE                                  FROM THE FUND
---------------------------                                  -------------
Michael Bozic...............................................   $1,500
Edwin J. Garn...............................................    1,550
Wayne E. Hedien.............................................    1,550
Dr. Manuel H. Johnson.......................................    2,300
Michael E. Nugent...........................................    2,050
John L. Schroeder...........................................    2,000

    The following table illustrates the compensation paid to the Trust's Independent Trustees for the calendar year ended December 31, 1999 for services to the 93 Morgan Stanley Dean Witter Funds that were in operation at December 31, 1999.


            CASH COMPENSATION FROM MORGAN STANLEY DEAN WITTER FUNDS


                                                                 TOTAL CASH
                                                              COMPENSATION FOR
                                                               SERVICES TO 93
                                                               MORGAN STANLEY
                                                                DEAN WITTER
NAME OF INDEPENDENT TRUSTEE                                        FUNDS
---------------------------                                   ----------------
Michael Bozic...............................................      $134,600
Edwin J. Garn...............................................       138,700
Wayne E. Hedien.............................................       138,700
Dr. Manuel H. Johnson.......................................       208,638
Michael E. Nugent...........................................       193,324
John L. Schroeder...........................................       193,324



    As of the date of this PROSPECTUS, 55 of the Morgan Stanley Dean Witter Funds, including the Trust, have adopted a retirement program under which an independent director/trustee who retires after serving for at least five years (or such lesser period as may be determined by the Board) as an independent director/trustee of any Morgan Stanley Dean Witter Fund that has adopted the retirement program (each such Fund referred to as an "Adopting Fund" and each such Trustee referred to as an "Eligible Trustee") is entitled to retirement payments upon reaching the eligible retirement age (normally, after attaining age 72). Annual payments are based upon length of service. Currently, upon retirement, each Eligible Trustee is entitled to receive from the Adopting Fund, commencing as of his or her retirement date and continuing for the remainder of his or her life, an annual retirement benefit (the "Regular Benefit") equal to 30.22% of his or her Eligible Compensation plus 0.5036667% of such Eligible Compensation for each full month of service as an Independent Director or Trustee of any Adopting Fund in excess of five years up to a maximum of 60.44% after ten years of service. The foregoing percentages may be changed by the Board.(1) "Eligible Compensation" is one-fifth of the total compensation earned by such Eligible Trustee for service to the Adopting Fund in the five year period prior to the date of the Eligible Trustee's retirement. Benefits under the retirement program are accrued as expenses on the books of the Adopting Funds. Such benefits are not secured or funded by the Adopting Funds.



    The following table illustrates the retirement benefits accrued to the Trust's Independent Trustees by the Fund for the fiscal year ended
September 30, 2000 and by the 55 Morgan Stanley Dean Witter Funds (including the
Fund) for the year ended December 31, 1999, and the estimated retirement benefits for the Fund's Independent Trustees, to commence upon their retirement, from the Trust as of September 30, 2000 and from the 55 Morgan Stanley Dean Witter Funds as of December 31, 1999.

------------------------

(1) An Eligible Trustee may elect alternative payments of his or her retirement benefits based upon the combined life expectancy of the Eligible Trustee and his or her spouse on the date of such Eligible Trustee's retirement. In addition, the Eligible Trustee may elect that the surviving spouse's periodic payment of benefits will be equal to a lower percentage of the periodic amount when both spouses were alive. The amount estimated to be payable under this method, through the remainder of the later of the lives of the Eligible Trustee and spouse, will be the actuarial equivalent of the Regular Benefit.

  RETIREMENT BENEFITS FROM THE TRUST AND ALL MORGAN STANLEY DEAN WITTER FUNDS


                                  FOR ALL ADOPTING FUNDS
                               -----------------------------   RETIREMENT BENEFITS    ESTIMATED ANNUAL
                                 ESTIMATED                         ACCRUED AS             BENEFITS
                                 CREDITED                           EXPENSES         UPON RETIREMENT(2)
                                   YEARS         ESTIMATED     -------------------   -------------------
                               OF SERVICE AT   PERCENTAGE OF               BY ALL      FROM     FROM ALL
                                RETIREMENT       ELIGIBLE       BY THE    ADOPTING     THE      ADOPTING
NAME OF INDEPENDENT TRUSTEE    (MAXIMUM 10)    COMPENSATION     TRUST      FUNDS      TRUST      FUNDS
---------------------------    -------------   -------------   --------   --------   --------   --------
Michael Bozic................        10           60.44%        $  359    $20,933     $  907    $50,588
Edwin J. Garn................        10           60.44            505     31,737        909     50,675
Wayne E. Hedien..............         9           51.37            682     39,566        771     43,000
Dr. Manuel H. Johnson........        10           60.44            336     13,129      1,360     75,520
Michael E. Nugent............        10           60.44            559     23,175      1,209     67,209
John L. Schroeder............         8           50.37          1,060     41,558        960     52,994


------------------------


(2) Based on current levels of compensation. Amount of annual benefits also varies depending on the Trustee's elections described in Footnote (1) on page 16.



CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

--------------------------------------------------------------------------------


    No persons owned 5% or more of the Shares of the Fund as of December 8, 2000.


    As of the date of this PROSPECTUS, the aggregate number of shares of beneficial interest of the Trust owned by the Trust's officers and Trustees as a group was less than 1 percent of the Trust's shares of beneficial interest outstanding.


PORTFOLIO TRANSACTIONS

--------------------------------------------------------------------------------

    Subject to the general supervision of the Board of Trustees, the Investment Advisor is responsible for decisions to buy and sell interests in Senior Loans and other securities and effect hedging transactions for the Trust, the selection of brokers and dealers to effect the transactions, and the negotiation of brokerage commissions, if any. With respect to interests in Senior Loans, the Trust generally will engage in privately negotiated transactions for their purchase or sale in which the Investment Advisor will negotiate on behalf of the Trust. The Trust may be required to pay fees, or forgo a portion of interest and any fees payable to the Trust, to the Selling Participant or the entity selling an Assignment to the Trust. The Investment Advisor will determine the Lenders and Selling Participants from whom the Trust will purchase Assignments and Participations by considering their professional ability, level of service, relationship with the Borrower, financial condition, credit standards and quality of management. The secondary market for interests in Senior Loans is relatively illiquid. Although the Trust intends generally to hold interests in Senior Loans until maturity or prepayment of the Senior Loan, such illiquidity may restrict the ability of the Investment Advisor to locate in a timely manner persons willing to purchase the Trust's interests in Senior Loans at a fair price should the Trust desire to sell such interests. See "Investment Objective and Policies."


    With respect to portfolio securities other than Senior Loans, the Trust expects that the primary market for the securities in which it intends to invest will generally be the over-the-counter market. Such securities are generally traded in the over-the-counter market on a "net" basis with dealers acting as principal for their own accounts without charging a stated commission, although the price of the security usually includes a profit to the dealer. The Trust also expects that securities will be purchased at times in underwritten offerings, where the price includes a fixed amount of compensation, generally referred to as the underwriter's concession or discount. On occasion, the Trust may also purchase certain money market instruments directly from an issuer, in which case no commissions or discounts are paid. During the fiscal years ended September 30, 1998, 1999 and 2000 the Trust did not pay any brokerage commissions.


    The policy of the Trust regarding purchases and sales of Senior Loans and securities and futures contracts for its portfolio is that primary consideration will be given to obtaining the most favorable prices and efficient execution of transactions. In seeking to implement the Trust's policies, the Investment Advisor will effect transactions with those banks, brokers and dealers which the Investment Advisor believes provide the most favorable prices and who are capable of providing efficient executions. If the Investment Advisor believes such price and execution are obtainable from more than one bank, broker or dealer, it may give consideration to placing portfolio transactions with those banks, brokers and dealers who also furnish research and other services to the Trust or the Investment Advisor. Such services may include, but are not limited to, any one or more of the following: information as to the availability of securities for purchase or sale; statistical or factual information or opinions pertaining to investment; wire services; and appraisals or evaluations of portfolio securities.

    The information and services received by the Investment Advisor from banks, brokers and dealers may be of benefit to the Investment Advisor and its affiliates in the management of other accounts and may not in all cases benefit the Trust directly. While the receipt of such information and services is useful in varying degrees and would generally reduce the amount of research or services otherwise performed by the Investment Advisor and thus reduce its expenses, it is of indeterminable value and the advisory fee paid to the Investment Advisor is not reduced by any amount that may be attributable to the value of such services.

    Consistent with the policy described above, brokerage transactions in securities listed on exchanges or admitted to unlisted trading privileges may be effected through DWR, Morgan Stanley & Co. Incorporated ("MS & Co.") and other affiliated brokers and dealers. In order for an affiliated broker or dealer to effect any portfolio transactions for the Fund, the commissions, fees or other remuneration received by the affiliated broker or dealer must be reasonable and fair compared to the commissions, fees or other remuneration paid to other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time. This standard would allow the affiliated broker or dealer to receive no more than the remuneration which would be expected to be received by an unaffiliated broker in a commensurate arm's-length transaction. Furthermore, the Board of Trustees of the Fund, including a majority of the Trustees who are not "interested" persons of the Fund, as defined in the Act, have adopted procedures which are reasonably designed to provide that any commissions, fees or other remuneration paid to an affiliated broker or dealer are consistent with the foregoing standard.

DETERMINATION OF NET ASSET VALUE
--------------------------------------------------------------------------------


    The net asset value per share of the Trust's Shares is determined by calculating the total value of the Trust's assets, deducting its total liabilities, and dividing the result by the number of Shares outstanding. The net asset value will be computed as of 4:00 p.m. Eastern time on each business day on which the New York Stock Exchange is open for trading (or, on days when the New York Stock Exchange closes prior to 4:00 p.m., at such earlier time). The Trust reserves the right to calculate the net asset value more frequently if deemed desirable.



    Senior Loans that meet certain pricing criteria are valued based on quotations received from an independent pricing service. Senior Loans that do not meet these pricing parameters generally are valued based on prices received from an independent pricing service that are calculated pursuant to a derived pricing methodology. The derived pricing methodology calculates a price for a Senior Loan by incorporating certain market information, including a Senior Loan's credit rating and interest rate, and comparing such information to Senior Loans in similar industries for which market information is available. All other Senior Loans are valued at their fair value in accordance with procedures established in good faith by the Board of Trustees of the Trust.


DIVIDENDS AND DISTRIBUTIONS
--------------------------------------------------------------------------------

    It is the Trust's present policy, which may be changed by the Board of Trustees, to declare daily and pay monthly dividends to shareholders from net investment income of the Trust. Distributions to holders of Shares cannot be assured, and the amount of each monthly distribution is expected to vary. The Trust intends to distribute all of the Trust's net investment income on an annual basis. Net investment income of the Trust consists of all interest income and fee and other ordinary income earned by the Trust on its portfolio assets, less all expenses of the Trust. The Trust will distribute its capital gains (after offset for any available loss carryovers), if any, at least once per year, but it may make such distributions on a more frequent basis to comply with the distribution requirements of the Tax Reform Act of 1986, as amended, but in all events in a manner consistent with the 1940 Act.

    All dividends and capital gains distributions are reinvested automatically in full and fractional Shares at the net asset value per Share determined on the payable date of such dividend or distribution. A shareholder may, at any time, by written notification to the Transfer Agent, elect to have subsequent dividends or capital gains distributions, or both, paid in cash rather than reinvested, in which event payment will be mailed on or about the payment date.

TAXATION
--------------------------------------------------------------------------------


    Because the Trust intends to distribute all of its net investment income and capital gains to shareholders and intends to otherwise comply with all the provisions of Subchapter M of the Internal Revenue Code of 1986 (the "Code"), it is not expected that the Trust will be required to pay any federal income tax on such income and capital gains. If, however, any such capital gains are retained, the Trust will pay federal income tax (and possibly an excise tax) thereon. In such a case, the Trust may make an election pursuant to which shareholders would have to include such retained gains in their income but would be able to claim their share of the tax paid by the Trust as a credit against their individual federal income tax.



    Shareholders will normally have to pay federal income taxes, and any state and/or local income taxes, on the dividends and distributions they receive from the Trust. Such dividends and other distributions derived from net investment income or short-term capital gains are taxable to the shareholders as ordinary income regardless of whether the shareholder receives such distributions in additional Shares or in cash. It is not expected that any portion of such dividends and distributions will be eligible for the corporate dividends received deduction.



    Distributions of long-term capital gains, if any, are taxable to the shareholders as long-term capital gains regardless of how long a shareholder has held the Trust's shares and regardless of whether the distribution is received in additional Shares or in cash. The maximum tax rate on long-term capital gains realized by non-corporate Shareholders is 20%. A special lower tax rate of 18% on long-term capital gains is available to non-corporate shareholders to the extent the distributions of long-term capital gains are derived from securities which the Trust purchased after December 31, 2000, and held for more than five years. Capital gains distributions are not eligible for the dividends-received deduction.



    A holder of Shares who either sells his or her Shares or, pursuant to a tender offer, tenders all Shares owned by such shareholder and any Shares considered owned by such shareholder under attribution rules contained in the Code will realize a taxable gain or loss depending upon such shareholder's basis in the Shares. Such gain or loss will generally be treated as capital gain or loss and will be long-term capital gain or loss if the Shares are held for more than one year. Under current law, the maximum tax rate on long-term capital gains realized by non-corporate shareholders is 20%. A special lower tax rate of

18% on long-term capital gains is available for non-corporate shareholders who purchased Shares after December 31, 2000, and held such Shares for more than five years. This special lower tax rate of 18% for five-year property does not apply to non-corporate shareholders holding Shares which were purchased on or prior to December 31, 2000, unless such shareholders make an election to treat the Shares as being sold and re-acquired on January 1, 2000. A shareholder making such election may realize capital gains or losses. However, any loss on a sale of Shares held for six months or less will be treated as long-term capital loss to the extent of any net long-term capital gain distribution with respect to such Shares during the six-month period.



    If a tendering holder of Shares tenders less than all Shares owned by or attributed to such shareholder, and if the distribution to such shareholder does not otherwise qualify as a payment in exchange for stock, the proceeds received will be treated as a taxable dividend, return of capital or capital gain depending on the Trust's earnings and profits and the shareholder's basis in the tendered Shares. Also, if some tendering holders of Shares receive taxable dividends, there is a risk that non-tendering holders of Shares may be deemed to have received a distribution which may be a taxable dividend in whole or in part.



    The Code requires each regulated investment company to pay a nondeductible 4% excise tax to the extent the company does not distribute, during each calendar year, 98% of its ordinary income, determined on a calendar year basis, and 98% of its capital gains, determined, in general, on an October 31 year end basis, plus certain undistributed amounts from previous years. The Trust anticipates that it will make sufficient timely distributions to avoid imposition of the excise tax. If the Trust pays a dividend in January which was declared in the previous calendar quarter to shareholders of record on a date in such calendar quarter, then such dividend or distribution will be treated for tax purposes as being paid in as if received by the shareholders on December 31.


    Any dividend or capital gains distribution received by a shareholder from an investment company will have the effect of reducing the net asset value of the shareholder's stock in that company by the exact amount of the dividend or capital gains distribution. Furthermore, capital gains distributions and dividends are subject to federal income taxes. If the net asset value of the shares should be reduced below a shareholder's cost as a result of the distribution of realized long-term capital gains, such distribution would be in part a return of the shareholder's investment to the extent of such reduction below the shareholder's cost, but nonetheless would be taxable to the shareholder. Therefore, an investor should consider the tax implications of purchasing Shares immediately prior to a distribution record date.


    Special tax rules may change the normal treatment of gains and losses recognized by the Trust when the Trust invests options, futures transactions, and interest rate swaps. Those special tax rules can, among other things, affect the treatment of capital gain or loss as long-term or short-term and may result in ordinary income or loss rather than capital gain or loss. The application of these special rules would therefore also affect the character of distributions made by the Trust.



    After the end of each calendar year, shareholders will receive information on their dividends and capital gains distributions for tax purposes. Shareholders who receive distributions of Shares which are automatically reinvested will generally be viewed as receiving a cash distribution equal to the fair market value of such Shares.



    To avoid being subject to a 31% federal backup withholding tax on taxable dividends, capital gains distributions and the proceeds of redemptions and repurchases, shareholders' social security or taxpayer identification numbers must be furnished and certified as to their accuracy. Any withheld amount would be sent to the IRS as an advance tax payment.


    Ordinary income dividends and distributions paid by the Trust to shareholders who are non-resident aliens will be subject to a 30% United States withholding tax under existing provisions of the Code applicable to foreign individuals and entities unless a reduced rate of withholding or a withholding exemption is provided under applicable treaty law. Non-resident shareholders are urged to consult their own tax advisors concerning the applicability of the United States withholding tax.

    The above discussion is only a brief summary of some of the significant tax consequences of investing in the Trust. Shareholders should consult their tax advisors regarding specific questions as to state or local taxes and as to the applicability of the foregoing to their current federal tax situation.

DESCRIPTION OF SHARES
--------------------------------------------------------------------------------

GENERAL

    The Trust's Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest, of $.01 par value ("Shares"). Share certificates will be issued to the holder of record of Shares upon request. Currently, Shares will be required to be held of record by the investor. The investor's broker may not be reflected as the record holder; however, arrangements for Shares to be held in "street name" may be implemented in the future.

    Shareholders are entitled to one vote for each Share held and to vote on matters submitted to meetings of shareholders. No material amendment may be made to the Trust's Declaration of Trust without the affirmative vote of at least a majority of its Shares represented in person or by proxy at a meeting at which a quorum is present or by written consent without a meeting. Under certain circumstances the Trustees may be removed by action of the Trustees. The shareholders also have the right under certain circumstances to remove the Trustees. Shares have no preemptive or conversion rights and when issued are fully paid and non-assessable.

    The Trust's Declaration of Trust permits the Trustees to divide or combine the Shares into a greater or lesser number of Shares without thereby changing the proportionate beneficial interests in the Trust. Each Share represents an equal proportionate interest in the Trust with each other Share.

    The Trust may be terminated (i) by the affirmative vote of the holders of 66% of its outstanding Shares or (ii) by an instrument signed by a majority of the Trustees and consented to by the holders of two-thirds of the Trust's outstanding Shares. Upon termination of the Trust, the Trustees will wind up the affairs of the Trust, the Trust's business will be liquidated and the Trust's net assets will be distributed to the Trust's shareholders on a pro rata basis. If not so terminated, the Trust will continue indefinitely.

    The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders of such a trust may, under certain circumstances, be held personally liable as partners for its obligations. However, the Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Trust, requires that Trust documents include such disclaimer, and provides for indemnification and reimbursement of expenses out of the Trust's property for any shareholder held personally liable for the obligations of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations. Given the nature of the Trust's assets and operations, the possibility of the Trust being unable to meet its obligations is remote. Given the above limitations on shareholders' personal liability and the Trust's ability to meet its indemnification obligations, in the opinion of Massachusetts counsel to the Trust, the risk to Trust shareholders of personal liability is remote.

    The Declaration of Trust further provides that obligations of the Trust are not binding upon the Trustees individually but only upon the property of the Trust. Accordingly, the Trustees will not be liable for errors of judgment or mistakes of fact or law, but nothing in the Declaration of Trust protects a Trustee against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

ANTI-TAKEOVER PROVISIONS

    The Trust presently has certain anti-takeover provisions in its Declaration of Trust which could have the effect of limiting the ability of other entities or persons to acquire control of the Trust, to cause it to engage in certain transactions or to modify its structure. A Trustee may be removed from office by a written instrument signed by at least two-thirds of the remaining trustees or by a vote of the holders of at least 66% of the Shares. In addition, the affirmative vote or consent of the holders of 66% of the Shares of the Trust (a greater vote than that required by the 1940 Act and greater than the required vote applicable to business corporations under state law) is required to authorize the conversion of the Trust from a closed-end to an open-end investment company, or generally to authorize any of the following transactions:

         (i) merger or consolidation of the Trust with or into any other corporation, association, trust or other organization;

        (ii) issuance of any securities of the Trust to any person or entity for cash;

        (iii) sale, lease or exchange of all or any substantial part of the assets of the Trust, to any entity or person (except assets having an aggregate fair market value of less than $1,000,000, aggregating similar transactions over a twelve-month period); or

        (iv) sale, lease or exchange to the Trust, in exchange for securities of the Trust, of any assets of any entity or person (except assets having an aggregate fair market value of less than $1,000,000, aggregating similar transactions over a twelve-month period)

if such corporation, person or entity is directly, or indirectly through affiliates, the beneficial owner of 5% or more of the outstanding shares of the Trust. However, such 66% vote or consent will not be required with respect to the foregoing transactions where the Board of Trustees under certain conditions approves the transaction, in which case, with respect to (i) and (iii) above, a majority shareholder vote or consent will be required, and, with respect to (ii) and (iv) above, a shareholder vote or consent would be required. Furthermore, any amendment to the provisions in the Declaration of Trust requiring a 66% shareholder vote or consent for the foregoing transactions similarly requires a 66% shareholder vote or consent.


    The foregoing provisions will make more difficult a change in the Trust's management, or consummation of the foregoing transactions without the Trustee's approval, and would, in the event a secondary market were to develop in the Shares, have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Trust in a tender offer or similar transaction. However, the Board of Trustees has considered these anti-takeover provisions and believes that they are in the shareholders' best interests and benefit shareholders by providing the advantage of potentially requiring persons seeking control of the Trust to negotiate with its management regarding the price to be paid and facilitating the continuity of the Trust's management. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.



PERFORMANCE INFORMATION

--------------------------------------------------------------------------------


    From time to time, the Fund may quote its "yield" and/or "total return" in advertisements and sales literature. Yield is calculated for any 30-day period as follows: the amount of interest income for each security in the Fund's portfolio is determined in accordance with regulatory requirements; the total for the entire portfolio constitutes the Fund's gross income for the period. Expenses accrued during the period are subtracted to arrive at "net investment income." The resulting amount is divided by the product of the maximum offering price per share on the last day of the period multiplied by the average number of shares outstanding during the period that were entitled to dividends. This amount is added to

1 and raised to the sixth power. 1 is then subtracted from the result and the difference is multiplied by 2 to arrive at the annualized yield. Based on this calculation, the Fund's annualized yield for the 30-day period ended
September 30, 2000 with a waiver of fees was 8.49%



    The Fund's "average annual total return" represents an annualization of the Fund's total return over a particular period and is computed by finding the annual percentage rate which will result in the ending redeemable value of a hypothethical $1,000 investment made at the beginning of a one, five or ten year period, or for the period from the date of commencement of operations, if shorter than any of the foregoing. For the purpose of this calculation, it is assumed that all dividends and distributions are reinvested. The formula for computing the average annual total return involves a percentage obtained by dividing the ending redeemable value by the amount of the initial investment, taking a root of the quotient (where the root is equivalent to the number of years in the period) and subtracting 1 from the result. The average annual total returns for the one year, five year and life of the Fund (commencing Novembr 30, 1989) for the periods ended September 30, 2000 were 3.92%, 7.15% and 7.15%, respectively.



    In addition, the Fund may advertise its total return over different periods of time by means of aggregate, average, year-by-year or other types of total return figures.



    In addition, the Fund may compute its aggregate total return for specified periods by determining the aggregate percentage rate which will result in the ending value of a hypothetical $1,000 investment made at the beginning of the period. For the purpose of this calculation, it is assumed that all dividends and distributions are reinvested. The formula for computing aggregate total return involves a percentage obtained by dividing the ending value by the initial $1,000 investment and subtracting 1 from the result. Based on this calculation, the total returns for the one year, five year and life of the Fund periods ended September 30, 2000, were 6.87%, 41.27% and 99.41%, respectively.



    The Fund may also advertise the growth of hypothetical investments of $10,000, $50,000 and $100,000 of shares of the Fund by adding 1 to the Fund's aggregate total return to date (expressed as a decimal and multiplying by $10,000, $50,000 and $100,000 as the case may be. Investments of $10,000,
$50,000 and $100,000 in the Fund at inception would have grown to $21,449, $107,245 and $214,490, respectively, at September 30, 2000.


    On occasion, the Trust may compare its yield to (i) the Prime Rate, quoted daily in THE WALL STREET JOURNAL as the base rate on corporate loans at large U.S. money center commercial banks, (ii) one or more averages compiled by DONOGHUE'S MONEY FUND REPORT, a widely recognized independent publication that monitors the performance of money market mutual funds, (iii) the average yield reported by the BANK RATE MONITOR NATIONAL INDEX for money market deposit accounts offered by the 100 leading banks and thrift institutions in the ten largest standard metropolitan statistical areas, (iv) yield data published by Lipper Analytical Services, Inc., or (v) the yield on an investment in 90-day Treasury bills on a rolling basis, assuming quarterly compounding. In addition, the Trust may compare the Prime Rate, the DONOGHUE'S averages and the other yield data described above to each other. As with yield quotations, yield comparisons should not be considered representative of the Trust's yield or relative performance for any future period.

CUSTODIAN, DIVIDEND DISBURSING AND TRANSFER AGENT
--------------------------------------------------------------------------------

    The Bank of New York, 100 Church Street, New York, New York 10007, is the Trust's custodian and has custody of all securities and cash of the Trust. The custodian, among other things, attends to the collection of principal and income and payment for collection of proceeds of securities bought and sold by the Trust. Any of the Trust's cash balances with the Custodian in excess of $100,000 are unprotected by federal deposit insurance. Such balances may, at times, be substantial.

    Morgan Stanley Dean Witter Trust FSB, Harborside Financial Center, Plaza Two, Jersey City, New Jersey 07311, an affiliate of Morgan Stanley Dean Witter Advisors Inc., the Trust's Investment Advisor,

Morgan Stanley Dean Witter Services Company Inc., the Trust's Administrator and Morgan Stanley Dean Witter Distributors Inc., the Trust's Distributor, is the dividend disbursing and transfer agent of the Trust. Morgan Stanley Dean Witter Trust FSB charges the Trust an annual per shareholder account fee and is reimbursed for its out-of-pocket expenses.

REPORTS TO SHAREHOLDERS
--------------------------------------------------------------------------------

    The Trust will send to shareholders semi-annual reports showing the Trust's portfolio and other information. An annual report, containing financial statements audited by independent accountants, together with their report thereon, will be sent to shareholders each year.

LEGAL COUNSEL
--------------------------------------------------------------------------------

    Barry Fink, Esq., who is an officer and the General Counsel of the Investment Advisor, is an officer and the General Counsel of the Trust.

EXPERTS
--------------------------------------------------------------------------------


    The September 30, 2000 financial statements of the Trust, included herein, have been so included in reliance upon the report of Deloitte & Touche LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.


ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

CODE OF ETHICS

    Directors, officers and employees of MSDW Advisors, MSDW Services and MSDW Distributors are subject to a strict Code of Ethics adopted by those companies. The Code of Ethics is intended to ensure that the interests of shareholders and other clients are placed ahead of any personal interest, that no undue personal benefit is obtained from a person's employment activities and that actual and potential conflicts of interest are avoided. To achieve these goals and comply with regulatory requirements, the Code of Ethics requires, among other things, that personal securities transactions by employees of the companies be subject to an advance clearance process to monitor that no Morgan Stanley Dean Witter Fund is engaged at the same time in a purchase or sale of the same security. The Code of Ethics bans the purchase of securities in an initial public offering, and also prohibits engaging in futures and options transactions and profiting on short-term trading (that is, a purchase within sixty days of a sale or a sales within sixty days of a purchase) of a security. In addition, investment personnel may not purchase or sell a security for their personal account within thirty days before or after any transaction in any Morgan Stanley Dean Witter Fund managed by them. Any violations of the Code of Ethics are subject to sanctions, including reprimand, demotion or suspension or termination of employment. The Code of Ethics comports with regulatory requirements and the recommendations in the 1994 report by the Investment Company Institute Advisory Group on Personal Investing.

SHAREHOLDER INQUIRIES

    All inquiries regarding the Trust should be directed to the Trust at the telephone number or address set forth on the front cover of this Prospectus.

    This Prospectus does not contain all of the information set forth in the Registration Statement that the Trust has filed with the SEC. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by the Rules and Regulations of the SEC.

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
PORTFOLIO OF INVESTMENTS SEPTEMBER 30, 2000

PRINCIPAL
AMOUNT IN                                                                            COUPON     MATURITY
THOUSANDS                                                                             RATE        DATE        VALUE
------------------------------------------------------------------------------------------------------------------------
           SENIOR COLLATERALIZED TERM LOANS (a) (85.9%)
           AEROSPACE & DEFENSE (1.2%)
 $14,662   Avborne, Inc. (b).....................................................  10.44-10.50% 06/30/05  $   14,660,457
   6,895   Decrane Aircraft Holdings,
             Inc. (b)............................................................     10.12     09/30/05       6,894,583
  12,973   The Fairchild Corporation (b).........................................  9.62-12.62   04/30/06      12,980,496
                                                                                                          --------------
                                                                                                              34,535,536
                                                                                                          --------------
           AIR FREIGHT/COURIERS (1.1%)
   8,417   Erickson Air-Crane Co.,
             L.L.C. (b)..........................................................     10.16     12/31/04       8,413,286
   2,417   Evergreen International Aviation, Inc. (b)............................   9.89-9.91   05/31/02       2,415,764
   6,102   Evergreen International Aviation, Inc. (b)............................     9.91      05/07/03       6,099,169
   6,888   Evergreen International Aviation, Inc. (b)............................     9.88      05/02/04       6,887,477
   7,671   First Security Bank, National Association as Owner
             Trustee (b).........................................................     9.99      05/07/03       7,670,958
                                                                                                          --------------
                                                                                                              31,486,654
                                                                                                          --------------
           APPAREL/FOOTWEAR (1.9%)
  14,311   American Marketing Industries, Inc. (b)...............................  10.44-10.50  11/29/02      14,308,935
   3,860   American Marketing Industries, Inc. (b)...............................  10.44-10.50  11/30/03       3,859,444
   2,681   American Marketing Industries, Inc. (b)...............................  10.44-10.50  11/30/04       2,680,706
   4,144   American Marketing Industries, Inc. (b)...............................  10.44-10.50  11/30/05       4,142,999
   6,427   Arena Brands, Inc. (b)................................................  10.01-10.51  06/01/02       6,424,735
   1,418   Arena Brands, Inc. (Revolver) (b).....................................  9.87-11.75   06/01/02       1,418,633
  16,094   St. John Knits International,
             Inc. (b)............................................................     9.63      07/31/07      16,088,125
   5,859   The William Carter Co.................................................   8.69-8.94   10/30/03       5,856,539
                                                                                                          --------------
                                                                                                              54,780,116
                                                                                                          --------------
           AUTO PARTS - O.E.M. (2.2%)
   9,600   Accuride Corp. (b)....................................................     8.25      01/21/06       9,360,000
   7,275   Accuride Corp. (b)....................................................   8.94-9.00   01/21/07       7,274,957
   9,975   Amcan Consolidated Technologies Corp. (b).............................     10.69     03/28/07       9,879,739
   6,266   J.L. French Automotive Castings, Inc..................................     9.47      10/21/06       6,138,667
   6,982   Polypore Inc. (b).....................................................     10.13     12/31/06       6,982,430
   2,638   Special Devices, Inc. (b).............................................     10.19     12/15/05       2,637,015

                       SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
PORTFOLIO OF INVESTMENTS SEPTEMBER 30, 2000, CONTINUED

PRINCIPAL
AMOUNT IN                                                                            COUPON     MATURITY
THOUSANDS                                                                             RATE       DATE         VALUE
------------------------------------------------------------------------------------------------------------------------
 $ 7,860   Stoneridge, Inc.......................................................     10.16%    12/31/05  $    7,860,885
   2,345   Tenneco, Inc. (b).....................................................     9.97      11/04/07       2,345,074
   2,345   Tenneco, Inc. (b).....................................................     10.22     05/04/08       2,345,051
   9,950   Transportation Technologies Industries, Inc. (b)......................     10.41     03/31/07       9,946,465
                                                                                                          --------------
                                                                                                              64,770,283
                                                                                                          --------------
           AUTOMOTIVE AFTERMARKET (0.1%)
   1,118   Safelite Glass Corp. (b)..............................................     11.14     09/30/07       1,118,128
   1,118   Safelite Glass Corp. (b)..............................................     11.64     09/30/07       1,118,128
                                                                                                          --------------
                                                                                                               2,236,256
                                                                                                          --------------
           BEVERAGES - NON-ALCOHOLIC (0.3%)
   9,405   The American Bottling Co..............................................     9.63      10/07/07       9,406,317
                                                                                                          --------------
           BROADCAST/MEDIA (2.6%)
  20,000   Benedek Broadcasting Corp. (b)........................................   9.89-9.96   11/20/07      19,997,446
   9,920   Black Entertainment Television, Inc...................................     8.38      06/30/06       9,800,166
   2,850   Cumulus Media, Inc. (b)...............................................     9.66      09/30/07       2,849,145
   1,900   Cumulus Media, Inc. (b)...............................................     9.66      02/28/08       1,899,430
   2,500   Entravision Communications Corp. (b)..................................     9.94      12/31/08       2,492,975
   5,000   Gray Communications Systems, Inc. (b).................................     9.88      12/31/05       4,999,950
   4,200   Nassau Broadcasting Partners I, LLC (b)...............................     10.39     12/04/07       4,199,202
  17,167   Sinclair Broadcast Group, Inc. (b)....................................     7.91      09/15/05      17,161,517
  10,000   Susquehanna Media Co..................................................     9.13      06/30/08      10,025,000
                                                                                                          --------------
                                                                                                              73,424,831
                                                                                                          --------------
           CABLE/SATELLITE TV (2.7%)
  15,000   Century Cable Holdings, LLC...........................................     9.66      12/31/09      14,995,350
  28,000   Charter Communications Operating, LLC.................................     9.24      03/18/08      27,963,880
  10,000   Charter Communications Operating, LLC.................................     9.24      09/18/08       9,993,800
   3,474   Classic Cable, Inc....................................................   9.44-9.56   01/31/08       3,460,658
   5,862   Classic Cable, Inc. (b)...............................................   9.44-9.56   01/31/08       5,860,875
  15,000   RCN Corp. (b).........................................................     10.25     06/03/07      14,999,400
                                                                                                          --------------
                                                                                                              77,273,963
                                                                                                          --------------
           CASINO/GAMING (0.6%)
   5,342   Alliance Gaming Corp. (b).............................................     10.87     01/31/05       5,342,079
   2,130   Alliance Gaming Corp. (b).............................................     11.12     07/31/05       2,130,249
   5,000   Harrah's Jazz Co. (b).................................................     8.00      04/30/05       5,000,950
   2,660   Isle of Capri Casinos, Inc............................................  9.88-10.05   03/02/06       2,676,013

                       SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
PORTFOLIO OF INVESTMENTS SEPTEMBER 30, 2000, CONTINUED

PRINCIPAL
AMOUNT IN                                                                            COUPON     MATURITY
THOUSANDS                                                                             RATE       DATE         VALUE
------------------------------------------------------------------------------------------------------------------------
 $ 2,328   Isle of Capri Casinos, Inc............................................  10.02-10.45% 03/02/07  $    2,341,512
                                                                                                          --------------
                                                                                                              17,490,803
                                                                                                          --------------
           CELLULAR TELEPHONE (4.3%)
   8,400   American Cellular Corp................................................     9.63      03/31/08       8,405,796
   9,600   American Cellular Corp................................................     9.88      03/31/09       9,606,624
  16,476   Centennial Puerto Rico Operating Corp.................................     9.62      05/31/07      16,520,480
  10,219   Centennial Puerto Rico Operating Corp.................................     9.87      11/30/07      10,249,505
   4,962   Dobson Operating Co., L.L.C...........................................     9.64      12/31/07       4,960,713
  14,925   Dobson Operating Co., L.L.C...........................................     9.63      03/31/08      14,939,925
  35,602   Microcell Connexions, Inc. (b)........................................   9.66-9.87   03/01/06      35,599,295
  12,500   Rural Cellular Corp...................................................     9.63      10/03/08      12,503,875
  12,500   Rural Cellular Corp...................................................     9.88      04/03/09      12,503,875
                                                                                                          --------------
                                                                                                             125,290,088
                                                                                                          --------------
           CHEMICALS: MAJOR DIVERSIFIED (0.7%)
   9,925   Georgia Gulf Corp.....................................................     9.38      11/12/06       9,973,368
  10,000   Huntsman Corp. (b)....................................................     9.75      12/31/05       9,999,600
                                                                                                          --------------
                                                                                                              19,972,968
                                                                                                          --------------
           CHEMICALS: SPECIALTY (1.6%)
   7,425   Huntsman ICI Chemicals LLC............................................     9.69      06/30/07       7,485,736
   7,425   Huntsman ICI Chemicals LLC............................................  9.94-10.00   06/30/08       7,485,736
   9,435   Lyondell Chemical Company.............................................     10.37     06/30/05       9,558,549
   6,773   Pioneer America Acqusitions Corp. (b).................................   8.92-9.75   12/05/06       6,775,225
   8,000   Pioneer Americas, Inc. (b)............................................   9.18-9.79   12/05/06       7,998,992
   7,999   Vining Industries, Inc. (b)...........................................     9.44      03/31/05       7,997,697
                                                                                                          --------------
                                                                                                              47,301,935
                                                                                                          --------------
           COAL (0.3%)
  14,717   Quaker Coal Company,
             Inc. (b) (d)........................................................     13.00     06/30/06       7,838,419
                                                                                                          --------------
           COMPUTER COMMUNICATIONS (0.5%)
  13,390   Acterna Corporation...................................................     9.89      09/30/07      13,400,254
                                                                                                          --------------
           COMPUTERS SOFTWARE AND SERVICES (0.2%)
   7,044   DecisionOne Corp. (b).................................................  10.09-11.75  04/18/05       6,691,339
                                                                                                          --------------
           CONSTRUCTION MATERIALS (0.5%)
   6,562   Dayton Superior Corp. (b).............................................   9.69-9.75   06/01/08       6,559,431
   8,938   Onex ABCO Limited
             Partnership (b).....................................................     10.12     11/15/05       8,936,487
                                                                                                          --------------
                                                                                                              15,495,918
                                                                                                          --------------

                       SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
PORTFOLIO OF INVESTMENTS SEPTEMBER 30, 2000, CONTINUED

PRINCIPAL
AMOUNT IN                                                                            COUPON     MATURITY
THOUSANDS                                                                             RATE       DATE         VALUE
------------------------------------------------------------------------------------------------------------------------
           CONSUMER SUNDRIES (1.6%)
 $ 2,357   American Safety Razor Co..............................................  10.41-10.47% 04/30/07  $    2,356,270
   8,155   Amscan Holdings, Inc. (b).............................................   9.06-9.16   12/31/04       8,152,591
  17,000   Jostens, Inc..........................................................     10.18     05/03/08      17,079,050
     878   The Boyds Collection, Ltd. (b)........................................   8.74-8.75   04/21/06         877,774
     979   World Kitchen, Inc.
             (Revolver) (b)......................................................  9.01-11.00   04/09/05         979,170
  15,680   World Kitchen, Inc. (b)...............................................   9.35-9.57   10/09/06      15,674,776
                                                                                                          --------------
                                                                                                              45,119,631
                                                                                                          --------------
           CONSUMER/BUSINESS SERVICES (2.9%)
  11,435   Bridge Information Systems,
             Inc. (b)............................................................     10.44     05/29/03      11,432,465
   2,360   Bridge Information Systems,
             Inc. (Revolver) (b).................................................     10.44     05/29/03       2,359,773
  14,610   Bridge Information Systems,
             Inc. (b)............................................................     10.69     05/29/05      14,606,519
  23,357   Buhrmann US Inc.......................................................     10.25     10/26/07      23,442,969
   8,445   InfoUSA, Inc. (b).....................................................     10.19     06/30/06       8,444,514
   4,000   Iron Mountain, Inc....................................................   9.44-9.59   09/15/00       4,032,160
   9,444   Prime Succession, Inc. (b)............................................     11.75     08/01/03       9,444,444
   9,336   Rose Hills Co. (b)....................................................     8.94      12/01/03       9,333,557
                                                                                                          --------------
                                                                                                              83,096,401
                                                                                                          --------------
           CONTAINERS/PACKAGING (2.0%)
   1,764   Graham Packaging Co...................................................     9.75      01/31/06       1,760,306
   8,110   Graham Packaging Co...................................................  10.00-10.06  01/31/07       8,094,530
  10,000   Huntsman Packaging Corp...............................................     9.69      05/31/08       9,776,400
   9,000   Impress Metal Packaging Holdings B.V. (b).............................     9.87      12/31/06       8,977,410
  14,000   LLS Corp. (b).........................................................  9.91-10.02   07/31/06      13,991,390
   4,950   Nexpak Corp. (b)......................................................     10.03     12/31/05       4,949,833
   4,937   Nexpak Corp. (b)......................................................     10.19     12/31/06       4,936,247
   4,988   Tekni-Plex, Inc.......................................................     10.19     06/21/08       5,011,839
                                                                                                          --------------
                                                                                                              57,497,955
                                                                                                          --------------
           DISCOUNT STORES (0.5%)
  15,164   Tuesday Morning Corp. (b).............................................     9.62      12/29/04      15,163,942
                                                                                                          --------------
           DRUGSTORE CHAINS (0.6%)
   9,750   Duane Reade, Inc. (b).................................................   9.44-9.50   02/15/05       9,749,801
   8,107   Duane Reade, Inc. (b).................................................   9.69-9.75   02/15/06       8,107,393
                                                                                                          --------------
                                                                                                              17,857,194
                                                                                                          --------------
           EDUCATION (0.3%)
   9,164   Children's Discovery Centers of America (b)...........................     9.81      06/30/05       9,160,957
                                                                                                          --------------

                       SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
PORTFOLIO OF INVESTMENTS SEPTEMBER 30, 2000, CONTINUED

PRINCIPAL
AMOUNT IN                                                                            COUPON     MATURITY
THOUSANDS                                                                             RATE       DATE         VALUE
------------------------------------------------------------------------------------------------------------------------
           ELECTRIC UTILITIES (0.3%)
 $10,000   Western Resources, Inc................................................     9.38%     03/17/03  $   10,058,300
                                                                                                          --------------
           ELECTRONIC COMPONENTS (0.8%)
   7,329   Communications Instruments, Inc. (b)..................................  10.31-10.38  03/15/04       7,328,568
   8,314   Dynamic Details, Inc. (b).............................................     9.13      04/22/05       8,313,465
   7,000   Knowles Electronics, Inc. (b).........................................  9.81-10.00   06/29/07       6,998,693
                                                                                                          --------------
                                                                                                              22,640,726
                                                                                                          --------------
           ELECTRONIC PRODUCTION EQUIPMENT (0.2%)
   5,661   Telex Communications, Inc. (b)........................................     10.38     11/06/04       5,660,978
                                                                                                          --------------
           ENERGY (0.5%)
  15,000   AES Texas Funding II, LLC.............................................     9.38      04/24/01      15,002,400
                                                                                                          --------------
           ENGINEERING & CONSTRUCTION (0.5%)
  15,000   Washington Group International, Inc...................................     9.87      07/07/07      15,009,300
                                                                                                          --------------
           ENTERTAINMENT & LEISURE (0.6%)
   7,500   MGM Studios, Inc......................................................     9.44      03/31/06       7,443,750
  10,000   Six Flags, Inc........................................................   9.88-9.93   09/30/05      10,068,100
                                                                                                          --------------
                                                                                                              17,511,850
                                                                                                          --------------
           ENVIRONMENTAL SERVICES (2.2%)
  27,727   Allied Waste Industries, Inc. (b).....................................   9.44-9.75   07/30/06      26,905,714
  27,273   Allied Waste Industries, Inc. (b).....................................   9.69-9.75   07/30/07      26,464,636
  12,804   Environmental Systems Products Holdings, Inc. (b).....................     12.78     09/30/05       7,452,177
   3,746   Stericycle, Inc.......................................................  10.13-12.00  11/10/06       3,768,310
                                                                                                          --------------
                                                                                                              64,590,837
                                                                                                          --------------
           FINANCE - COMMERCIAL (0.3%)
   9,925   Outsourcing Solutions, Inc............................................     10.73     06/10/06       9,898,103
                                                                                                          --------------
           FINANCE/RENTAL/LEASING (2.8%)
   8,990   Blackstone Capital Company II, LLC (b)................................     11.19     11/30/00       8,989,257
  29,800   NationsRent, Inc......................................................     10.06     07/20/06      29,601,234
   5,531   Rent-A-Center, Inc....................................................   8.62-8.63   01/31/06       5,501,407
   6,770   Rent-A-Center, Inc....................................................   8.87-8.88   01/31/07       6,733,196
  14,813   United Rentals, Inc...................................................     9.31      06/30/05      14,590,313
   6,000   United Rentals, Inc...................................................  9.12-10.13   06/30/06       5,933,760
   8,830   Wasserstein/C & A Holdings, LLC (b)...................................     11.19     11/30/00       8,826,792
                                                                                                          --------------
                                                                                                              80,175,959
                                                                                                          --------------
           FINANCIAL PUBLISHING/SERVICES (0.3%)
   7,925   Merrill Communications LLC (b)........................................  10.37-10.39  11/23/07       7,922,265
                                                                                                          --------------

                       SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
PORTFOLIO OF INVESTMENTS SEPTEMBER 30, 2000, CONTINUED

PRINCIPAL
AMOUNT IN                                                                            COUPON     MATURITY
THOUSANDS                                                                             RATE       DATE         VALUE
------------------------------------------------------------------------------------------------------------------------
           FOOD CHAINS (0.6%)
 $12,344   Big V Supermarkets, Inc. (b)..........................................  10.52-12.38% 08/10/03  $   12,342,149
   4,964   Big V Supermarkets, Inc. (b)..........................................     10.77     11/10/03       4,933,430
                                                                                                          --------------
                                                                                                              17,275,579
                                                                                                          --------------
           FOOD & BEVERAGES (1.5%)
   8,724   Aurora Foods, Inc. (b)................................................     9.87      06/30/05       7,797,223
   4,915   Aurora Foods, Inc. (Revolver) (b).....................................     9.87      06/30/05       4,914,456
   6,930   Aurora Foods, Inc. (b)................................................     10.37     09/30/06       6,929,861
   9,250   B&G Foods, Inc. (b)...................................................     10.52     03/03/06       9,247,040
   7,382   Eagle Family Foods, Inc. (b)..........................................  10.41-10.52  12/31/05       7,381,992
   7,960   Merisant Company......................................................     9.93      03/31/07       8,003,143
                                                                                                          --------------
                                                                                                              44,273,715
                                                                                                          --------------
           HOME BUILDING (0.7%)
  10,945   Formica Corp. (b).....................................................  10.16-10.56  04/30/06      10,943,453
   9,950   Therma-Tru Holdings, Inc. (b).........................................     10.19     05/09/07       9,946,517
                                                                                                          --------------
                                                                                                              20,889,970
                                                                                                          --------------
           HOME FURNISHINGS (0.2%)
   6,769   Sleepmaster L.L.C. (b)................................................     10.62     12/31/06       6,769,436
                                                                                                          --------------
           HOSPITAL/NURSING MANAGEMENT (3.1%)
   5,928   Columbia - HealthOne, LLC (b).........................................     10.13     06/30/05       5,927,527
   6,904   Community Health Systems, Inc.........................................     9.63      12/31/03       6,835,759
   6,904   Community Health Systems, Inc.........................................     10.13     12/31/04       6,840,109
   5,123   Community Health Systems, Inc.........................................     10.38     12/31/05       5,080,047
   8,064   FHC Health Systems, Inc. (b)..........................................     9.71      04/30/05       8,063,810
   8,065   FHC Health Systems, Inc. (b)..........................................     9.96      04/30/06       8,063,730
   4,150   GEAC/Multicare Co., Inc. (b)..........................................     11.75     09/30/04       3,668,744
   1,376   GEAC/Multicare Co., Inc. (b)..........................................     12.00     06/01/05       1,216,659
   4,268   Genesis Health Ventures, Inc. (b).....................................     10.37     06/01/05       3,772,949
   4,289   Genesis Health Ventures, Inc. (b).....................................     10.12     09/30/04       3,791,544
  17,194   Integrated Health Services,
             Inc. (b) (d)........................................................  11.06-13.25  09/30/04       4,814,250
   9,468   Interim Healthcare, Inc. (b)..........................................     13.50     02/29/04       9,468,201
   3,495   Interim Healthcare, Inc. (b)..........................................     14.00     02/28/05       3,494,893
   3,435   Magellan Health Services,
             Inc. (b)............................................................     10.56     02/12/05       3,435,511
   3,435   Magellan Health Services,
             Inc. (b)............................................................     10.81     02/12/06       3,435,511
   7,938   Ventas Realty, Limited Partnership (b)................................     9.37      12/31/02       7,936,468
   3,969   Ventas Realty, Limited Partnership (b)................................     10.37     12/31/05       3,968,115
                                                                                                          --------------
                                                                                                              89,813,827
                                                                                                          --------------

                       SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
PORTFOLIO OF INVESTMENTS SEPTEMBER 30, 2000, CONTINUED

PRINCIPAL
AMOUNT IN                                                                            COUPON     MATURITY
THOUSANDS                                                                             RATE       DATE         VALUE
------------------------------------------------------------------------------------------------------------------------
           HOTELS/RESORTS (1.5%)
 $ 5,315   Meristar Hospitality Operating Partnership, L.P.......................     8.63%     01/31/04  $    5,312,085
  12,406   Strategic Hotel Funding, L.L.C........................................     10.37     11/16/04      12,457,984
  10,000   Wyndham International, Inc............................................     11.44     06/30/04      10,004,200
  15,000   Wyndham International, Inc............................................     10.44     06/30/06      14,861,250
                                                                                                          --------------
                                                                                                              42,635,519
                                                                                                          --------------
           INDUSTRIAL MACHINERY (1.5%)
  10,000   Flowserve Corp........................................................     10.25     06/30/08      10,030,000
   9,016   Formax, Inc. (b)......................................................  9.12-11.00   06/30/05       9,012,938
   4,950   Mueller Group, Inc....................................................  10.37-10.47  08/16/06       4,962,375
   4,950   Mueller Group, Inc....................................................  10.62-10.72  08/16/07       4,964,701
   3,990   Mueller Group, Inc. (b)...............................................  10.62-10.68  08/16/07       3,988,864
   9,950   SPX Corp..............................................................     8.94      12/31/06       9,984,228
                                                                                                          --------------
                                                                                                              42,943,106
                                                                                                          --------------
           INDUSTRIAL SPECIALTIES (1.7%)
  11,416   Advanced Glassfiber Yarns,
             LLC (b).............................................................     10.16     09/30/05      11,412,557
   5,428   Jet Plastica Industries, Inc. (b).....................................     9.38      12/31/02       5,428,216
   8,891   Jet Plastica Industries, Inc. (b).....................................     9.88      12/31/04       8,890,185
   1,327   Jet Plastica Industries, Inc. (Revolver) (b)..........................   9.31-9.44   12/31/04       1,327,028
   7,444   Metokote Corp. (b)....................................................  10.38-10.81  11/02/05       7,443,788
  15,645   Panolam Industries International, Inc. and Panolam Industries, Ltd.
             (b).................................................................  9.94-11.75   11/24/06      15,663,556
                                                                                                          --------------
                                                                                                              50,165,330
                                                                                                          --------------
           INSURANCE BROKERS/SERVICES (0.5%)
   7,196   Acordia, Inc. (b).....................................................     9.19      12/31/04       7,195,543
   2,880   Willis North America, Inc.............................................     9.19      11/19/07       2,881,210
   2,880   Willis North America, Inc.............................................     9.44      02/19/08       2,881,210
                                                                                                          --------------
                                                                                                              12,957,963
                                                                                                          --------------
           MEDICAL SPECIALTIES (1.4%)
   2,653   Alaris Medical Systems, Inc. (b)......................................     10.19     11/01/03       2,652,500
   2,653   Alaris Medical Systems, Inc. (b)......................................     10.19     11/01/04       2,652,500
   4,168   Alaris Medical Systems, Inc. (b)......................................     10.19     05/01/05       4,167,958
   6,172   Dade Behring, Inc. (b)................................................   9.56-9.69   06/30/06       6,171,214
   6,172   Dade Behring, Inc. (b)................................................   9.81-9.94   06/30/07       6,171,121
   8,935   Inamed Corp. (b)......................................................     9.69      01/31/05       8,934,612

                       SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
PORTFOLIO OF INVESTMENTS SEPTEMBER 30, 2000, CONTINUED

PRINCIPAL
AMOUNT IN                                                                            COUPON     MATURITY
THOUSANDS                                                                             RATE       DATE         VALUE
------------------------------------------------------------------------------------------------------------------------
 $ 2,455   Medical Specialties Group,
             Inc. (b)............................................................     10.16%    06/30/01  $    2,453,809
   7,136   Medical Specialties Group,
             Inc. (b)............................................................     10.91     06/30/04       7,134,223
                                                                                                          --------------
                                                                                                              40,337,937
                                                                                                          --------------
           MISCELLANEOUS COMMERCIAL SERVICES (0.3%)
   9,950   Encompass Services Corp. (b)..........................................     9.87      05/10/07       9,949,743
                                                                                                          --------------
           MISCELLANEOUS MANUFACTURING (1.2%)
  10,000   Citation Corp. (b)....................................................     10.44     12/01/07       9,996,400
   2,550   Desa International, Inc. (b)..........................................     9.94      11/26/03       2,549,796
   6,615   Desa International, Inc. (b)..........................................  10.08-12.00  11/26/04       6,614,869
   6,365   Doskocil Manufacturing Co. (b)........................................     10.64     09/30/04       6,363,890
   8,000   Insilco Technologies, Inc. (b)........................................     10.38     08/25/07       7,979,920
                                                                                                          --------------
                                                                                                              33,504,875
                                                                                                          --------------
           MOTOR VEHICLES (0.1%)
   3,366   Asbury Automotive Texas Holdings L.L.C. (b)...........................     10.38     03/31/05       3,365,495
                                                                                                          --------------
           MOVIES/ENTERTAINMENT (1.0%)
   9,472   Panavision, Inc. (b)..................................................  10.16-10.61  03/31/05       9,470,833
  22,147   United Artists Theatre Co. (b)........................................  10.87-12.75  04/21/05      18,669,617
                                                                                                          --------------
                                                                                                              28,140,450
                                                                                                          --------------
           MULTI-SECTOR COMPANIES (1.0%)
  28,000   Mafco Finance Corp. (b)...............................................     11.68     06/15/01      27,799,520
                                                                                                          --------------
           OFFICE EQUIPMENT/SUPPLIES (1.0%)
  14,813   Global Imaging Systems, Inc. (b)......................................     9.87      06/30/06      14,812,204
  17,608   US Office Products Co. (b)............................................     10.13     06/09/06      13,258,458
                                                                                                          --------------
                                                                                                              28,070,662
                                                                                                          --------------
           OILFIELD SERVICES/EQUIPMENT (0.4%)
   9,974   US Synthetic Corp. (b)................................................  10.13-10.18  05/31/05       9,970,051
                                                                                                          --------------
           OIL & GAS PIPELINES (0.2%)
   7,080   Transmontaigne, Inc. (b)..............................................     10.16     06/30/06       7,077,739
                                                                                                          --------------
           OTHER CONSUMER SERVICES (0.5%)
   7,800   PCA International, Inc. (b)...........................................     9.63      08/25/05       7,800,000
   7,823   Volume - Services, Inc. (b)...........................................  10.44-12.25  12/03/06       7,820,109
                                                                                                          --------------
                                                                                                              15,620,109
                                                                                                          --------------
           OTHER METALS/MINERALS (0.6%)
   9,921   Better Minerals & Aggregates Company (b)..............................  10.31-12.00  09/30/07       9,920,657
   7,561   CII Carbon, Inc. (b)..................................................   9.40-9.43   06/25/08       7,558,489
                                                                                                          --------------
                                                                                                              17,479,146
                                                                                                          --------------

                       SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
PORTFOLIO OF INVESTMENTS SEPTEMBER 30, 2000, CONTINUED

PRINCIPAL
AMOUNT IN                                                                            COUPON     MATURITY
THOUSANDS                                                                             RATE       DATE         VALUE
------------------------------------------------------------------------------------------------------------------------
           PHARMACEUTICALS: OTHER (0.0%)
 $   972   King Pharmaceuticals, Inc.............................................     10.37%    12/22/06  $      973,017
                                                                                                          --------------
           PRINTING/PUBLISHING (1.8%)
   6,304   Mail-Well I Corp. (b).................................................     9.16      02/22/07       6,301,684
  10,771   The Sheridan Group, Inc. (b)..........................................     9.94      01/30/05      10,770,974
  19,854   Vertis, Inc...........................................................  10.38-10.44  12/07/08      19,852,633
   3,255   Von Hoffman Press, Inc. (b)...........................................     8.91      05/30/04       3,254,381
  10,582   Von Hoffman Press, Inc. (b)...........................................     8.91      05/30/05      10,578,946
                                                                                                          --------------
                                                                                                              50,758,618
                                                                                                          --------------
           PUBLISHING: BOOKS/MAGAZINES (1.5%)
  18,648   Advanstar Communications, Inc.........................................     9.12      04/30/05      18,647,901
   4,929   Advanstar Communications, Inc.........................................     9.62      06/30/07       4,928,994
  10,000   American Media Operations, Inc........................................  10.16-10.49  04/01/07      10,014,500
   9,150   Ziff Davis Media, Inc.................................................     10.26     03/31/07       9,176,561
                                                                                                          --------------
                                                                                                              42,767,956
                                                                                                          --------------
           PUBLISHING: NEWSPAPERS (0.9%)
   4,875   21st Century Newspapers,
             Inc. (b)............................................................     9.25      09/15/05       4,874,903
  17,500   Hollinger International Publishing, Inc. (b)..........................     9.81      12/31/04      17,499,825
   3,433   Hollinger International Publishing, Inc. (b)..........................     9.75      09/30/05       3,439,067
                                                                                                          --------------
                                                                                                              25,813,795
                                                                                                          --------------
           PULP & PAPER (1.1%)
   7,511   Alabama Pine Pulp Co., Inc. (b).......................................     10.62     06/30/03       7,135,259
   3,679   Alabama Pine Pulp Co.,
             Inc. (b) (e)........................................................     10.62     06/30/05       1,246,515
   4,927   Alabama Pine Pulp Co.,
             Inc. (b) (e)........................................................     10.75     12/31/08         203,474
   7,786   Alabama River Newsprint Co. (Participation: Toronto Dominion Bank) (b)
             (c).................................................................   8.69-8.75   12/31/02       7,521,078
   6,340   Crown Paper Co. (Revolver) (b)........................................     13.00     08/22/02       6,340,045
   8,082   Crown Paper Co. (b)...................................................     10.50     08/22/03       8,081,536
                                                                                                          --------------
                                                                                                              30,527,907
                                                                                                          --------------
           RECREATIONAL PRODUCTS/TOYS (0.8%)
   7,187   Ritvik Toys, Inc. (b).................................................     10.19     02/08/03       7,184,591
   7,187   Ritvik Toys, Inc. (b).................................................     10.69     02/08/04       7,184,447
     365   Spalding Holdings Corp. (b)...........................................     9.21      09/30/03         364,919
   4,007   Spalding Holdings Corp. (Revolver) (b)................................  9.21-11.00   09/30/03       4,007,327
   1,828   Spalding Holdings Corp. (b)...........................................     9.71      09/30/04       1,827,678
   1,828   Spalding Holdings Corp. (b)...........................................     10.21     09/30/05       1,827,641

                       SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
PORTFOLIO OF INVESTMENTS SEPTEMBER 30, 2000, CONTINUED

PRINCIPAL
AMOUNT IN                                                                            COUPON     MATURITY
THOUSANDS                                                                             RATE       DATE         VALUE
------------------------------------------------------------------------------------------------------------------------
 $ 1,052   Spalding Holdings Corp. (b)...........................................     10.71%    03/30/06  $    1,052,218
                                                                                                          --------------
                                                                                                              23,448,821
                                                                                                          --------------
           RESTAURANTS (0.1%)
   4,101   Captain D's Inc.......................................................     10.62     12/31/01       4,018,110
                                                                                                          --------------
           RETAIL-SPECIALTY (0.8%)
   7,434   CSK Auto, Inc.........................................................     8.44      10/31/03       7,425,827
   8,702   HMV Media Group PLC (b)...............................................     9.41      02/25/06       8,699,006
   5,998   HMV Media Group PLC (b)...............................................     10.23     08/25/06       5,997,840
                                                                                                          --------------
                                                                                                              22,122,673
                                                                                                          --------------
           SEMICONDUCTORS (1.5%)
   6,275   Semiconductor Components Industries, LLC..............................     10.19     08/04/06       6,324,434
  16,758   Semiconductor Components Industries, LLC..............................  9.69-10.44   08/04/07      16,831,729
  20,000   Viasystems, Inc.......................................................   9.64-9.66   03/31/07      19,980,000
                                                                                                          --------------
                                                                                                              43,136,163
                                                                                                          --------------
           SERVICES TO THE HEALTH INDUSTRY (2.1%)
  11,194   Alliance Imaging, Inc.................................................     9.94      11/02/07      11,072,799
  13,806   Alliance Imaging, Inc.................................................     10.19     11/02/08      13,656,451
  19,367   Quest Diagnostics, Inc................................................  9.69-10.48   06/15/06      19,430,475
  17,261   Unilab Corp. (b)......................................................     10.56     11/23/06      17,259,105
                                                                                                          --------------
                                                                                                              61,418,830
                                                                                                          --------------
           SPECIALTY INSURANCE (0.2%)
   2,450   BRW Acquisition, Inc. (b).............................................     9.19      07/10/06       2,449,682
   2,450   BRW Acquisition, Inc. (b).............................................     9.44      07/10/07       2,449,608
                                                                                                          --------------
                                                                                                               4,899,290
                                                                                                          --------------
           SPECIALTY STORES (1.0%)
   4,850   Caribbean Petroleum, LP (b)...........................................     10.14     09/30/05       4,848,351
   3,269   Cumberland Farms, Inc. (Participation Merrill Lynch & Co., Inc.) (b)
             (c).................................................................     11.00     12/31/00       3,268,491
   7,453   Petro Stopping Centers, L.P. (b)......................................     9.66      07/23/06       7,450,889
  12,227   The Pantry, Inc.......................................................     10.13     01/31/06      12,227,346
   1,519   The Pantry, Inc.......................................................     10.38     07/31/06       1,519,440
                                                                                                          --------------
                                                                                                              29,314,517
                                                                                                          --------------
           STEEL (0.9%)
  12,181   ISPAT Inland, L.P.....................................................     8.87      07/16/05      12,180,529
  12,243   ISPAT Inland, L.P.....................................................     9.37      07/16/06      12,243,189
                                                                                                          --------------
                                                                                                              24,423,718
                                                                                                          --------------

                       SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
PORTFOLIO OF INVESTMENTS SEPTEMBER 30, 2000, CONTINUED

PRINCIPAL
AMOUNT IN                                                                            COUPON     MATURITY
THOUSANDS                                                                             RATE       DATE         VALUE
------------------------------------------------------------------------------------------------------------------------
           TELECOMMUNICATION EQUIPMENT (2.4%)
 $15,000   American Tower, L.P., American Towers, Inc. and ATC
             Teleports, Inc......................................................     9.98%     12/31/07  $   15,095,400
   4,214   Channel Master, Inc. (b)..............................................  9.14-11.00   10/10/05       4,213,768
   7,000   Crown Castle Operating Co.............................................     9.38      03/15/08       7,022,820
  21,000   Pinnacle Towers, Inc. (b).............................................     9.41      06/30/07      20,991,810
  21,674   Superior Telecom, Inc.................................................     10.44     11/27/05      21,521,315
                                                                                                          --------------
                                                                                                              68,845,113
                                                                                                          --------------
           TELECOMMUNICATIONS (6.8%)
  22,000   360network holdings (USA) inc.........................................     13.00     12/31/07      21,890,000
  10,526   Alaska Communications Systems Holdings, Inc...........................     9.63      11/14/07      10,521,053
   9,474   Alaska Communications Systems Holdings, Inc...........................     9.88      05/14/08       9,468,947
   7,406   Davel Financing Co., LLC (b)..........................................     10.87     06/23/05       1,185,000
   7,452   Fairpoint Communications, Inc.........................................   9.25-9.44   03/31/06       7,451,688
   9,750   Fairpoint Communications, Inc.........................................  9.69-11.25   03/31/07       9,750,137
  20,000   Global Crossing Holdings, Ltd.........................................     9.38      06/30/06      20,135,800
  25,000   KMC Telecom, Inc. (b).................................................     12.00     07/01/07      24,998,000
  10,000   Level 3 Communications, Inc. (b)......................................     10.48     01/15/08      10,034,400
  20,000   McleodUSA Inc.........................................................     9.63      05/30/08      20,045,400
  17,000   XO Communications, Inc................................................     9.94      06/30/07      16,962,770
   4,058   Teligent, Inc. (b)....................................................     9.51      06/30/06       4,058,174
  10,000   Teligent, Inc. (b)....................................................     9.57      06/30/06       9,998,300
  30,000   WCI Capital Corp......................................................     11.43     09/30/07      29,236,400
                                                                                                          --------------
                                                                                                             195,736,069
                                                                                                          --------------
           TEXTILES (1.0%)
   7,960   Globe Manufacturing, Inc. (b).........................................     12.25     07/31/06       6,161,040
   4,198   Joan Fabrics Corp.....................................................     9.44      06/30/05       4,196,918
   2,174   Joan Fabrics Corp.....................................................     9.44      06/30/06       2,173,888
  10,802   Polymer Group, Inc. (b)...............................................     10.13     12/20/05      10,802,331
   4,000   Polymer Group, Inc. (b)...............................................     10.38     12/30/06       3,999,960
                                                                                                          --------------
                                                                                                              27,334,137
                                                                                                          --------------
           TRANSPORTATION (0.7%)
   9,925   Allied Worldwide, Inc. (b)............................................     10.64     11/18/07       9,923,214
   5,244   Quality Distribution, Inc. (b)........................................     8.91      08/28/05       5,244,089
   4,484   Quality Distribution, Inc. (b)........................................     9.14      02/28/06       4,481,628
                                                                                                          --------------
                                                                                                              19,648,931
                                                                                                          --------------
           WIRELESS COMMUNICATIONS (6.1%)
  13,547   Arch Paging, Inc. (b).................................................     13.63     06/30/06      13,545,609
  15,000   Cook Inlet/VoiceStream Operating Company, LLC.........................     10.63     12/31/08      15,157,500

                       SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
PORTFOLIO OF INVESTMENTS SEPTEMBER 30, 2000, CONTINUED

PRINCIPAL
AMOUNT IN                                                                            COUPON     MATURITY
THOUSANDS                                                                             RATE       DATE         VALUE
------------------------------------------------------------------------------------------------------------------------
 $22,500   Nextel Finance Co.....................................................     10.13%    06/30/08  $   22,695,975
  22,500   Nextel Finance Co.....................................................     10.31     12/31/08      22,695,975
  15,000   Nextel Partners Operating Corp........................................     11.41     01/29/08      14,872,350
  10,000   Nextel Partners Operating Corp........................................     11.22     07/29/08      10,041,700
  10,355   Powertel PCS, Inc. (b)................................................     9.69      12/31/08      10,352,948
  13,805   Powertel PCS, Inc. (Participation:
             Goldman Sachs & Co.) (c) (b)........................................     9.69      12/31/08      13,804,906
  15,000   VoiceStream PCS Holding L.L.C. & Omnipoint Finance, LLC...............     9.66      02/25/09      14,963,700
  25,000   VoiceStream PCS Holding L.L.C. & Omnipoint Finance, LLC...............     9.64      06/30/09      24,870,750
  12,500   Western Wireless Corp.................................................   9.38-9.44   09/30/08      12,552,500
                                                                                                          --------------
                                                                                                             175,553,913
                                                                                                          --------------

           TOTAL SENIOR COLLATERALIZED TERM LOANS
           (COST $2,523,383,252)........................................................................   2,477,544,228
                                                                                                          --------------
           SENIOR NOTES (b) (f) (0.3%)
           APPAREL/FOOTWEAR (0.0%)
   1,613   London Fog Industries,
             Inc.................................................................     10.00     02/27/03         629,121
                                                                                                          --------------
           CABLE/SATELLITE TV (0.3%)
   9,563   Supercanal Holdings S.A. (Argentina)..................................     11.25     10/12/02       7,880,297
                                                                                                          --------------

           TOTAL SENIOR NOTES
           (COST $11,452,484)...........................................................................       8,509,418
                                                                                                          --------------

NUMBER OF
 SHARES
---------
           COMMON STOCKS (g) (0.1%)
           APPAREL/FOOTWEAR (0.0%)
 129,050   London Fog Industries, Inc. (Restricted).................................................        --
                                                                                                      --------------
           AUTOMOTIVE AFTERMARKET (0.0%)
 100,632   Safelite Glass Corp. (b).................................................................          58,636
   6,793   Safelite Realty Corp. (b)................................................................           3,958
                                                                                                      --------------
                                                                                                              62,594
                                                                                                      --------------
           DATA PROCESSING SERVICES (0.1%)
 186,430   DecisionOne Corp. (b)....................................................................       1,414,286
                                                                                                      --------------

           TOTAL COMMON STOCKS
           (COST $3,735,788)........................................................................       1,476,880
                                                                                                      --------------

                       SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
PORTFOLIO OF INVESTMENTS SEPTEMBER 30, 2000, CONTINUED

NUMBER OF                                                                                             EXPIRATION
WARRANTS                                                                                                 DATE         VALUE
--------------------------------------------------------------------------------------------------------------------------------
           WARRANT (b) (g) (0.0%)
           APPAREL/FOOTWEAR
   7,931   London Fog Industries, Inc. (Restricted) (Cost $1,722,237)...............................   02/27/05         --
                                                                                                                  --------------

PRINCIPAL
AMOUNT IN                                                                                      COUPON  MATURITY
THOUSANDS                                                                                       RATE     DATE
---------                                                                                      ------  --------
           SHORT-TERM INVESTMENTS (13.0%)
           COMMERCIAL PAPER (h) (12.4%)
           FINANCE -- AUTOMOTIVE (6.0%)
$ 40,000   Ford Motor Credit Co..............................................................   6.49%  10/05/00  $   39,963,944
  52,000   Ford Motor Credit Co. (i).........................................................   6.51   10/12/00      51,887,160
  20,000   General Motors Acceptance Corp....................................................   6.00   10/02/00      19,993,333
  60,000   General Motors Acceptance Corp....................................................   6.48   10/04/00      59,956,800
                                                                                                                 --------------
                                                                                                                    171,801,237
                                                                                                                 --------------
           FINANCE -- CONSUMER (4.2%)
 102,000   American Express Credit Corp......................................................   6.50   10/03/00     101,944,750
  18,000   American Express Credit Corp......................................................   6.56   10/06/00      17,980,320
                                                                                                                 --------------
                                                                                                                    119,925,070
                                                                                                                 --------------
           FINANCIAL PUBLISHING/SERVICES (2.2%)
  65,000   General Electric Capital Corp.....................................................   6.49   10/04/00      64,953,128
                                                                                                                 --------------

           TOTAL COMMERCIAL PAPER
           (COST $356,743,598).................................................................................     356,679,435
                                                                                                                 --------------

           REPURCHASE AGREEMENT (0.6%)
  18,718   The Bank of New York (dated 09/29/00; proceeds $18,727,472) (j)
             (COST $18,717,723)..............................................................   6.25   10/02/00      18,717,723
                                                                                                                 --------------

           TOTAL SHORT-TERM INVESTMENTS
           (COST $375,461,321).................................................................................     375,397,158
                                                                                                                 --------------

                       SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
PORTFOLIO OF INVESTMENTS SEPTEMBER 30, 2000, CONTINUED


                                                                                                                 VALUE
---------------------------------------------------------------------------------------------------------------------------

TOTAL INVESTMENTS
(COST $2,915,755,082) (k)...............................................................   99.3%  $ 2,862,927,684

OTHER ASSETS IN EXCESS OF LIABILITIES...................................................    0.7        21,401,930
                                                                                          -----   ---------------

NET ASSETS..............................................................................  100.0%  $ 2,884,329,614
                                                                                          -----   ---------------
                                                                                          -----   ---------------

---------------------

(a) Floating rate securities. Interest rates shown are those in effect at September 30, 2000.
(b) Valued using fair value procedures -- total aggregate value is $1,395,330,385.
(c) Participation interests were acquired through the financial institutions indicated parenthetically.
(d)  Non-income producing security; loan in default.
(e)  Payment-in-kind security.
(f)  Non-income producing security; note in default.
(g)  Non-income producing securities.
(h) Purchased on a discount basis. The interest rate shown has been adjusted to reflect a money market equivalent yield.
(i) A portion of this security is segregated in connection with unfunded loan commitments.
(j) Collateralized by $18,753,171 Federal Home Loan Mortgage Corp. 7.00% due 02/15/03 valued at $19,092,078.
(k) The aggregate cost for federal income tax purposes approximates the aggregate cost for book purposes. The aggregate gross unrealized appreciation is $5,376,816 and the aggregate gross unrealized depreciation is $58,204,214, resulting in net unrealized depreciation of $52,827,398.

                       SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
FINANCIAL STATEMENTS

STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 2000

ASSETS:
Investments in securities, at value (cost $2,915,755,082)...    $2,862,927,684
Cash........................................................         2,699,955
Receivable for:
    Interest................................................        24,803,642
    Shares of beneficial interest sold......................         5,410,414
    Investments sold........................................           124,478
Prepaid expenses and other assets...........................         1,066,150
                                                                --------------

     TOTAL ASSETS...........................................     2,897,032,323
                                                                --------------

LIABILITIES:
Payable for:
    Investment advisory fee.................................         2,002,816
    Dividends to shareholders...............................         1,371,494
    Administration fee......................................           593,862
Accrued expenses and other payables.........................           433,401
Deferred loan fees..........................................         8,301,136
Commitments and contingencies (Note 6)......................          --
                                                                --------------

     TOTAL LIABILITIES......................................        12,702,709
                                                                --------------

     NET ASSETS.............................................    $2,884,329,614
                                                                ==============

COMPOSITION OF NET ASSETS:
Paid-in-capital.............................................    $2,948,052,125
Net unrealized depreciation.................................       (52,827,398)
Accumulated undistributed net investment income.............         2,777,873
Accumulated net realized loss...............................       (13,672,986)
                                                                --------------

     NET ASSETS.............................................    $2,884,329,614
                                                                ==============

NET ASSET VALUE PER SHARE,
  296,722,545 SHARES OUTSTANDING (UNLIMITED SHARES
  AUTHORIZED OF $.01 PAR VALUE).............................             $9.72
                                                                ==============

                       SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
FINANCIAL STATEMENTS, CONTINUED

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2000

NET INVESTMENT INCOME

INCOME
Interest....................................................    $251,170,051
Facility, amendment and other loan fees.....................       5,646,808
Other.......................................................         155,899
                                                                ------------

     TOTAL INCOME...........................................     256,972,758
                                                                ------------

EXPENSES
Investment advisory fee.....................................      22,919,576
Administration fee..........................................       6,771,743
Transfer agent fees and expenses............................       1,049,805
Professional fees...........................................         896,208
Registration fees...........................................         368,280
Shareholder reports and notices.............................         357,746
Facility fees...............................................         162,005
Custodian fees..............................................         126,096
Trustees' fees and expenses.................................          17,197
Other.......................................................         193,717
                                                                ------------

     TOTAL EXPENSES.........................................      32,862,373

Less: expense offset........................................        (122,585)
                                                                ------------

     NET EXPENSES...........................................      32,739,788
                                                                ------------

     NET INVESTMENT INCOME..................................     224,232,970
                                                                ------------

NET REALIZED AND UNREALIZED LOSS:
Net realized loss...........................................      (5,523,905)
Net change in unrealized depreciation.......................     (38,361,789)
                                                                ------------

     NET LOSS...............................................     (43,885,694)
                                                                ------------

NET INCREASE................................................    $180,347,276
                                                                ============

                       SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
FINANCIAL STATEMENTS, CONTINUED

STATEMENT OF CHANGES IN NET ASSETS

                                                     FOR THE YEAR         FOR THE YEAR
                                                        ENDED                ENDED
                                                  SEPTEMBER 30, 2000   SEPTEMBER 30, 1999
-----------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income.........................      $  224,232,970       $  161,147,785
Net realized gain (loss)......................          (5,523,905)           1,067,708
Net change in unrealized depreciation.........         (38,361,789)         (13,449,451)
                                                    --------------       --------------

     NET INCREASE.............................         180,347,276          148,766,042

Dividends from net investment income..........        (221,847,859)        (159,065,743)
Net increase from transactions in shares of
  beneficial interest.........................         411,871,174          527,549,296
                                                    --------------       --------------

     NET INCREASE.............................         370,370,591          517,249,595

NET ASSETS:
Beginning of period...........................       2,513,959,023        1,996,709,428
                                                    --------------       --------------

     END OF PERIOD
    (INCLUDING UNDISTRIBUTED NET INVESTMENT
    INCOME OF $2,777,873 AND $704,520,
    RESPECTIVELY).............................      $2,884,329,614       $2,513,959,023
                                                    ==============       ==============

                       SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
FINANCIAL STATEMENTS, CONTINUED

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2000

INCREASE (DECREASE) IN CASH:

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net investment income.......................................    $   224,232,970
Adjustments to reconcile net investment income to net cash
  provided by operating activities:
Increase in receivables and other assets related to
  operations................................................         (7,779,372)
Increase in payables related to operations..................            451,183
Net loan fees received......................................          6,014,732
Amortization of loan fees...................................         (5,646,808)
Accretion of discounts......................................           (214,480)
                                                                ---------------

     NET CASH PROVIDED BY OPERATING ACTIVITIES..............        217,058,225
                                                                ---------------

CASH FLOWS USED FOR INVESTING ACTIVITIES:
Purchases of investments....................................     (1,220,677,158)
Principal repayments/sales of investments...................      1,088,204,725
Net sales/maturities of short-term investments..............       (275,511,011)
                                                                ---------------

     NET CASH USED FOR INVESTING ACTIVITIES.................       (407,983,444)
                                                                ---------------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Shares of beneficial interest sold..........................        594,981,844
Shares tendered.............................................       (280,275,046)
Dividends from net investment income (net of reinvested
  dividends of $96,880,027).................................       (124,816,712)
                                                                ---------------

     NET CASH PROVIDED BY FINANCING ACTIVITIES..............        189,890,086
                                                                ---------------

NET DECREASE IN CASH........................................         (1,035,133)

CASH BALANCE AT BEGINNING OF YEAR...........................          3,735,088
                                                                ---------------

CASH BALANCE AT END OF YEAR.................................    $     2,699,955
                                                                ===============

                       SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
NOTES TO FINANCIAL STATEMENTS SEPTEMBER 30, 2000

1. ORGANIZATION AND ACCOUNTING POLICIES

Morgan Stanley Dean Witter Prime Income Trust (the "Trust") is registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company. The Trust's investment objective is to provide a high level of current income consistent with the preservation of capital. The Trust was organized as a Massachusetts business trust on August 17, 1989 and commenced operations on November 30, 1989.

The Trust offers and sells its shares to the public on a continuous basis. The Trustees intend, each quarter, to consider authorizing the Trust to make tender offers for all or a portion of its outstanding shares of beneficial interest at the then current net asset value of such shares.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

The following is a summary of significant accounting policies:

A. VALUATION OF INVESTMENTS -- (1) Certain senior collateralized loans ("Senior Loans") are valued based on quotations received from an independent pricing service; (2) all other Senior Loans are valued at their fair value in accordance with procedures established in good faith by the Trustees. Under the procedures adopted by the Trustees, interests in Senior Loans are priced using a matrix which takes into account the relationship between current interest rates and interest rates payable on each Senior Loan, as well as the total number of days in each interest period and the period remaining until the next interest rate determination or maturity of the Senior Loan. Adjustments in the matrix-determined price of a Senior Loan will be made in the event of a default on a Senior Loan or a significant change in the creditworthiness of the borrower of the Senior Loan. The fair values determined in accordance with these procedures may differ significantly from the market values that would have been used had a ready market for these Senior Loans existed; (3) portfolio securities for which over-the-counter market quotations are readily available are valued at the latest bid price; (4) all other securities and other assets are valued at their fair value as determined in good faith under procedures established by and under the general supervision of the Trustees; and (5) short-term debt securities having a maturity date of more than sixty days at time of purchase are valued on a mark-to-market basis until sixty days prior to maturity and thereafter at amortized cost based on their value on the 61st day. Short-term debt securities having a maturity date of sixty days or less at the time of purchase are valued at amortized cost.

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
NOTES TO FINANCIAL STATEMENTS SEPTEMBER 30, 2000, CONTINUED

B. ACCOUNTING FOR INVESTMENTS -- Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses on security transactions are determined by the identified cost method. Interest income is accrued daily except where collection is not expected. When the Trust buys an interest in a Senior Loan, it may receive a facility fee, which is a fee paid to lenders upon origination of a Senior Loan and/or a commitment fee which is paid to lenders on an ongoing basis based upon the undrawn portion committed by the lenders of the underlying Senior Loan. The Trust amortizes the facility fee and accrues the commitment fee over the expected term of the loan. When the Trust sells an interest in a Senior Loan, it may be required to pay fees or commissions to the purchaser of the interest. Fees received in connection with loan amendments are amortized over the expected term of the loan.

C. SENIOR LOANS -- The Trust invests primarily in Senior Loans to Borrowers. Senior Loans are typically structured by a syndicate of lenders ("Lenders"), one or more of which administers the Senior Loan on behalf of the Lenders ("Agent"). Lenders may sell interests in Senior Loans to third parties ("Participations") or may assign all or a portion of their interest in a Senior Loan to third parties ("Assignments"). Senior Loans are exempt from registration under the Securities Act of 1933. Presently, Senior Loans are not readily marketable and are often subject to restrictions on resale.

Some of the Trust's Senior Loans are "Revolver Loans." For these loans, the Trust commits to provide funding up to the face amount of the loan. The amount drawn down by the borrower may vary during the term of the loan.

D. FEDERAL INCOME TAX STATUS -- It is the Trust's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. Accordingly, no federal income tax provision is required.

E. DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS -- The Trust records dividends and distributions to its shareholders on the record date. The amount of dividends and distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. Dividends and distributions which exceed net investment income and net realized capital gains for tax purposes are reported as distributions of paid-in-capital.

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
NOTES TO FINANCIAL STATEMENTS SEPTEMBER 30, 2000, CONTINUED

2. INVESTMENT ADVISORY/ADMINISTRATION AGREEMENTS

Pursuant to an Investment Advisory Agreement with Morgan Stanley Dean Witter Advisors Inc. (the "Investment Advisor"), the Trust pays an advisory fee, accrued daily and payable monthly, by applying the following annual rates to the net assets of the Trust determined as of the close of each business day: 0.90% to the portion of the daily net assets not exceeding $500 million; 0.85% to the portion of the daily net assets exceeding $500 million but not exceeding
$1.5 billion; 0.825% to the portion of daily net assets exceeding $1.5 billion but not exceeding $2.5 billion; and 0.80% to the portion of daily net assets exceeding $2.5 billion, but not exceeding $3 billion. Effective May 1, 2000, the Agreement was amended to reduce the annual rate to 0.775% of the portion of daily net assets in excess of $3 billion.

Pursuant to an Administration Agreement with Morgan Stanley Dean Witter Services Company Inc. (the "Administrator"), an affiliate of the Investment Advisor, the Trust pays an administration fee, calculated daily and payable monthly, by applying the annual rate of 0.25% to the Trust's daily net assets.

3. SECURITY TRANSACTIONS AND TRANSACTIONS WITH AFFILIATES

The cost of purchases and proceeds from sales/principal repayments of portfolio securities, excluding short-term investments, for the year ended September 30, 2000 aggregated $1,220,677,158 and $1,087,893,769, respectively.

Shares of the Trust are distributed by Morgan Stanley Dean Witter Distributors Inc. (the "Distributor"), an affiliate of the Investment Advisor and Administrator. Pursuant to a Distribution Agreement between the Trust, the Investment Advisor and the Distributor, the Investment Advisor compensates the Distributor at an annual rate of 2.75% of the purchase price of shares purchased from the Trust. The Investment Advisor will compensate the Distributor at an annual rate of 0.10% of the value of shares sold for any shares that remain outstanding after one year from the date of their initial purchase. Any early withdrawal charge to defray distribution expenses will be charged to the shareholder in connection with shares held for four years or less which are accepted by the Trust for repurchase pursuant to tender offers. For the year ended September 30, 2000, the Investment Advisor has informed the Trust that it received approximately $3,361,000 in early withdrawal charges.

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
NOTES TO FINANCIAL STATEMENTS SEPTEMBER 30, 2000, CONTINUED

Morgan Stanley Dean Witter Trust FSB, an affiliate of the Investment Advisor, Administrator and Distributor, is the Trust's transfer agent. At September 30, 2000, the Trust had transfer agent fees and expenses payable of approximately $1,900.

The Trust has an unfunded noncontributory defined benefit pension plan covering all independent Trustees of the Trust who will have served as independent Trustees for at least five years at the time of retirement. Benefits under this plan are based on years of service and compensation during the last five years of service. Aggregate pension costs for the year ended September 30, 2000 included in Trustees' fees and expenses in the Statement of Operations amounted to $5,863. At September 30, 2000, the Trust had an accrued pension liability of $52,664 which is included in accrued expenses in the Statement of Assets and Liabilities.

4. FEDERAL INCOME TAX STATUS

During the year ended September 30, 2000, the Trust utilized approximately $63,000 of its net capital loss carryover. At September 30, 2000, the Trust had a net capital loss carryover of approximately $7,660,000 which will be available through September 30, 2007 to offset future capital gains to the extent provided by regulations.

Capital losses incurred after October 31 ("post-October" losses) within the taxable year are deemed to arise on the first business day of the Trust's next taxable year. The Trust incurred and will elect to defer net capital loss of approximately $5,362,000 during fiscal 2000.

As of September 30, 2000, the Trust had temporary book/tax differences primarily attributable to post-October losses and tax adjustments on revolver loans held by the Trust and permanent book/tax differences attributable to revolver loans sold by the Trust. To reflect reclassifications arising from the permanent differences, accumulated undistributed net investment income was charged and accumulated net realized loss was credited $311,758.

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
NOTES TO FINANCIAL STATEMENTS SEPTEMBER 30, 2000, CONTINUED

5. SHARES OF BENEFICIAL INTEREST

Transactions in shares of beneficial interest were as follows:

                                                                SHARES          AMOUNT
                                                              -----------   --------------
Balance, September 30, 1998.................................  201,526,077   $2,008,631,657
Shares sold.................................................   65,236,515      645,727,385
Shares issued to shareholders for reinvestment of
 dividends..................................................    7,070,460       69,946,361
Shares tendered (four quarterly tender offers)..............  (19,019,056)    (188,124,450)
                                                              -----------   --------------
Balance, September 30, 1999.................................  254,813,996    2,536,180,953
Shares sold.................................................   60,576,915      595,266,193
Shares issued to shareholders for reinvestment of
 dividends..................................................    9,863,237       96,880,027
Shares tendered (four quarterly tender offers)..............  (28,531,603)    (280,275,046)
                                                              -----------   --------------
Balance, September 30, 2000.................................  296,722,545   $2,948,052,127
                                                              ===========   ==============

On October 26, 2000, the Trustees approved a tender offer to purchase up to 20 million shares of beneficial interest to commence on November 15, 2000.

6. COMMITMENTS AND CONTINGENCIES

As of September 30, 2000, the Trust had unfunded loan commitments pursuant to the following loan agreements:

                                                               UNFUNDED
BORROWER                                                      COMMITMENT
--------                                                      -----------
Arena Brands, Inc...........................................  $   664,583
Aurora Foods, Inc...........................................      126,752
Bridge Information Systems, Inc.............................      417,437
Crown Paper Co..............................................      413,042
Jet Plastica Industries, Inc................................    1,375,633
Nassau Broadcasting Partners I, LLC (Term C)................    2,800,000
Spalding Holdings Corp......................................    1,842,353
Teligent, Inc. (Multi-Draw).................................    2,608,696
Teligent, Inc. (Revolver)...................................    3,333,333
World Kitchen Consumer Products, Inc........................       20,727
                                                              -----------
                                                              $13,602,556
                                                              ===========

The total value of securities segregated for unfunded loan commitments was $19,956,600.

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
FINANCIAL HIGHLIGHTS

Selected ratios and per share data for a share of beneficial interest outstanding throughout each period:

                                           FOR THE YEAR ENDED SEPTEMBER 30,
                             ------------------------------------------------------------
                                2000         1999         1998         1997        1996
-----------------------------------------------------------------------------------------
SELECTED PER SHARE DATA:

Net asset value, beginning
 of period.................  $     9.87   $     9.91   $     9.95   $     9.94   $   9.99
                             ----------   ----------   ----------   ----------   --------

Income (loss) from
 investment operations:
   Net investment income...        0.82         0.70         0.71         0.75       0.74
   Net realized and
   unrealized gain
   (loss)..................       (0.16)       (0.05)       (0.03)      --          (0.04)
                             ----------   ----------   ----------   ----------   --------

Total income from
 investment operations.....        0.66         0.65         0.68         0.75       0.70
                             ----------   ----------   ----------   ----------   --------

Less dividends and
 distributions from:
   Net investment income...       (0.81)       (0.69)       (0.72)       (0.74)     (0.75)
   Net realized gain.......      --           --           --           --          --
                             ----------   ----------   ----------   ----------   --------

Total dividends and
 distributions.............       (0.81)       (0.69)       (0.72)       (0.74)     (0.75)
                             ----------   ----------   ----------   ----------   --------

Net asset value, end of
 period....................  $     9.72   $     9.87   $     9.91   $     9.95   $   9.94
                             ==========   ==========   ==========   ==========   ========

TOTAL RETURN+..............        6.87%        6.72%        7.14%        7.78%      7.25%

RATIOS TO AVERAGE NET
ASSETS:
Expenses...................        1.21%        1.22%        1.29%        1.40%      1.46%

Net investment income......        8.26%        7.02%        7.17%        7.53%      7.50%

SUPPLEMENTAL DATA:
Net assets, end of period,
 in thousands..............  $2,884,330   $2,513,959   $1,996,709   $1,344,603   $939,471

Portfolio turnover rate....          45%          44%          68%          86%        72%

                                       FOR THE YEAR ENDED SEPTEMBER 30,
                             ----------------------------------------------------
                               1995       1994       1993       1992       1991
---------------------------  ----------------------------------------------------
SELECTED PER SHARE DATA:
Net asset value, beginning
 of period.................  $  10.00   $   9.91   $   9.99   $  10.00   $  10.00
                             --------   --------   --------   --------   --------
Income (loss) from
 investment operations:
   Net investment income...      0.82       0.62       0.55       0.62       0.84
   Net realized and
   unrealized gain
   (loss)..................      0.01       0.09      (0.08)     (0.01)     --
                             --------   --------   --------   --------   --------
Total income from
 investment operations.....      0.83       0.71       0.47       0.61       0.84
                             --------   --------   --------   --------   --------
Less dividends and
 distributions from:
   Net investment income...     (0.81)     (0.62)     (0.55)     (0.62)     (0.84)
   Net realized gain.......     (0.03)     --         --         --         --
                             --------   --------   --------   --------   --------
Total dividends and
 distributions.............     (0.84)     (0.62)     (0.55)     (0.62)     (0.84)
                             --------   --------   --------   --------   --------
Net asset value, end of
 period....................  $   9.99   $  10.00   $   9.91   $   9.99   $  10.00
                             ========   ========   ========   ========   ========
TOTAL RETURN+..............      8.57%      7.32%      4.85%      6.23%      8.77%
RATIOS TO AVERAGE NET
ASSETS:
Expenses...................      1.52%      1.60%      1.45%      1.47%      1.52%
Net investment income......      8.11%      6.14%      5.53%      6.14%      8.23%
SUPPLEMENTAL DATA:
Net assets, end of period,
 in thousands..............  $521,361   $305,034   $311,479   $413,497   $479,941
Portfolio turnover rate....       102%       147%        92%        46%        42%

---------------------

  + Does not reflect the deduction of sales charge. Calculated based on the net asset value as of the last business day of the period.
       Dividends and distributions are assumed to be reinvested at the prices obtained under the Trust's dividend reinvestment plan.

                       SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS AND BOARD OF TRUSTEES OF
MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST:

We have audited the accompanying statement of assets and liabilities of Morgan Stanley Dean Witter Prime Income Trust (the "Trust"), including the portfolio of investments, as of September 30, 2000, and the related statements of operations and cash flows, changes in net assets and the financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets for the year ended September 30, 1999 and the financial highlights for each of the respective periods ended September 30, 1999 were audited by other independent accountants whose report, dated November 15, 1999, expressed an unqualified opinion on that statement and the financial highlights.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 2000, by correspondence with the custodian and selling or agent banks. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Morgan Stanley Dean Witter Prime Income Trust as of September 30, 2000, the results of its operations, its cash flows, the changes in its net assets, and the financial highlights for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
NEW YORK, NEW YORK
NOVEMBER 13, 2000

MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST
CHANGE IN INDEPENDENT ACCOUNTANTS

On July 1, 2000 PrincewaterhouseCoopers LLP resigned as independent accountants of the Trust.

The reports of PricewaterhouseCoopers LLP in the financial statements of the Trust for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

In connection with its audits for the two most recent fiscal years and through July 1, 2000 there have been no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused them to make reference thereto in their report on the financial statements for such years.

The Trust, with the approval of its Board of Trustees and its Audit Committee, engaged Deloitte & Touche LLP as its new independent accountants as of July 1, 2000.

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Shareholders and Trustees of
Morgan Stanley Dean Witter Prime Income Trust



    In our opinion, the statement of changes in net assets and the financial highlights of Morgan Stanley Dean Witter Prime Income Trust (the "Trust") (not presented separately herein) present fairly, in all material respects, the changes in its net assets for the year ended September 30, 1999 and the financial highlights for each of the years in the period ended September 30, 1999, in conformity with generally accepted accounting principles. This financial statement and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trust's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the financial statements or financial highlights of the Trust for any period subsequent to September 30, 1999.



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, New York 10036
November 15, 1999

                                                                      APPENDIX A

HEDGING TRANSACTIONS
--------------------------------------------------------------------------------

    INTEREST RATE AND OTHER HEDGING TRANSACTIONS. The Trust may in the future enter into various interest rate hedging and risk management transactions; however, it does not presently intend to engage in such transactions and will do so only after providing 30 days' written notice to shareholders. If in the future the Trust were to engage in such transactions, it expects to do so primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments the Trust owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the Trust's portfolio. In addition, with respect to fixed-income securities in the Trust's portfolio or to the extent an active secondary market develops in interests in Senior Loans in which the Trust may invest, the Trust may also engage in hedging transactions to seek to protect the value of its portfolio against declines in net asset value resulting from changes in interest rates or other market changes. The Trust will not engage in any of the transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the Trust's portfolio or obligations incurred by the Trust. The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of the Trust's portfolio securities. The Investment Advisor currently actively utilizes various hedging techniques in connection with its management of other fixed income portfolios and the Trust believes that the Investment Advisor possesses the skills necessary for the successful utilization of hedging and risk management transactions. The Trust will incur brokerage and other costs in connection with its hedging transactions.

    The types of hedging transactions in which the Trust is most likely to engage are interest rate swaps and the purchase or sale of interest rate caps or floors. The Trust will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Trust with another party of their respective obligations to pay or receive interest, e.g., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments. The purchase of an interest rate cap entitles the Purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount (the reference amount with respect to which payment obligations are determined, although no actual exchange of principal occurs) from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor.

    In circumstances in which the Investment Advisor anticipates that interest rates will decline, the Trust might, for example, enter into an interest rate swap as the floating rate payor. In the case where the Trust purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Trust's counterparty would pay the Trust amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Trust would receive in respect of floating rate assets being hedged. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Trust would receive payments from its counterparty which would wholly or partially offset the decrease in the payments it would receive in respect of the financial instruments being hedged.

    The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of financial instruments depends on the Investment Advisor's ability to predict correctly the direction and degree of movements in interest rates. Although the Trust believes that use of the hedging and risk management techniques described above will benefit the Trust, if the Investment Advisor's judgment about the direction or extent of the movement in interest rates is incorrect, the Trust's overall performance would be worse than if it had not entered into any such transactions. For example, if the Trust had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Trust would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.

    Any interest rate swaps entered into by the Trust would usually be done on a net basis, i.e., where the two parties make net payments with the Trust receiving or paying, as the case may be, only the net amount of the two payments. Inasmuch as any such hedging transactions entered into by the Trust will be for good-faith risk management purposes, the Investment Advisor and the Trust believe such obligations do not constitute senior securities and, accordingly, will not treat them as being subject to its investment restrictions on borrowing. The net amount of the excess, if any, of the Trust's obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash or liquid portfolio securities having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by the Trust's custodian.

    The Trust will not enter into interest rate swaps, caps or floors if on a net basis the aggregate notional principal amount with respect to such agreement exceeds the net assets of the Trust. Thus, the Trust may enter into interest rate swaps, caps or floors with respect to its entire portfolio.

    There is no limit on the amount of interest rate swap transactions that may be entered into by the Trust. These transactions do not involve the delivery of securities or other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate swaps is limited to the net amount of interest payments that the Trust is contractually obligated to make. If the other party to an interest rate swap defaults, the Trust's risk of loss consists of the net amount of interest payments that the Trust contractually is entitled to receive. The creditworthiness of firms with which the Trust enters into interest rate swaps, caps or floors will be monitored on an ongoing basis by the Investment Advisor pursuant to procedures adopted and reviewed, on an ongoing basis, by the Board of Trustees of the Trust. If a default occurs by the other party to such transaction, the Trust will have contractual remedies pursuant to the agreements related to the transaction but such remedies may be subject to bankruptcy and insolvency laws which could affect the Trust's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and they are less liquid than swaps.

    The Trust is also authorized to enter into hedging transactions involving financial futures and options, but presently believes it is unlikely that it would enter into such transactions. The Trust may also invest in any new financial products which may be developed to the extent determined by the Board of Trustees to be consistent with its investment objective and otherwise in the best interests of the Trust and its shareholders. The Trust will engage in such transactions only to the extent permitted under applicable law and after providing 30 days' written notice to shareholders.

                  MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST

                            PART C OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

   (a)  FINANCIAL STATEMENTS

        (1) Financial statements and schedules, included in Prospectus (Part A):
                                                                      PAGE IN
                                                                      PROSPECTUS

                 Financial highlights for the years ended September
                 30, 1991, 1992, 1993, 1994,1995, 1996, 1997, 1998,
                 1999 and 2000.................................................7

        (2) Financial statements included in the Statement of Additional Information (Part B):

                 Portfolio of Investments at September 30, 2000...............26

                 Statement of Assets and Liabilities at September
                 30, 2000.....................................................40

                 Statement of Operations for the year ended September
                 30, 2000.....................................................41

                 Statement of Changes in Net Assets for the fiscal
                 years ended September 30, 1999 and September
                 30, 2000.....................................................42

                 Statement of Cash Flows at September 30, 2000................43

                 Notes to Financial Statements................................44

                 Financial highlights for the years ended September
                 30, 1991,1992, 1993, 1994,1995, 1996, 1997, 1998,
                 1999 and 2000................................................49

        (3)      Financial statements included in Part :

                 None

   (b)  EXHIBITS:

        1 (a). Declaration of Trust of the Registrant, dated August 17, 1989 is incorporated by reference to Exhibit 2(a) of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed on December 28. 1995.

        1 (b). Amendment, dated September 12, 1989 to the Declaration of Trust of the Registrant is incorporated by reference to Exhibit 2(a) of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed on December 28, 1995.

        1 (c). Amendment, dated September 28, 1989, to the Declaration of Trust of the Registrant is incorporated by reference to Exhibit 2(a) of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed on December 28, 1995.

        1 (d). Amendment, dated February 26, 1993, to the Declaration of Trust of the Registrant is incorporated by reference to Exhibit 2(a) of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed on December 28, 1995.

        1 (e). Amendment, dated June 22, 1998, to the Declaration of Trust of the Registrant is incorporated by reference to Exhibit 1 to the Registration Statement on Form N-2, filed on November 20, 1998.

        2. Amended and Restated By-Laws of the Registrant dated May 1, 1999, is incorporated by reference to Exhibit 2 of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed on November 24, 1999.

        3.       Not applicable.

        4.       Not applicable.

        5.       Not applicable.

        6.       Not applicable.

        7. Amended Investment Advisory Agreement between the Registrant and Morgan Stanley Dean Witter Advisors Inc., dated May 1, 1998, is incorporated by reference to Exhibit 7 to the Registration Statement on Form N-2, filed on November 20, 1998.

        8 (a). Distribution Agreement between the Registrant and Morgan Stanley Dean Witter Distributors Inc., dated May 31, 1997, is incorporated by reference to Exhibit 8 of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed on December 30, 1997.

        8 (b) Selected Dealer Agreement between Morgan Stanley Dean Witter Distributors Inc. and Dean Witter Reynolds Inc., dated January 4, 1993, is incorporated by reference to Exhibit 8 of Post-Effective Amendment No. 4 to the Registration Statement on Form N-2, filed on November 17, 1994.

        9. Amended and Restated Retirement Plan for Non-Interested Trustees or Directors, dated May 8, 1997, is incorporated by reference to Exhibit 9 of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed on November 24, 1999.

        10 (a) Custodian Agreement between The Bank of New York and the Registrant, dated September 20, 1991, is incorporated by reference to Exhibit 8 of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed on December 28, 1995.

        10 (b). Amendment to the Custody Agreement, dated April 17, 1996, is incorporated by reference to Exhibit 8 to the Registration Statement on Form N-2, filed on December 30, 1996.

        10 (c). Depositary Agreement between the Morgan Stanley Dean Witter Trust FSB and the Registrant is incorporated by reference to Exhibit (c)(2) of Schedule 13E-4, filed on November 14, 2000.

        11 (a). Form of Amended and Restated Transfer Agency and Service Agreement between the Registrant and Morgan Stanley Dean Witter Trust FSB, dated September 1, 2000, filed herein.

        11 (b). Amended Administration Agreement between the Registrant and Morgan Stanley Dean Witter Services Company Inc., is incorporated by reference to Exhibit (c)(4) of Schedule 13E-4, filed on August 14, 1998.

        12 (a). Opinion of Barry Fink, dated November 20, 1998, is incorporated by reference to Exhibit 12(a) to the Registration Statement, filed on November 20, 1998.

        12 (b). Opinion of Lane Altman & Owens LLP, dated November 20, 1998, is incorporated by reference to Exhibit 12(b) to the Registration Statement, filed on November 20, 1998.

        13.      Not applicable

        14 (a).  Consent of Independent Auditors, filed herein.

        14 (b).  Consent of PricewaterhouseCoopers LLP, filed herein.

        15 .     Not applicable

        16.      Not applicable

        17.      Not applicable

        18. (a) Codes of Ethics of Morgan Stanley Dean Witter Advisors Inc., Morgan Stanley Dean Witter Services Company Inc. and Morgan Stanley Dean Witter Distributors Inc., filed herein.

        18. (b) Code of Ethics of the Morgan Stanley Dean Witter Funds, filed herein.

        Other. Powers of Attorney of Trustees have been previously filed via EDGAR.

               Power of Attorney for James F. Higgins, filed herein.

Item 25.  MARKETING ARRANGEMENTS.

          Not Applicable

Item 26.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          Not Applicable

Item 27.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT.

          None

Item 28.  NUMBER OF HOLDERS OF SECURITIES.

          (1)                                    (2)
                                          Number of Record Holders
     Title of Class                       at November 30, 2000
     --------------                       ------------------------

     Shares of Beneficial Interest           308,357,392.475

Item 29.  INDEMNIFICATION.

     Pursuant to Section 5.3 of the Registrant's Declaration of Trust and under
Section 4.8 of the Registrant's By-Laws, the indemnification of the Registrant's trustees, officers, employees and agents is permitted if it is determined that they acted under the belief that their actions were in or not opposed to the best interest of the Registrant, and, with respect to any criminal proceeding, they had reasonable cause to believe their conduct was not unlawful. In addition, indemnification is permitted only if it is determined that the actions in question did not render them liable by reason of willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of reckless disregard of their obligations and duties to the Registrant. Trustees, officers, employees and agents will be indemnified for the expense of litigation if it is determined that they are entitled to indemnification against any liability established in such litigation. The Registrant may also advance money for these expenses provided that they give their undertakings to repay the Registrant unless their conduct is later determined to permit indemnification.

     Pursuant to Section 5.2 of the Registrant's Declaration of Trust and paragraph 8 of the Registrant's Investment Management Agreement, neither the Investment Manager nor any trustee, officer, employee or agent of the Registrant shall be liable for any action or failure to act, except in the case of bad faith, willful misfeasance, gross negligence or reckless disregard of duties to the Registrant.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such trustee, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that it will apply the indemnification provision of its by-laws in a manner consistent with Release 11330 of the Securities and Exchange Commission under the Investment Company Act of 1940, so long as the interpretation of Sections 17(h) and 17(i) of such Act remains in effect.

     Registrant, in conjunction with the Investment Manager, Registrant's Trustees, and other registered investment management companies managed by the Investment Manager, maintains insurance on behalf of any person who is or was a Trustee, officer, employee, or agent of Registrant, or who is or was serving at the request of Registrant as a trustee, director, officer, employee or agent of another trust or corporation, against any liability asserted against him and incurred by him or arising out of his position. However, in no event will Registrant maintain insurance to indemnify any such person for any act for which Registrant itself is not permitted to indemnify him.

Item 30. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISOR.

     See "The Fund and Its Management" in the Prospectus regarding the business of the investment advisor. The following information is given regarding officers of Morgan Stanley Dean Witter Advisors Inc. ("MSDW Advisors"). MSDW Advisors is a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co.

     The term "Morgan Stanley Dean Witter Funds" refers to the following registered investment companies:

CLOSED-END INVESTMENT COMPANIES
(1)   Morgan Stanley Dean Witter California Insured Municipal Income Trust
(2)   Morgan Stanley Dean Witter California Quality Municipal Securities
(3)   Morgan Stanley Dean Witter Government Income Trust
(4)   Morgan Stanley Dean Witter High Income Advantage Trust
(5)   Morgan Stanley Dean Witter High Income Advantage Trust II
(6)   Morgan Stanley Dean Witter High Income Advantage Trust III
(7)   Morgan Stanley Dean Witter Income Securities Inc.
(8)   Morgan Stanley Dean Witter Insured California Municipal Securities
(9)   Morgan Stanley Dean Witter Insured Municipal Bond Trust
(10)  Morgan Stanley Dean Witter Insured Municipal Income Trust
(11)  Morgan Stanley Dean Witter Insured Municipal Securities
(12)  Morgan Stanley Dean Witter Insured Municipal Trust
(13)  Morgan Stanley Dean Witter Municipal Income Opportunities Trust
(14)  Morgan Stanley Dean Witter Municipal Income Opportunities Trust II
(15)  Morgan Stanley Dean Witter Municipal Income Opportunities Trust III
(16)  Morgan Stanley Dean Witter Municipal Income Trust
(17)  Morgan Stanley Dean Witter Municipal Income Trust II
(18)  Morgan Stanley Dean Witter Municipal Income Trust III
(19)  Morgan Stanley Dean Witter Municipal Premium Income Trust
(20)  Morgan Stanley Dean Witter New York Quality Municipal Securities
(21)  Morgan Stanley Dean Witter Prime Income Trust
(22)  Morgan Stanley Dean Witter Quality Municipal Income Trust
(23)  Morgan Stanley Dean Witter Quality Municipal Investment Trust

(24)  Morgan Stanley Dean Witter Quality Municipal Securities

OPEN-END INVESTMENT COMPANIES
(1)   Active Assets California Tax-Free Trust
(2)   Active Assets Government Securities Trust
(3)   Active Assets Institutional Money Trust
(4)   Active Assets Money Trust
(5)   Active Assets Premier Money Trust
(6)   Active Assets Tax-Free Trust
(7)   Morgan Stanley Dean Witter 21st Century Trend Fund
(8)   Morgan Stanley Dean Witter Aggressive Equity Fund
(9)   Morgan Stanley Dean Witter All Star Growth Fund
(10)  Morgan Stanley Dean Witter American Opportunities Fund
(11)  Morgan Stanley Dean Witter Balanced Growth Fund
(12)  Morgan Stanley Dean Witter Balanced Income Fund
(13)  Morgan Stanley Dean Witter California Tax-Free Daily Income Trust
(14)  Morgan Stanley Dean Witter California Tax-Free Income Fund
(15)  Morgan Stanley Dean Witter Capital Growth Securities
(16)  Morgan Stanley Dean Witter Competitive Edge Fund, "BEST IDEAS PORTFOLIO"
(17)  Morgan Stanley Dean Witter Convertible Securities Trust
(18)  Morgan Stanley Dean Witter Developing Growth Securities Trust
(19)  Morgan Stanley Dean Witter Diversified Income Trust
(20)  Morgan Stanley Dean Witter Dividend Growth Securities Inc.
(21)  Morgan Stanley Dean Witter Equity Fund
(22)  Morgan Stanley Dean Witter European Growth Fund Inc.
(23)  Morgan Stanley Dean Witter Federal Securities Trust
(24)  Morgan Stanley Dean Witter Financial Services Trust
(25)  Morgan Stanley Dean Witter Fund of Funds
(26)  Morgan Stanley Dean Witter Global Dividend Growth Securities
(27)  Morgan Stanley Dean Witter Global Utilities Fund
(28)  Morgan Stanley Dean Witter Growth Fund
(29)  Morgan Stanley Dean Witter Hawaii Municipal Trust
(30)  Morgan Stanley Dean Witter Health Sciences Trust
(31)  Morgan Stanley Dean Witter High Yield Securities Inc.
(32)  Morgan Stanley Dean Witter Income Builder Fund
(33)  Morgan Stanley Dean Witter Information Fund
(34)  Morgan Stanley Dean Witter Intermediate Income Securities
(35)  Morgan Stanley Dean Witter International Fund
(36)  Morgan Stanley Dean Witter International SmallCap Fund
(37)  Morgan Stanley Dean Witter Japan Fund
(38)  Morgan Stanley Dean Witter Latin American Growth Fund
(39)  Morgan Stanley Dean Witter Limited Term Municipal Trust
(40)  Morgan Stanley Dean Witter Liquid Asset Fund Inc.
(41)  Morgan Stanley Dean Witter Market Leader Trust
(42)  Morgan Stanley Dean Witter Mid-Cap Equity Trust
(43)  Morgan Stanley Dean Witter Multi-State Municipal Series Trust
(44)  Morgan Stanley Dean Witter Natural Resource Development Securities Inc.
(45)  Morgan Stanley Dean Witter New Discoveries Fund
(46)  Morgan Stanley Dean Witter New York Municipal Money Market Trust
(47)  Morgan Stanley Dean Witter New York Tax-Free Income Fund

(48)  Morgan Stanley Dean Witter Next Generation Trust
(49)  Morgan Stanley Dean Witter North American Government Income Trust
(50)  Morgan Stanley Dean Witter Pacific Growth Fund Inc.
(51)  Morgan Stanley Dean Witter Real Estate Fund
(52)  Morgan Stanley Dean Witter S&P 500 Index Fund
(53)  Morgan Stanley Dean Witter S&P 500 Select Fund
(54)  Morgan Stanley Dean Witter Select Dimensions Investment Series
(55)  Morgan Stanley Dean Witter Select Municipal Reinvestment Fund
(56)  Morgan Stanley Dean Witter Short-Term Bond Fund
(57)  Morgan Stanley Dean Witter Short-Term U.S. Treasury Trust
(58)  Morgan Stanley Dean Witter Small Cap Growth Fund
(59)  Morgan Stanley Dean Witter Special Value Fund
(60)  Morgan Stanley Dean Witter Strategist Fund
(61)  Morgan Stanley Dean Witter Tax-Exempt Securities Trust
(62)  Morgan Stanley Dean Witter Tax-Free Daily Income Trust
(63)  Morgan Stanley Dean Witter Tax-Managed Growth Fund
(64)  Morgan Stanley Dean Witter Technology Fund
(65)  Morgan Stanley Dean Witter Total Market Index Fund
(66)  Morgan Stanley Dean Witter Total Return Trust
(67)  Morgan Stanley Dean Witter U.S. Government Money Market Trust
(68)  Morgan Stanley Dean Witter U.S. Government Securities Trust
(69)  Morgan Stanley Dean Witter Utilities Fund
(70)  Morgan Stanley Dean Witter Value-Added Market Series
(71)  Morgan Stanley Dean Witter Value Fund
(72)  Morgan Stanley Dean Witter Variable Investment Series
(73)  Morgan Stanley Dean Witter World Wide Income Trust

NAME AND POSITION WITH              OTHER SUBSTANTIAL BUSINESS, PROFESSION, VOCATION
MORGAN STANLEY DEAN                 OR EMPLOYMENT, INCLUDING NAME, PRINCIPAL ADDRESS
WITTER ADVISORS INC.                AND NATURE OF CONNECTION
Mitchell M. Merin                   President and Chief Operating Officer of Asset
President, Chief                    Management of Morgan Stanley Dean Witter & Co.
Executive Officer and               ("MSDW); Chairman, Chief Executive Officer and
Director                            Director of Morgan Stanley Dean Witter Distributors
                                    Inc. ("MSDW Distributors") and Morgan Stanley Dean
                                    Witter Trust FSB ("MSDW Trust"); President, Chief
                                    Executive Officer and Director of Morgan Stanley Dean
                                    Witter Services Company Inc. ("MSDW Services");
                                    President of the Morgan Stanley Dean Witter Funds;
                                    Executive Vice President and Director of Dean Witter
                                    Reynolds Inc. ("DWR"); Director of various MSDW
                                    subsidiaries; Trustee of various Van Kampen investment
                                    companies.

Barry Fink                          General Counsel of Asset Management of MSDW; Executive
Executive Vice President,           Vice President, Secretary, General Counsel and Director
Secretary, General Counsel          of MSDW Services; Vice President and Secretary of MSDW
and Director                        Distributors; Vice President, Secretary and General
                                    Counsel of the Morgan Stanley Dean Witter Funds.


                                        7

NAME AND POSITION WITH              OTHER SUBSTANTIAL BUSINESS, PROFESSION, VOCATION
MORGAN STANLEY DEAN                 OR EMPLOYMENT, INCLUDING NAME, PRINCIPAL ADDRESS
WITTER ADVISORS INC.                AND NATURE OF CONNECTION
Joseph J. McAlinden                 Vice President of the Morgan Stanley Dean Witter
Executive Vice President            Funds; Director of MSDW Trust.
and Chief Investment
Officer

Ronald E. Robison                   Executive Vice President, Chief Administrative Officer
Executive Vice President,           and Director of MSDW Services; Vice President of the
Chief Administrative                Morgan Stanley Dean Witter Funds.
Officer and Director

Edward C. Oelsner, III
Executive Vice President

Joseph R. Arcieri                   Vice President of various Morgan Stanley Dean
Senior Vice President               Witter Funds.

Peter M. Avelar                     Vice President of various Morgan Stanley Dean
Senior Vice President               Witter Funds.
and Director of the High
Yield Group

Mark Bavoso                         Managing Director of Morgan Stanley Dean Witter Asset
Senior Vice President               Management and Vice President of various Morgan Stanley
                                    Dean Witter Funds.

Douglas Brown
Senior Vice President

Rosalie Clough
Senior Vice President
and Director of Marketing

Richard G. DeSalvo
Senior Vice President
and Director of Investment
Management Services

Richard Felegy
Senior Vice President

Sheila A. Finnerty                  Vice President of Morgan Stanley Dean Witter Prime
Senior Vice President               Income Trust.


                                        8

NAME AND POSITION WITH              OTHER SUBSTANTIAL BUSINESS, PROFESSION, VOCATION
MORGAN STANLEY DEAN                 OR EMPLOYMENT, INCLUDING NAME, PRINCIPAL ADDRESS
WITTER ADVISORS INC.                AND NATURE OF CONNECTION
Edward F. Gaylor                    Vice President of various Morgan Stanley Dean
Senior Vice President               Witter Funds.
Director of the Research
Group

Robert S. Giambrone                 Senior Vice President of MSDW Services, MSDW
Senior  Vice President              Distributors and MSDW Trust and Director of MSDW
                                    Trust; Vice President of the Morgan Stanley Dean
                                    Witter Funds.

Rajesh K. Gupta                     Managing Director of Morgan Stanley Dean Witter
Senior Vice President,              Asset Management and Vice President of various
Director of the Taxable             Morgan Stanley Dean Witter Funds.
Fixed Income Group and
Chief Administrative Officer -
Investments

Kenton J. Hinchliffe                Vice President of various Morgan Stanley Dean Witter
Senior Vice President               Funds.

Kevin Hurley                        Vice President of various Morgan Stanley Dean Witter
Senior Vice President               Funds.

Jenny Beth Jones                    Vice President of various Morgan Stanley Dean Witter
Senior Vice President               Funds.

Michelle Kaufman                    Managing Director of Morgan Stanley Dean Witter Asset
Senior Vice President               Management and Vice President of various Morgan Stanley
                                    Dean Witter Funds.

John B. Kemp, III                   President of MSDW Distributors.
Senior Vice President

Anita H. Kolleeny                   Managing Director of Morgan Stanley Dean Witter Asset
Senior Vice President               Management and Vice President of various Morgan Stanley
and Director of Sector              Dean Witter Funds.
Rotation

Lou Anne D. McInnis                 Senior Vice President and Assistant Secretary of MSDW
Senior Vice President and           Services; Assistant Secretary of MSDW Distributors and
Assistant Secretary                 the Morgan Stanley Dean Witter Funds.

Carsten Otto                        Senior Vice President and Assistant Secretary of MSDW
Senior Vice President               Services; Assistant Secretary of MSDW Distributors and
and Assistant Secretary             the Morgan Stanley Dean Witter Funds.


                                        9

NAME AND POSITION WITH              OTHER SUBSTANTIAL BUSINESS, PROFESSION, VOCATION
MORGAN STANLEY DEAN                 OR EMPLOYMENT, INCLUDING NAME, PRINCIPAL ADDRESS
WITTER ADVISORS INC.                AND NATURE OF CONNECTION

Jonathan R. Page                    Managing Director of Morgan Stanley Dean Witter Asset
Senior Vice President               Management and Vice President of various Morgan Stanley
and Director of the Money           Dean Witter Funds.
Market Group

Ira N. Ross                         Vice President of various Morgan Stanley Dean Witter
Senior Vice President               Funds.

Ruth Rossi                          Senior Vice President and Assistant Secretary of MSDW
Senior Vice President               Services; Assistant Secretary of MSDW Distributors
and Assistant Secretary             and the Morgan Stanley Dean Witter Funds.

Guy G. Rutherfurd, Jr.              Managing Director of Morgan Stanley Dean Witter Asset
Senior Vice President               Management and Vice President of various Morgan Stanley
and Director of the Growth          Dean Witter Funds.
Group

Rochelle G. Siegel                  Vice President of various Morgan Stanley Dean Witter
Senior Vice President               Funds.

James Solloway Jr.
Senior Vice President

Katherine H. Stromberg              Vice President of various Morgan Stanley Dean Witter
Senior Vice President               Funds.

Paul D. Vance                       Managing Director of Morgan Stanley Dean Witter Asset
Senior Vice President               Management and Vice President of various Morgan Stanley
and Director of the Growth          Dean Witter Funds.
and Income Group

Elizabeth A. Vetell
Senior Vice President
and Director of Shareholder
Communication

James P. Wallin
Senior Vice President

James F. Willison                   Managing Director of Morgan Stanley Dean Witter Asset
Senior Vice President               Management and Vice President of various Morgan Stanley
and Director of the                 Dean Witter Funds.
Tax-Exempt Fixed
Income Group


                                       10

NAME AND POSITION WITH              OTHER SUBSTANTIAL BUSINESS, PROFESSION, VOCATION
MORGAN STANLEY DEAN                 OR EMPLOYMENT, INCLUDING NAME, PRINCIPAL ADDRESS
WITTER ADVISORS INC.                AND NATURE OF CONNECTION
Raymond A. Basile
First Vice President

Thomas F. Caloia                    First Vice President and Assistant Treasurer of MSDW
First Vice President                Services; Assistant Treasurer of MSDW Distributors;
and Assistant                       Treasurer and Chief Financial and Accounting Officer
Treasurer                           of the Morgan Stanley Dean Witter Funds.

Thomas Chronert
First Vice President

Richard Colville                    First Vice President and Controller of MSDW Services;
First Vice President                Assistant Treasurer of MSDW Distributors; First Vice
and Controller                      President and Treasurer of MSDW Trust.

Marilyn K. Cranney                  Assistant Secretary of DWR; First Vice President and
First Vice President                Assistant Secretary of MSDW Services; Assistant Secretary
and Assistant Secretary             of MSDW Distributors and the Morgan Stanley Dean Witter
                                    Funds.

Salvatore DeSteno                   First Vice President of MSDW Services.
First Vice President

Peter W. Gurman
First Vice President

David Johnson
First Vice President

Stanley Kapica                      Principal of Morgan Stanley Dean Witter Asset
First Vice President                Management

Douglas J. Ketterer
First Vice President

Todd Lebo                           First Vice President and Assistant Secretary of MSDW and
First Vice President and            Services; Assistant Secretary of MSDW Distributors and
Assistant Secretary                 the Morgan Stanley Dean Witter Funds.

Carl F. Sadler
First Vice President

Robert Abreu
Vice President


                                       11

NAME AND POSITION WITH              OTHER SUBSTANTIAL BUSINESS, PROFESSION, VOCATION
MORGAN STANLEY DEAN                 OR EMPLOYMENT, INCLUDING NAME, PRINCIPAL ADDRESS
WITTER ADVISORS INC.                AND NATURE OF CONNECTION
Dale Albright
Vice President

Joan G. Allman
Vice President

Andrew Arbenz                       Vice President of Morgan Stanley Dean Witter Global
Vice President                      Utilities Fund.

Sean Aurigemma
Vice President

Armon Bar-Tur                       Vice President of various Morgan Stanley Dean Witter
Vice President                      Funds.

Thomas A. Bergeron
Vice President

Philip Bernstein
Vice President

Dale Boettcher
Vice President

Michelina Calandrella
Vice President

Ronald Caldwell
Vice President

Joseph Cardwell
Vice President

Christie Carr-Waldron
Vice President

Liam Carroll
Vice President

Philip Casparius
Vice President

Annette Celenza
Vice President


                                       12

NAME AND POSITION WITH              OTHER SUBSTANTIAL BUSINESS, PROFESSION, VOCATION
MORGAN STANLEY DEAN                 OR EMPLOYMENT, INCLUDING NAME, PRINCIPAL ADDRESS
WITTER ADVISORS INC.                AND NATURE OF CONNECTION
Aaron Clark                         Vice President of Morgan Stanley Dean Witter Market
Vice President                      Leader Trust

William Connerly
Vice President

Virginia Connors
Vice President

Michael J. Davey
Vice President

David Dineen                        Vice President of various Morgan Stanley Dean Witter
Vice President                      Funds.

Michele Eng
Vice President

June Ewers
Vice President

Jeffrey D. Geffen                   Vice President of Morgan Stanley Dean Witter U.S.
Vice President                      Government Securities Trust

Sandra Gelpieryn
Vice President

Charmaine George
Vice President

Michael Geringer
Vice President

Gail Gerrity Burke
Vice President

Peter Gewirtz
Vice President

Mina Gitsevich
Vice President

Ellen Gold
Vice President


                                       13

NAME AND POSITION WITH              OTHER SUBSTANTIAL BUSINESS, PROFESSION, VOCATION
MORGAN STANLEY DEAN                 OR EMPLOYMENT, INCLUDING NAME, PRINCIPAL ADDRESS
WITTER ADVISORS INC.                AND NATURE OF CONNECTION
Amy Golub
Vice President

Stephen Greenhut
Vice President

Joan Hamilton
Vice President

Trey Hancock
Vice President

Matthew T. Haynes                   Vice President of various Morgan Stanley Dean Witter
Vice President                      Funds.

Peter Hermann Jr.                   Vice President of various Morgan Stanley Dean Witter
Vice President                      Funds.

David T. Hoffman
Vice President

Thomas G. Hudson II
Vice President

Linda Jones
Vice President

Norman Jones
Vice President

Kevin Jung                          Vice President of various Morgan Stanley Dean Witter
Vice President                      Funds.

Carol Espejo-Kane
Vice President

Nancy Karole Kennedy
Vice President

Natasha Kassian                     Vice President and Assistant Secretary of MSDW Services;
Vice President and                  Assistant Secretary of MSDW Distributors and the Morgan
Assistant Secretary                 Stanley Dean Witter Funds.

Paula LaCosta                       Vice President of various Morgan Stanley Dean Witter
Vice President                      Funds.


                                       14

NAME AND POSITION WITH              OTHER SUBSTANTIAL BUSINESS, PROFESSION, VOCATION
MORGAN STANLEY DEAN                 OR EMPLOYMENT, INCLUDING NAME, PRINCIPAL ADDRESS
WITTER ADVISORS INC.                AND NATURE OF CONNECTION
Kimberly LaHart
Vice President

Thomas Lawlor
Vice President

Lester Lay
Vice President

Phuong Le
Vice President

Gerard J. Lian                      Vice President of various Morgan Stanley Dean Witter
Vice President                      Funds.

Cameron J. Livingstone
Vice President

Nancy Login Cole
Vice President

Sharon Loguercio
Vice President

Stephanie Lovinger
Vice President

Steven MacNamara
Vice President

Catherine Maniscalco                Vice President of various Morgan Stanley Dean Witter
Vice President                      Funds.

Peter R. McDowell
Vice President

Albert McGarity
Vice President

Teresa McRoberts                    Principal of Morgan Stanley Dean Witter Asset Management
Vice President                      and Vice President of various Morgan Stanley Dean Witter
                                    Funds.

Mark Mitchell
Vice President


                                       15

NAME AND POSITION WITH              OTHER SUBSTANTIAL BUSINESS, PROFESSION, VOCATION
MORGAN STANLEY DEAN                 OR EMPLOYMENT, INCLUDING NAME, PRINCIPAL ADDRESS
WITTER ADVISORS INC.                AND NATURE OF CONNECTION
Thomas Moore
Vice President

Julie Morrone                       Vice President of various Morgan Stanley Dean Witter
Vice President                      Funds.

Mary Beth Mueller
Vice President

David Myers                         Vice President of Morgan Stanley Dean Witter Natural
Vice President                      Resource Development Securities Inc.

James Nash
Vice President

Daniel Niland
Vice President

Richard Norris
Vice President

Hilary A. O'Neill
Vice President

Steven Orlov
Vice President

Mori Paulsen
Vice President

Mary Anne Picciotto
Vice President

Anne Pickrell
Vice President

Christine Reisch
Vice President

Reginald Rigaud
Vice President

Frances Roman
Vice President


                                       16

NAME AND POSITION WITH              OTHER SUBSTANTIAL BUSINESS, PROFESSION, VOCATION
MORGAN STANLEY DEAN                 OR EMPLOYMENT, INCLUDING NAME, PRINCIPAL ADDRESS
WITTER ADVISORS INC.                AND NATURE OF CONNECTION
Dawn Rorke
Vice President

John Roscoe                         Vice President of various Morgan Stanley Dean Witter
Vice President                      Funds.

Hugh Rose
Vice President

Robert Rossetti                     Vice President of Morgan Stanley Dean Witter Competitive
Vice President                      Edge Fund.

Sally Sancimino                     Vice President of various Morgan Stanley Dean Witter
Vice President                      Funds.

Deborah Santaniello
Vice President

Patrice Saunders
Vice President

Donna Savoca
Vice President

Howard A. Schloss                   Vice President of Morgan Stanley Dean Witter Federal
Vice President                      Securities Trust.

Alison M. Sharkey
Vice President

Peter J. Seeley                     Vice President of various Morgan Stanley Dean Witter
Vice President                      Funds.

George Silfen
Vice President

Ronald B. Silvestri                 Vice President of various Morgan Stanley Dean Witter
Vice President                      Funds.

Herbert Simon
Vice President

Martha Slezak
Vice President


                                       17

NAME AND POSITION WITH              OTHER SUBSTANTIAL BUSINESS, PROFESSION, VOCATION
MORGAN STANLEY DEAN                 OR EMPLOYMENT, INCLUDING NAME, PRINCIPAL ADDRESS
WITTER ADVISORS INC.                AND NATURE OF CONNECTION
Frank Smith
Vice President

Otha Smith
Vice President

Stuart Smith
Vice President

Robert Stearns
Vice President

Naomi Stein
Vice President

William Stevens
Vice President

Michael Strayhorn
Vice President

Marybeth Swisher
Vice President

Michael Thayer
Vice President

Bradford Thomas
Vice President

Barbara Toich
Vice President

Robert Vanden Assem
Vice President

Frank Vindigni
Vice President

David Walsh
Vice President

Alice Weiss                         Vice President of various Morgan Stanley Dean Witter
Vice President                      Funds.


                                       18

NAME AND POSITION WITH              OTHER SUBSTANTIAL BUSINESS, PROFESSION, VOCATION
MORGAN STANLEY DEAN                 OR EMPLOYMENT, INCLUDING NAME, PRINCIPAL ADDRESS
WITTER ADVISORS INC.                AND NATURE OF CONNECTION
John Wong
Vice President

     The principal address of MSDW Advisors, MSDW Services, MSDW Distributors, DWR, and the Morgan Stanley Dean Witter Funds is Two World Trade Center, New York, New York 10048. The principal address of MSDW is 1585 Broadway, New York, New York 10036. The principal address of MSDW Trust is 2 Harborside Financial Center, Jersey City, New Jersey 07311.

Item 31.  LOCATION OF ACCOUNTS AND RECORDS

     All accounts, books and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder are maintained by the Investment Manager at its offices, except records relating to holders of shares issued by the Registrant, which are maintained by the Registrant's Transfer Agent, at its place of business as shown in the prospectus.

Item 32.  MANAGEMENT SERVICES

         Registrant is not a party to any such management-related service contract.

Item 33.  UNDERTAKINGS
      The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offer or sales are being made, a post-effective amendment to this registration statement:

                 (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York on the 15th day of December, 2000.

                                  MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST


                                           By: /s/ Barry Fink
                                             -----------------------
                                                   Barry Fink
                                           Vice President and Secretary

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


     SIGNATURES                         TITLE                           DATE

(1) Principal Executive Officer         Chairman, Chief Executive
                                        Officer and Trustee

By /s/ Charles A. Fuimefreddo                                           12/15/00
   --------------------------
       Charles A. Fiumefreddo

(2) Principal Financial Officer         Treasurer and Principal
                                        Accounting Officer

By /s/ Thomas Caloia                                                    12/15/00
   -------------------------
       Thomas F. Caloia

(3) Majority of the Trustees

   Charles A. Fiumefreddo (Chairman)
   Philip J. Purcell
   James F. Higgins

By /s/ Barry Fink                                                       12/15/00
   ------------------------
       Barry Fink
       Attorney-in-Fact

   Michael Bozic       Manuel H. Johnson
   Edwin J. Garn       Michael E. Nugent
   Wayne E. Hedien     John L. Schroeder


By /s/ David M. Butowsky                                                12/15/00
   -----------------------
       David M. Butowsky
       Attorney-in-Fact

                  MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST

                                    EXHIBITS

        11. Form of Amended and Restated Transfer Agency and Service Agreement between the Registrant and Morgan Stanley Dean Witter Trust FSB, dated September 1, 2000

        14 (a).  Consent of Independent Auditors

        14 (b).  Consent of PricewaterhouseCoopers LLP

        18. (a) Codes of Ethics of Morgan Stanley Dean Witter Advisors Inc., Morgan Stanley Dean Witter Services Company Inc. and Morgan Stanley Dean Witter Distributors Inc.

        18. (b)  Code of Ethics of the Morgan Stanley Dean Witter Funds

        Other. Power of Attorney for James F. Higgins